As filed with the Securities and Exchange Commission on November 2, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NAVIOS MARITIME HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Republic of Marshall Islands	4412	98-0384348
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Navios Maritime Holdings Inc.
67 Notara Street
Piraeus, Greece 185 35
(011) +30-210-4172050]

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trust Company of the Marshall Islands, Inc.
Trust Company Complex, Ajeltake Island
P.O. Box 1405
Majuro, Marshall Islands MH96960
(***) ***-****

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered or on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)		Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, $.0001 par value per share	65,550,000	(3)	$5.18	$339,549,000	$39,964.92

(1)	Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be required to be issued to the holders of the publicly traded warrants upon exercise to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to the terms of the warrants.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales price of the common stock on October 26, 2005, which date was within five business days of the date of filing of this registration statement, as reported on the Over-The-Counter Bulletin Board. The issuance of the shares of common stock we are registering are expected to be issued to the holders of our publicly traded warrants upon exercise by such holders of the warrants. To the extent any of the warrants are exercised, we will receive the amount of the exercise payment made by the holders of the warrants to us in connection with the exercise of the publicly traded warrants.

(3)	This registration statement covers the issuance by us of 65,550,000 shares of common stock issuable upon the exercise of our publicly traded warrants, which warrants have an exercise price of $5.00 per share and were issued in connection with the initial public offering of International Shipping Enterprises, Inc., our legal predecessor.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS
Subject to completion, dated November 2, 2005

NAVIOS MARITIME HOLDING INC.

65,550,000 Shares of Common Stock
Issuable Upon Exercise of Outstanding Publicly Traded Warrants

Navios Maritime Holdings Inc. is registering 65,550,000 shares of Common Stock, par value $.0001 per share, which shares are underlying our publicly traded warrants. The shares of Common Stock being registered may be issued by us upon exercise by the holders of our outstanding, publicly traded warrants. The warrants have an exercise price of $5.00 per share and were issued by International Shipping Enterprises, Inc., our legal predecessor, in its initial public offering. To the extent any holder of our publicly traded warrants determines to exercise their warrants, we will receive the payment of the exercise price in connection with any such exercise. The warrants and our shares of common stock are currently traded on the Over-The-Counter Bulletin Board under the symbols NMHWF.OB and NMHIF.OB, respectively, and on November 1, 2005, the last reported sale prices of the warrants and common stock were $0.98 and $5.45, respectively. We have received the approval of Nasdaq to list our securities on the Nasdaq National Market System and our securities will commence trading on November 3, 2005 under the symbols BULK for our common stock, BULKW for our warrants and BULKU for our units.

Investing in our securities involves risks.
See ‘‘Risk Factors’’ beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then. In this prospectus, ‘‘Navios,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Navios Maritime Holdings Inc. (unless the context otherwise requires).

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before exercising your warrants and buying shares of common stock pursuant to this offering. You should carefully read this entire prospectus, including ‘‘Risk Factors’’ and our consolidated financial statements, before making an investment decision.

Navios is one of the leaders in seaborne shipping, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also has in-house technical ship management expertise. At the present time, the core fleet, the average age of which is approximately 3.5 years, consists of a total of 27 vessels, aggregating approximately 1.8 million deadweight tons or dwt. Navios owns six modern Ultra-Handymax (50,000-55,000 dwt) vessels and has 21 Panamax (70,000-83,000 dwt) and Ultra-Handymax vessels under long-term time charters, 15 of which are currently in operation, with the remaining six scheduled for delivery at various times over the next two years. We have options, many of which are ‘‘in the money,’’ to acquire 13 of the 21 time chartered vessels. The owned vessels have a substantial net asset value, and the vessels controlled under the in-charters are at rates well below the current market. Operationally, we have, at various times over the last two years, deployed over 50 vessels at any one time, including the core fleet.

Navios has options to purchase 13 of the chartered vessels and the option is referred to as ‘‘in the money,’’ when the price to exercise an option and purchase a vessel is below the current market value for the vessel. During September and October, 2005, Navios gave notice, to the lessors of two Ultra-Handymax vessels and two Panamax vessels, of its intention to exercise the options to purchase the vessels for an agreed value of approximately $20 million each. It is anticipated that two of these vessels will be purchased during the fourth quarter of 2005 and the remaining two will be acquired during the first quarter of 2006. The purchases are expected to be financed with a new loan facility which will finance 100% of the option price of each vessel. The total purchase cost of these four additional vessels is expected to be approximately $80 million. In addition, management plans to exercise the options we hold on two additional vessels before the end of 2005 at a cost of approximately $20 million each.

Navios also owns and operates the largest bulk transfer and storage facility in Uruguay. While a relatively small portion of our overall enterprise, Navios believes that this terminal is a stable business with strong growth and integration prospects.

As used above and throughout this prospectus, our core fleet means: (1) the six Ultra-Handymax vessels that we own, and (2) the Panamax and Ultra-Handymax vessels that we, as a charterer, employ commercially under long-term charters, which are charters of more than 12 months in duration. We also time charter vessels. Time chartered vessels are vessels that are placed at the charterer’s disposal for a set period of time during which the charterer uses the vessels in return for the payment of a daily specified hire. Under time charters, operating costs such as crew, maintenance and insurance are typically paid by the owner of the vessel and fuel and port costs are paid by the time charterer.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc., or ISE, Navios and all the shareholders of Navios, ISE acquired all of the net assets of Navios through the purchase of all of the outstanding shares of common stock of Navios. As a result of such acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company.

In accordance with Generally Accepted Accounting Principals, (GAAP), ISE is treated as the accounting acquiror and Navios is treated as the predecessor. This transaction is recorded in two steps. In step one, ISE recorded the $594.4 million total cash purchase price, plus $13.9 million in allocable transaction costs, by allocating such cost to the net assets acquired in accordance with their fair market value on the acquisition date. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. In step two, which immediately followed, ISE merged into Navios. The shareholder’s equity of ISE became the shareholder's equity of Navios. The results of operations of Navios to August 25, 2005 remain as historically reported and from August 26, 2005 forward reflect the combined operations of Navios and ISE.

The financial statements included in this prospectus are for periods ended June 30, 2005 or prior. The purchase of the assets of Navios, through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE into Navios, took place on August 25, 2005. Accordingly, the historical financial statements included in this prospectus do not reflect the acquisition. However, an unaudited pro forma consolidated balance sheet which gives effect to the purchase and related financing of Navios by ISE as if it had occurred on June 30, 2005 and unaudited consolidated statements of operations for the six months ended June 30, 2005 and December 31, 2004 which give affect to the purchase and related financing of Navios by ISE as if it had occurred on January 1, 2004, are included in this prospectus.

In this prospectus, all references to Navios, we, or our, refer to Navios Maritime Holdings Inc. the accounting acquiree. References to ISE refer to International Shipping Enterprises, Inc., the accounting acquiror, from its inception to its merger into Navios on August 25, 2005.

Our executive offices are located at 67 Notara Street, Piraeus, Greece 185 35 and our telephone number is (011) +30-210-417-2050. Our website is located at http://www.navios.com. The information contained on our website is not intended to be a part of this prospectus.

The Offering

Shares of Common Stock which may be issued by us	65,550,000 shares of Common Stock issuable upon exercise of our currently outstanding, publicly traded warrants

Shares of Common Stock outstanding after the offering	39,900,000 shares of Common Stock, excluding 65,550,000 shares of Common Stock issuable upon effectiveness of the registration statement of which this prospectus forms a part and upon exercise of the outstanding, publicly traded warrants.

Use of proceeds	Upon exercise of the publicly traded warrants, if any, if at all, Navios will receive the exercise price of $5.00 per share in proceeds from the sales described in this prospectus. If all of the outstanding publicly traded warrants were exercised Navios would receive proceeds upon such exercise of $327,750,000. However, Navios cannot predict the timing or the amount of the exercise of the warrants. Accordingly, we have not allocated any portion of the potential proceeds to any particular use and any proceeds received will be added to working capital. The company will pay the costs related to the registration of the issuance of the shares of common stock underlying our publicly traded warrants.

OTC Bulletin Board Symbol of Common Stock	NMHIF.OB

OTC Bulletin Board Symbol of Warrants	NMHWF.OB

There are no currently issued and outstanding options or warrants, other than our currently outstanding, publicly traded warrants.

On October 31, 2005, we received the approval of Nasdaq to list our securities on the Nasdaq National Market System. Our common stock, warrants and units will commence trading on the Nasdaq National Market System on November 3, 2005 under the symbols BULK, BULKW and BULKU, respectively.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios and all the shareholders of Navios, ISE acquired all of the net assets of Navios through the purchase of all of the outstanding shares of common stock of Navios. As a result of such acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. For purposes of the federal securities laws and its public filings, Navios qualifies as a ‘‘foreign private issuer’’ as that term is defined in Rule 3b-4 under the Securities Exchange Act of 1934.

Summary Consolidated Financial Data

The Navios historical information is derived from the unaudited consolidated financial statements of Navios as of and for each of the periods ended June 30, 2005 and 2004 and the audited consolidated financial statements of Navios as of December 31, 2004 and 2003 and the results of operations and their cash flows for each of the three years in the period ended December 31, 2004 included elsewhere in this prospectus. Navios historical information as of December 31, 2002, and as of and for the years ended December 31, 2000 and 2001 are derived from the unaudited financial statements which are not included in this prospectus. On December 11, 2002, Navios Corporation completed a business combination with Anemos Maritime Holdings Inc. (Anemos) and Anemos was considered the accounting acquirer in the business combination. The financial statements for the three year period January 1, 2000 to December 31, 2002 include the accounts of Anemos and its wholly-owned subsidiaries for the full year and Navios Corporation for December 11, 2002 through December 31, 2002. The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes, to the extent contained elsewhere herein

The purchase of the net assets of Navios by ISE, through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE into Navios took place on August 25, 2005. Accordingly, the financial statements and other financial data included in this prospectus do not reflect the acquisition. The historical results included below and elsewhere in this prospectus are not indicative of the future performance of Navios.

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(In thousands, except per share)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data
Revenue	$127,326	$138,063	$279,184	$179,734	$26,759	$21,454	$9,271
Gains and losses from forward freight agreements	(799)	38,642	57,746	51,115	494		—
Time charter voyage and port terminal expense	(75,933)	(93,317)	(180,026)	(136,551)	(6,139)	(1,774)	(1,101)
Direct vessel expense	(4,354)	(4,255)	(8,224)	(10,447)	(8,192)	(7,439)	(4,263)
General and administrative expense	(6,748)	(6,380)	(12,722)	(11,628)	(2,263)	(1,234)	(733)
Depreciation and amortization expense	(2,982)	(2,935)	(5,925)	(8,857)	(6,003)	(5,274)	(1,797)
Gain (loss) on sale of assets	—	—	61	(2,367)	(127)	(430)	(1,153)
Interest income	861	200	789	134	41	195	107
Interest expense	(990)	(1,640)	(3,450)	(5,278)	(3,950)	(6,104)	(2,191)
Other income	845	367	374	1,102	72	248	137
Other expense	(595)	(496)	(1,438)	(553)	(6,070)	(2,770)	—
Income (loss) before minority interest	36,631	68,249	126,369	56,404	(5,378)	(3,128)	(1,723)
Minority interest	—	—	—	(1,306)	(324)	—	—
Equity in net earnings of affiliate companies	640	347	763	403	68	96	128
Net income (loss)	$37,271	$68,596	$127,132	$55,501	$(5,634)	(3,032)	(1,595)
Balance Sheet Data (at period end)
Current assets, including cash	$185,028		$187,944	$179,403	$31,020	$4,721	$7,544
Total assets	333,644		333,292	361,533	215,800	161,610	97,206
Current liabilities, including current portion of long-term debt	115,002		103,527	136,902	38,460	12,204	8,875
Total long-term debt, including current portion	—		50,506	98,188	129,615	115,972	63,453
Mandatory redeemable preferred stock, including current portion	—		—	15,189	9,435	—	—
Shareholders’ equity	212,062		174,791	96,292	41,641	38,272	29,720

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(In thousands, except per share)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Other Financial Data
Net cash provided by operating activities	$49,647	$67,514	$137,218	$21,452	$2,219	$7,826	$2,224
Net cash provided by (used in) investing activities	(2,841)	(1,519)	(4,967)	26,594	(3,682)	(72,616)	(70,136)
Net cash provided by (used in) financing activities	(500)	(27,569)	(111,943)	(29,416)	5,474	61,976	73,764
Book value per common share — historical and pro forma(1)	242.47	178.37	199.86	98.41	41.64	55.29	42.94
Cash dividends, declared per common share — historical and pro forma(1)	—	—	45.74	—	—	—	—
Income (loss) per common share from continuing operations — historical and pro forma(1)	42.62	72.68	145.36	56.72	(5.63)	(4.38)	(2.30)
Cash paid for common stock dividend declared	—	—	40,000	—	—	—	—
EBITDA(2)	$40,382	$72,971	$135,718	$69,502	$4,278	$10,383	$2,286

(1)	Per share data has been prepared on a historical basis for the years and periods from January 1, 2003 onwards, while for the three years of 2000 to 2002 it is based on equivalent pro forma basis considering the number of shares allocated to the shareholders of Anemos in the business combination that occurred on December 11, 2002. As a result of the acquisition and merger on August 25, 2005, the per share data on a going forward basis will be substantially different and is more accurately reflected on such basis in accordance with the pro forma information contained in the section ‘‘Acquisition and Merger Pro Forma Financial Information’’ herein.

(2)	EBITDA represents net earnings before interest (income and expense), taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

Net Cash from Operating Activities	$49,647	$67,514	$137,218	$21,452	$2,219	$7,826	$2,224
Net increase (decrease) in operating assets	286	(2,603)	(7,195)	20,406	1,915	(9)	422
Net (increase) decrease in operating liabilities	14,743	7,160	3,104	(18,112)	289	(1,805)	(803)
Net Interest cost	129	1,440	2,661	5,144	3,909	8,541	2,084
Amortization of deferred financing costs	(27)	(82)	(773)	(565)	(145)	(117)	(20)
Amortization of deferred drydock costs	(124)	(125)	(249)	(309)	(327)	(591)	(483)
Impairment loss	—	—	—	—	—	(400)	—
Provision for losses on accounts receivable	880	203	573	(1,021)	(101)	—	—
Gain/loss on sale of property, equipment and investments	—	—	61	(2,367)	(127)	(430)	(1,138)
Unrealized gain/loss on derivatives, FEC’s, interest rate swaps and fuel swaps	(25,309)	(464)	254	45,855	(3,098)	(2,632)	—
Undistributed earnings in affiliates	157	(72)	64	325	68	—	—
Minority Interest	—	—	—	(1,306)	(324)	—	—
EBITDA	$40,382	$72,971	$135,718	$69,502	$4,278	$10,383	$2,286

The Summary Consolidated Financial Data presented above and historical financial information presented elsewhere in this prospectus is based on the historical operations of Navios, prior to Navios becoming a publicly traded company by virtue of the acquisition and merger that occurred on August 25, 2005. The pro forma financial information reflecting the acquisition by ISE of Navios and subsequent merger of ISE with and into Navios, with Navios being the surviving entity, is contained in the section titled ‘‘Acquisition and Merger Pro Forma Financial Information’’ in this prospectus beginning on page 73.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the following risks together with the other information in this prospectus before deciding to exercise your publicly traded warrants and invest in our common stock. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Associated with the Shipping Industry

The cyclical nature of the international dry bulk shipping industry may lead to decreases in charter rates, which may reduce Navios’s revenue and earnings

The shipping business, including the dry cargo market, has been cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values. For example, at various times during 2004, charter rates for the international dry bulk shipping industry reached historic highs. Navios anticipates that the future demand for its dry bulk carriers and dry bulk charter rates will be dependent upon continued demand for imported commodities, economic growth in China and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue and earnings. Fluctuations, and the demand for vessels, in general, have been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

An economic slowdown in the Asia Pacific region could reduce demand for shipping services and decrease shipping rates, thus decreasing Navios’s revenues and earnings

Currently, China, Japan and other Pacific Asian economies are the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, may have an adverse effect on Navios’s business, financial position, earnings and profitability, as well as Navios’s future prospects, by reducing such demand and the resultant rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Navios cannot assure that such growth will be sustained or that the Chinese economy will not experience a decline from current levels in the future. Navios’s results of operations, as well as its future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry wide and decrease revenue and earnings for Navios.

Servicing debt could limit funds available for other purposes, such as working capital and the payment of dividends

Navios will use cash to pay the principal and interest on its debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As a result of these obligations, Navios's current liabilities now exceed its current assets. This limits the working capital available to grow the business. Navios may need to take on additional debt as it expands the Navios fleet, which could increase its ratio of debt to equity. The need to service its debt may limit funds available for other purposes, including distributing cash to its stockholders, and its inability to service debt could lead to acceleration of its debt and foreclosure on the Navios owned vessels.

The market values of Navios’s vessels, which are at historically high levels, may decrease, which could cause it to breach covenants in its credit facility which could reduce earnings and revenues as a result of potential foreclosures

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel newbuildings;

•	governmental or other regulations; and

•	prevailing level of charter rates.

If the market values of Navios’s owned vessels, which are at historically high levels, decrease, it may breach some of the covenants contained in the financing agreements relating to its indebtedness. If Navios does breach such covenants and is unable to remedy the relevant breach, its lenders could accelerate its debt and foreclose on the collateral, including Navios’s vessels. Any loss of vessels would significantly decrease the ability of Navios to generate revenue and income. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, Navios would incur a loss that would reduce earnings.

Navios may employ vessels on the spot market and thus expose itself to risk of losses based on short term decreases in shipping rates

Navios periodically employs its vessels on a spot basis. The spot charter market is highly competitive and rates within this market are highly volatile, while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that Navios will be successful in keeping its vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market charter rates or the inability of Navios to fully employ its vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including Navios’s profitability and cash flows, with the result that its ability to pay debt service and dividends could be impaired.

Maritime claimants could arrest Navios’s vessels, which could interrupt its cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of Navios’s vessels could interrupt its cash flow and require it to pay large sums of funds to have the arrest lifted. Navios is not currently aware of the existence of any such maritime lien on its vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in Navios’s fleet for claims relating to another ship in the fleet.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in earnings

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Navios’s owned fleet is currently enrolled with Lloyd’s Register of Shipping and the American Bureau of Shipping.

A vessel must undergo Annual Surveys, Intermediate Surveys, and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Navios’s vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on Navios’s revenues due to the loss of revenues from such vessel until it was able to trade again.

Navios is subject to environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, Navios cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of Navios’s vessels. Additional conventions, laws, and regulations may be adopted which could limit Navios’s ability to do business or increase the cost of its doing business, which may materially adversely affect its operations, as well as the shipping industry generally. Navios is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to its operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM, Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in Navios’s owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the International Maritime Organization, or IMO, and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4 million, plus approximately $566 per gross registered ton above 5,000 gross tons, with an approximate maximum of $80.5 million per vessel and an exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Navios currently maintains, for each of its owned vessels, pollution liability coverage insurance in the amount of $1.0 billion per incident. If the damages from a catastrophic incident exceed this insurance coverage, it would severely hurt its cash flow and profitability and financial position.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

The European Union has introduced and is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority. Any such legislation could require significant expenditures to continue to operate vessels and such expenses could negatively impact cash flows and net income.

Navios is subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the US Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The US Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Navios will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures to ensure that its vessels attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on Navios’s operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in revenues.

Governments could requisition Navios’s vessels during a period of war or emergency, resulting in loss of revenues and earnings from such requisitioned vessels

A government could requisition title or seize Navios’s vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition Navios’s vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of Navios’s vessels would have a substantial negative effect on Navios as Navios would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated Navios for the requisition.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage Navios’s business reputation, which may in turn, lead to loss of business

The operation of ocean-going vessels entails certain inherent risks that may adversely affect Navios’s business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase Navios’s costs, as for example, the costs of replacing a vessel or cleaning up a spill or lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of Navios’s vessels in a disaster or delays in delivery or damages or loss of cargo may harm its reputation as a safe and reliable vessel operator and cause it to lose business.

Certain of Navios’s directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by Navios which may compete directly with Navios causing such persons to have a conflict of interest

Some of Navios’s directors, officers and principal stockholders have an affiliation with entities that have similar business activities to those that Navios will have upon completion of the acquisition. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with Navios. Although Navios does not intend to prevent its directors, officers and principal stockholders from having such affiliations, Navios will use its best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. The officers and employee directors of Navios will devote their full time and attention to the ongoing operations of Navios and the non-employee directors of Navios will devote such time as is necessary and required to satisfy their duties as a director of a public company.

Trading and complementary hedging activities in freight, tonnage and forward freight agreements subject it to trading risks and Navios may suffer trading losses that reduce earnings

Due to dry bulk shipping market volatility, success in this industry requires constant adjustment of the balance between chartering out vessels for long periods of time and trading them on a spot basis.

For example, a long-term contract to charter a vessel might lock Navios into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. Navios seeks to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. However, there is no assurance that Navios will be able at all times to successfully protect itself from volatility in the shipping market. Navios may not successfully mitigate its risks, leaving it exposed to unprofitable contracts and may suffer trading losses that reduce earnings.

Navios is subject to certain credit risks with respect to its counterparties on contracts and failure of such counterparties to meet their obligations could cause it to suffer losses on such contracts decreasing revenues and earnings

Navios charters out its vessels to other parties, who pay Navios a daily rate of hire. Navios also enters into Contracts of Affreightment (COAs) pursuant to which Navios agrees to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, Navios enters into FFAs. Navios also enters into spot market voyage contracts, where Navios is paid a rate per ton to carry a specified cargo from point A to point B. All of these contracts subject Navios to counterparty credit risk. As a result, Navios will be subject to credit risks at various levels, including with charterers, cargo interests, or terminal customers. If the counterparties fail to meet their obligations, Navios could suffer losses on such contracts which would decrease revenues and earnings.

Navios is subject to certain operating risks, including vessel breakdown or accident, that could result in a loss of revenue from the affected vessels leading to a reduction in revenues and earnings

Navios’s exposure to operating risks of vessel breakdown and accidents mainly arises in the context of its six owned vessels. The rest of its core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels reside with their head owners. If Navios pays hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom Navios has chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the head owner will, in all likelihood, result in Navios’s loss of the positive spread between the two rates of hire. Although Navios will have in force a time charterer’s interest policy to cover it against the loss of such spread through the sinking or other similar loss of a chartered-in vessel, Navios cannot assure you that it will be covered under all circumstances. In addition, Navios is party to long-term contracts with two commodity houses, ADM and Louis Dreyfus, that will cover a substantial portion of its silo capacity in the Uruguayan terminal for the next several years, and the loss of or a material change to such contracts could have an adverse effect on Navios’s financial condition and results of operations. Breakdowns or accidents involving Navios’s vessels and losses relating to chartered vessels which are not covered by their insurance would result in a loss of revenue from the affected vessels leading to a reduction in revenues and earnings.

Although Navios has longstanding relationships with certain Japanese shipowners who provide it access to very competitive contracts, Navios cannot assure you that it will always be able to maintain such relationships or that such contracts will continue to be available in the future

Navios has long-standing relationships with certain Japanese shipowners that give it access to time charters that are currently at very competitive rates and which, in some cases, include options to purchase the vessels at attractive prices relative to the current market. Although Navios has no indication that it may not have such access in the future, Navios cannot assure you that it will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

Navios may require additional financing for exercise of vessel purchase options which could dilute existing stockholders

In the near future, Navios will be required to make substantial cash outlays to exercise options to acquire vessels and it will need additional financing to cover all or a portion of the purchase prices. Navios currently intends to cover the cost of exercising such options with new debt collateralized by the vessels to be acquired, but there can be no assurance that Navios will generate sufficient cash or that debt financing will be available. Moreover, the covenants in Navios’s senior secured credit facility may make it more difficult to obtain such financing by imposing restrictions on what Navios can offer as collateral. Additional financings, if any, through the issuance of securities would dilute existing stockholders.

Navios intends to continue to grow its fleet which could increase expenses and losses

Navios expects to grow its fleet, either through sales and purchases or the increase of the number of chartered vessels. The addition of these vessels to the Navios fleet will impose significant additional responsibilities on its management and staff, and may require it to increase the number of its personnel. Navios will also have to increase its customer base to provide continued employment for the new vessels. Navios’s growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with Navios’s existing operations;

•	enhancing its customer base;

•	managing its expansion; and

•	obtaining required financing.

Growing any business by acquisition, including the contemplated Navios acquisition, presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Navios cannot give any assurance that it will be successful in executing its growth plans or that it will not incur significant expenses and losses in connection therewith.

As Navios expands its business, Navios will need to improve its operations and financial systems, staff, and crew; if it cannot improve these systems or recruit suitable employees, it may not effectively control its operations

Navios’s initial operating and financial systems may not be adequate as it implements its plan to expand, and its attempts to improve these systems may be ineffective. If Navios is unable to operate its financial and operations systems effectively or to recruit suitable employees as it expands its operations, it may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required to attempt to avoid such errors.

Vessels may suffer damage and Navios may face unexpected drydocking costs, which could affect its cash flow and financial condition

If Navios’s owned vessels suffer damage, they may need to be repaired at Navios’s cost at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Navios may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease its revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

The shipping industry has inherent operational risks that may not be adequately covered by Navios’s insurance

Navios has insurance for its fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance). Navios can give no assurance that it will be adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, Navios may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, Navios may not be able to obtain adequate insurance coverage at reasonable rates for its fleet. Navios may also be subject to calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the protection and indemnity associations through which Navios receives indemnity insurance coverage for tort liability. Navios’s insurance policies also contain deductibles, limitations and exclusions which, although management believes are standard in the shipping industry, may nevertheless increase its costs.

Navios’s loan agreement contains restrictive covenants that may limit its liquidity and corporate activities

Navios’s loan agreements impose on Navios certain operating and financial restrictions. These restrictions may limit Navios’s ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of its vessels or terminate or materially amend the management agreements Navios has relating to each vessel; and

•	sell any of Navios’s vessels.

Therefore, Navios will need to seek permission from its lender in order to engage in some corporate actions. Navios’s lender’s interests may be different from those of Navios, and Navios cannot guarantee that it will be able to obtain its lender’s permission when needed. This may prevent Navios from taking actions that are in its best interest.

Navios’s loan agreement imposes certain conditions on the payment of dividends

As a result of the merger to effectuate the reincorporation, Navios is party to the new senior secured credit facility with an institutional lender, HSH Nordbank AG that was used to finance the Navios acquisition by ISE. The terms of the new credit facility contain a number of financial covenants and general covenants that require Navios, among other things, to maintain a certain solvency ratio and minimum equity amounts. Navios may not be permitted to pay dividends under the new credit facility in excess of certain amounts or if it is in default of any of these loan covenants.

Because Navios generates all of its revenues in US dollars but incurs a portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses thereby increasing expenses and reducing income

Navios generates all of its revenues in US dollars but, in the year ended 2004, incurred approximately 5.1% of its expenses in currencies other than US dollars. This difference could lead to fluctuations in net income due to changes in the value of the US dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the US dollar falls in value can increase, decreasing Navios’s revenues. For example, in the 12 months ended 2004, the value of the US dollar declined by approximately 8% as compared to the Euro. Navios, as part of its overall risk management policy attempts to hedge these risks in exchange rate fluctuations. Navios may not always be successful in such hedging activities and, as a result, its operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Navios’s operations expose it to global political risks, such as wars and political instability, that may interfere with the operation of its vessels causing a decrease in revenues from such vessels

Navios is an international company and primarily conducts its operations outside the United States. Changing economic, political and governmental conditions in the countries where Navios is engaged in business or where its vessels are registered will affect it. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and Navios’s vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues and earnings. In addition, future hostilities or other political instability in regions where Navios’s vessels trade could affect its trade patterns and adversely affect its operations by causing delays in shipping on certain routes or making shipping impossible on such routes and thereby causing a decrease in revenues and earnings.

Navios is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

Navios’s corporate affairs are governed by its amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in the State of Delaware.

Navios, and certain of its officers and directors, may be difficult to serve with process as Navios is incorporated in the Republic of the Marshall Islands and such persons may reside outside of the US

Navios will be a corporation organized under the laws of the Republic of the Marshall Islands. Several of our directors and officers are residents of Greece or other non-US jurisdictions. Substantial portions of the assets of these persons and of Navios are located in the Republic of the Marshall Islands, Greece or other non-US jurisdictions. Thus, it may not be possible for investors to affect service of process upon Navios, or its non-US directors or officers or to enforce any judgment obtained against these persons in US courts. Also, it may not be possible to enforce US securities laws or judgments obtained in US courts against these persons in a non-US jurisdiction.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any ‘‘short-swing’’ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in ‘‘Summary’’ and under the captions ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and elsewhere in this prospectus constitute ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words including ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘will,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘believes,’’ ‘‘seeks,’’ ‘‘estimates,’’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. For purposes of the information contained in this prospectus, when we state that a risk, uncertainty or problem may, could or would have ‘‘a material adverse effect on our business’’ or words to that effect, we mean that the risk, uncertainty or problem may, could or would have a ‘‘material adverse effect on the business, result of operations, financial condition, cash flow or prospects of our company.’’

USE OF PROCEEDS

Upon exercise of the publicly traded warrants, if any, if at all, Navios will receive the exercise price of $5.00 per share in proceeds from the sales described in this prospectus. If all of our outstanding publicly traded warrants were exercised Navios would receive proceeds upon such exercise of $327,750,000. However, Navios cannot predict the timing or the amount of the exercise of the warrants. Accordingly, we have not allocated any portion  of the potential proceeds to any particular use and any proceeds received will be added to working capital. The company will bear the expenses related to the registration of the issuance of the shares of common stock underlying our publicly traded warrants.

DIVIDEND POLICY

At the present time, Navios intends to retain most of its available earnings generated by operations for the development and growth of the business. In addition the terms and provisions of our current secured credit facility limit our ability to pay dividends. However, subject to the approval of lenders, the company’s directors may from time to time consider the payment of dividends.

CURRENT OUTSTANDING SHARE CAPITAL

Navios’s authorized capital stock consists of 120,000,000 shares of common stock, par value $.0001 and 1,000,000 shares of preferred stock, par value $.0001. As of September 30, 2005, 39,900,000 shares of common stock were outstanding. There are no shares of preferred stock currently outstanding. In addition, we have warrants outstanding to purchase 65,550,000 shares of our common stock. Each warrant entitles the registered holder to purchase one share of our common stock at a price of $5.00 per share, subject to adjustment. There are currently no outstanding options to purchase our securities nor have any option plans or other equity compensation plans been adopted.

PRICE RANGE OF OUR SECURITIES

Currently, the principal trading market for our securities, which includes our common stock, warrants and units, is the Over-The-Counter Bulletin Board, or the OTCBB.

On October 31, 2005, we received the approval of Nasdaq to list our securities on the Nasdaq National Market System. Our common stock, warrants and units will commence trading on the Nasdaq National Market System on November 3, 2005 under the symbols BULK, BULKW and BULKU, respectively.

The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the OTC Bulletin Board since December 10, 2004, the date our legal predecessor, ISE, first became a public company. Prior to August 25, 2005, the date ISE acquired us and subsequently merged with and into us, Navios was a privately held company and there was no public trading market for our securities and the information presented below prior to that date reflects the trading activity of ISE, our legal predecessor. The information presented subsequent to August 25, 2005, reflects the trading activity of us for the period subsequent to us becoming a publicly traded company. Prior to December 10, 2004, there was no established public trading market for our common stock.

On November 1, 2005, the closing price of our common stock, warrants and units was $5.45, $0.98 and $7.38, respectively. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

	Common Stock		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low
December 31, 2004	$—	$—	—	—	$6.90	$6.00
March 31, 2005	$7.04	$5.25	$1.96	$0.86	$10.75	$6.50
June 30, 2005	$6.15	$5.46	$1.74	$0.67	$9.60	$6.55
September 30, 2005	$6.07	$5.66	$1.35	$0.84	$8.73	$7.25
December 31, 2005 (through November 1, 2005)	$5.95	$4.93	$1.25	$0.94	$8.49	$6.72

SELECTED CONSOLIDATED FINANCIAL DATA

The Navios historical information is derived from the unaudited consolidated financial statements of Navios as of and for each of the periods ended June 30, 2005 and 2004 and the audited consolidated financial statements of Navios as of December 31, 2004 and 2003 and the results of operations and their cash flows for each of the three years in the period ended December 31, 2004 included elsewhere in this prospectus. Navios historical information as of December 31, 2002, and as of and for the years ended December 31, 2000 and 2001 are derived from the unaudited financial statements which are not included in this prospectus. On December 11, 2002, Navios Corporation completed a business combination with Anemos Maritime Holdings Inc. (Anemos) and Anemos was considered the accounting acquirer in the business combination. The financial statements for the three year period January 1, 2000 to December 31, 2002 include the accounts of Anemos and its wholly-owned subsidiaries for the full year and Navios Corporation for December 11, 2002 through December 31, 2002. The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes, to the extent contained elsewhere herein

The purchase of the net assets of Navios by ISE, through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE into Navios took place on August 25, 2005. Accordingly, the financial statements and other financial data included in this prospectus do not reflect the acquisition. The historical results included below and elsewhere in this prospectus are not indicative of the future performance of Navios.

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(In thousands, except per share)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data
Revenue	$127,326	$138,063	$279,184	$179,734	$26,759	$21,454	$9,271
Gains and losses from forward freight agreements	(799)	38,642	57,746	51,115	494		—
Time charter voyage and port terminal expense	(75,933)	(93,317)	(180,026)	(136,551)	(6,139)	(1,774)	(1,101)
Direct vessel expense	(4,354)	(4,255)	(8,224)	(10,447)	(8,192)	(7,439)	(4,263)
General and administrative expense	(6,748)	(6,380)	(12,722)	(11,628)	(2,263)	(1,234)	(733)
Depreciation and amortization expense	(2,982)	(2,935)	(5,925)	(8,857)	(6,003)	(5,274)	(1,797)
Gain (loss) on sale of assets	—	—	61	(2,367)	(127)	(430)	(1,153)
Interest income	861	200	789	134	41	195	107
Interest expense	(990)	(1,640)	(3,450)	(5,278)	(3,950)	(6,104)	(2,191)
Other income	845	367	374	1,102	72	248	137
Other expense	(595)	(496)	(1,438)	(553)	(6,070)	(2,770)	—
Income (loss) before minority interest	36,631	68,249	126,369	56,404	(5,378)	(3,128)	(1,723)
Minority interest	—	—	—	(1,306)	(324)	—	—
Equity in net earnings of affiliate companies	640	347	763	403	68	96	128
Net income (loss)	$37,271	$68,596	$127,132	$55,501	$(5,634)	(3,032)	(1,595)
Balance Sheet Data (at period end)
Current assets, including cash	$185,028		$187,944	$179,403	$31,020	$4,721	$7,544
Total assets	333,644		333,292	361,533	215,800	161,610	97,206
Current liabilities, including current portion of long-term debt	115,002		103,527	136,902	38,460	12,204	8,875
Total long-term debt, including current portion	—		50,506	98,188	129,615	115,972	63,453
Mandatory redeemable preferred stock, including current portion	—		—	15,189	9,435	—	—
Shareholders’ equity	212,062		174,791	96,292	41,641	38,272	29,720

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(In thousands, except per share)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Other Financial Data
Net cash provided by operating activities	$49,647	$67,514	$137,218	$21,452	$2,219	$7,826	$2,224
Net cash provided by (used in) investing activities	(2,841)	(1,519)	(4,967)	26,594	(3,682)	(72,616)	(70,136)
Net cash provided by (used in) financing activities	(500)	(27,569)	(111,943)	(29,416)	5,474	61,976	73,764
Book value per common share — historical and pro forma(1)	242.47	178.37	199.86	98.41	41.64	55.29	42.94
Cash dividends, declared per common share — historical and pro forma(1)	—	—	45.74	—	—	—	—
Income (loss) per common share from continuing operations — historical and pro forma(1)	42.62	72.68	145.36	56.72	(5.63)	(4.38)	(2.30)
Cash paid for common stock dividend declared	—	—	40,000	—	—	—	—
EBITDA(2)	$40,382	$72,971	$135,718	$69,502	$4,278	$10,383	$2,286

(1)	Per share data has been prepared on a historical basis for the years and periods from January 1, 2003 onwards, while for the three years of 2000 to 2002 it is based on equivalent pro forma basis considering the number of shares allocated to the shareholders of Anemos in the business combination that occurred on December 11, 2002. As a result of the acquisition and merger on August 25, 2005, the per share data on a going forward basis will be substantially different and is more accurately reflected on such basis in accordance with the pro forma information contained in the section ‘‘Acquisition and Merger Pro Forma Financial Information’’ herein.

(2)	EBITDA represents net earnings before interest (income and expense), taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

Net Cash from Operating Activities	$49,647	$67,514	$137,218	$21,452	$2,219	$7,826	$2,224
Net increase (decrease) in operating assets	286	(2,603)	(7,195)	20,406	1,915	(9)	422
Net (increase) decrease in operating liabilities	14,743	7,160	3,104	(18,112)	289	(1,805)	(803)
Net Interest cost	129	1,440	2,661	5,144	3,909	8,541	2,084
Amortization of deferred financing costs	(27)	(82)	(773)	(565)	(145)	(117)	(20)
Amortization of deferred drydock costs	(124)	(125)	(249)	(309)	(327)	(591)	(483)
Impairment loss	—	—	—	—	—	(400)	—
Provision for losses on accounts receivable	880	203	573	(1,021)	(101)	—	—
Gain/loss on sale of property, equipment and investments	—	—	61	(2,367)	(127)	(430)	(1,138)
Unrealized gain/loss on derivatives, FEC’s, interest rate swaps and fuel swaps	(25,309)	(464)	254	45,855	(3,098)	(2,632)	—
Undistributed earnings in affiliates	157	(72)	64	325	68	—	—
Minority Interest	—	—	—	(1,306)	(324)	—	—
EBITDA	$40,382	$72,971	$135,718	$69,502	$4,278	$10,383	$2,286

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of Navios’s financial condition and results of operations comparing the fiscal years ended December 31, 2004 and 2003 as well as the six months ended June 30, 2005 and 2004. You should consider the foregoing when reviewing the consolidated financial statements and this discussion. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above which have been prepared in accordance with U.S. GAAP and which are included in this prospectus.

Overview

On August 25, 2005, ISE, acquired all of the net assets of Navios through the purchase of all of the outstanding shares of our common stock. As a result of such acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. In connection with the reincorporation, commencing on August 26, 2005, the trading symbols for the securities of Navios became ‘‘NMHIF’’ for the common stock, ‘‘NMHWF’’ for the warrants and ‘‘NMHUF’’ for the units.

On October 31, 2005, we received the approval of Nasdaq to list our securities on the Nasdaq National Market System. Our common stock, warrants and units will commence trading on the Nasdaq National Market System on November 3, 2005 under the symbols BULK, BULKW and BULKU, respectively

The price to purchase all of the outstanding shares of the then privately-held Navios consisted of approximately $594.4 million in cash. Approximately $182.4 million of the funds for the acquisition were obtained from funds previously held in escrow from ISE’s initial public offering which were held pending ISE finding a suitable acquisition of an operating business in the shipping industry, approximately $412.0 million of the funds were obtained from a senior secured credit facility entered into on July 12, 2005 with HSH Nordbank AG. and $2,000,000 of the funds were obtained from amounts held on deposit from the initial signing of the stock purchase agreement. $4,000,000 of the purchase price is being held in escrow subject to a purchase price adjustment. The senior secured credit facility was assumed by Navios in connection with the acquisition and reincorporation.

Navios is one of the leaders in seaborne shipping, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, shipowners, and charterers. Navios also has an in-house technical ship management expertise. Navios’s core fleet, the average age of which is approximately 3.5 years, consists of a total of 27 vessels, aggregating approximately 1.8 million deadweight tons, or dwt. Navios owns six modern Ultra-Handymax (50,000-55,000 dwt) vessels and operates 21 Panamax (70,000-83,000 dwt) and Ultra-Handymax vessels under long-term time charters, 15 of which are currently in operation, with the remaining six scheduled for delivery at various times over the next two years. Navios has options, many of which are ‘‘in the money’’, (i.e. the purchase option price is below the open market value of the vessel subject to the option) to acquire 13 of the 20 time chartered vessels. The owned vessels have a substantial net asset value, and the vessels controlled under the in-charters are at rates well below the current market. Operationally, Navios has, at various times over the last two years, deployed over 50 vessels at any one time, including its core fleet.

Navios's policy has been to take a portfolio approach to managing risk. This policy led the company to time charter out to various shipping industry counterparties considered by management to be superior credit risks, 21 vessels in its core fleet (i.e. vessels owned by Navios or which it has taken into its fleet under charters having a duration of more than 12 months) during 2004 and 2005 for various periods of between one and three years. By doing this Navios has aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against volatile market swings. In addition, the company actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as contracts of affreightment and FFA contracts. These are entered into with a view towards maximizing earnings and hedging the company’s market exposure. In 2004, this policy had the effect of generating TCEs that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios fleet been operated purely on short term, spot employment. It will also however have the effect of generating higher TCEs than spot employment should the dry bulk market experience a downturn over the course of 2005 through 2006.

Management believes Asian demand for commodities likely will remain robust on the back of strong expected economic growth. China, which is one of the main importers of most major dry bulk commodities such as iron ore and grains, is expected to continue its rapid growth and urbanization over the next few years. Significant commodities imports from Asia, especially China and India, combined with limited dry bulk capacity supply caused by constraints on available shipyard vessel construction berths and port congestion, should contribute to freight rates for the foreseeable future remaining at levels that are historically high compared to those that have prevailed for most of the last 30 years, albeit not necessarily at the highest levels reached in 2004. As of June 30, 2005, Navios had chartered-in a fleet of vessels with average cost rates per day significantly lower than the market revenue earning capacity of the vessels. The average charter-in rate, or cost, per day, per vessel of the 15 vessels in Navios’s long-term chartered-in fleet is $9,737 for 2004 which remains unchanged as of June 30, 2005. The average cost of $9,737 per vessels was derived from the amount for long term hire disclosed in Note 16 to Navios’s annual financial statements included elsewhere in this prospectus and was computed by (A) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (B) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios has the ability to increase its owned fleet through in-the-money purchase options exercisable in the near future. Management believes that Navios’s existing cash flow generation should allow it access to available financing in the debt markets to exercise its purchase options.

Management believes that a decrease in global commodity demand from its current level and the delivery of dry carrier newbuildings into the world fleet would have an adverse impact to future revenue and profitability. However, Navios’s long-term chartered fleet would offset the impact of a short-term decline in freight rates. The reduced freight rate environment would also have an adverse impact on the value of Navios’s owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted.

Navios also owns and operates the largest bulk transfer and storage facility in Uruguay. While a relatively small portion of Navios’s overall enterprise, Navios believes that this terminal is a stable business with strong growth and integration prospects.

Dry bulk fundamentals remain attractive. The United States, India, Brazil and especially China continue to contribute to strong global economic growth. More specifically, Chinese demand for iron ore, coal and steel products plays a significant part in sustaining dry bulk market at high levels. The high price of oil has contributed to increased movements of steam coal which is expected to continue for the foreseeable future. Additionally, new longer haul trade routes have developed that management anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage whose growth is limited as shipyard capacity is dominantly allocated to container and tanker building.

By entering into fixed-rate time charters at charter-in rates much lower than current prevailing rates, Navios has secured a steady earnings structure enabling the company to be profitable at low rates. Navios has also chartered out the majority of its owned and chartered-in vessels for the remaining months of 2005 at levels that far exceed direct costs and charter-in rates. The average cost to Navios of the long-term chartered-in fleet which was $9,737 per day as of December 31, 2004, remains essentially unchanged as of the period ended June 30, 2005

Additionally, Navios benefits from comparatively higher operational leverage than other dry bulk shipping companies because much of Navios fleet consists of vessels chartered in under operating leases that require no capital cost as opposed to other companies that have largely owned vessel that require significant capital investment. Its Uruguay port terminal operations’ results are highly correlated to South American grain production, in particular Paraguayan, Uruguayan and Bolivian production, which is expected to significantly increase. With second quarter dry bulk market movements becoming more pronounced relative to those of the first quarter management anticipates that income from increased FFA activity will generate gains more in line with historical averages than first quarter 2005 results.

Management believes that the continuing development of Uruguayan, Paraguayan and Brazilian grain exportation will foster throughput growth and therefore increase revenues at its Nueva Palmira port terminal. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain, the port terminal operations would be adversely affected.

Factors Affecting Navios’s Results of Operations

Navios actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of spot charters (time charters for short-term employment) and contracts of affreightment (COAs); (iii) monitoring the dollar impact of corporate exposure from both physical and FFA transactions; (iv) monitoring market and credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims to achieve an appropriate balance between vessel ownership and a long-term chartered in fleet and controls approximately 1.7 million dwt in dry bulk tonnage. Navios’s options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on 13 chartered vessels permits Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the number of the operating days less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that is spent positioning the vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFAs in the determination of TCE rate as neither voyage and time charter revenues nor gains or losses on FFAs are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The

TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects available days, operating days, fleet utilization, and TCE rates for the periods ended June 30, 2005, June 30, 2004, December 31, 2004, December 31, 2003 and December 31, 2002.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
Available Days	4,811	6,362	11,984	12,243	2,549
Operating Days	4,784	6,349	11,932	12,205	2,547
Fleet Utilization	99.4%	99.8%	99.6%	99.7%	99.9%
Time Charter Equivalent (TCE)*	$24,011	$26,186	$25,947	$16,242	$11,267

*	Including gains and losses from FFAs. While FFAs are related to our shipping business, they are for accounting purposes a distinct activity. TCE rates excluding FFA gains were for the six months ended June 30, $24,177 (2005), $20,112 (2004)] and for the years ended December 31, $21,128 (2004), $12,067 (2003) and $11,267 (2002).

While the TCE rates for 2003 and 2004 are historically high compared to those that prevailed during the last 25 years in the dry bulk market for vessels of the types that comprise Navios’s fleet, they are lower than spot rates that prevailed on average for such vessels in 2004. This differential is attributable to Navios’s policy of employing out its vessels on long-term charters in order to secure visible forward earnings for its fleet at historically high levels extending beyond 2004.

Voyage and Time Charter

Revenues are driven primarily by the number of controlled vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of the vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. Navios currently has a young fleet. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment, and FFAs

Navios enhances vessel utilization through a mix of spot charters, time charters, COAs and strategic backhauls, as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing risk on specific vessel(s), freight commitments or the overall fleet or operations and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Results of Operations

Voyage and Time Charter

This analysis and evaluation of the consolidated results of operation focuses on the operating performance of Navios’s dry bulk fleet. Navios’s vessels are deployed under either medium-to-long term time charters or spot market charters. Revenues vary with each type of charter and prevailing shipping rates. Expenses also vary with each type of charter.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater speculative opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios uses time charter equivalent, or TCE, revenue which comprises revenue from vessels operating on time charters, or TC revenue, and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market. TCE revenue serves as a measure of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

Navios operates a fleet of owned Ultra Handymax vessels and a fleet of chartered-in Panamax and Ultra Handymax vessels that are employed to provide world wide transportation of bulk commodities under freight contracts and through sub-time charter employment to other leading shipping companies.

COAs and FFAs

Navios enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into with a view to making profit, while also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios may enter into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception. If an FFA qualifies for hedge accounting, any gain or loss on the FFA is first recognized when measuring the profit or loss of related transaction. However, at June 30, 2005 and 2004 and December 31, 2004 and 2003, none of the open FFAs qualified for hedge accounting, and, accordingly, all gains or losses from FFAs were recorded in the statement of income for the periods. FFAs will continue to be so treated and, accordingly, may result in material fluctuations in the results of operations.

FFAs cover periods ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house. FFAs are settled in cash monthly based on publicly quoted indices. NOS ASA requires both base and margin collaterals. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA. On June 30, 2005 and 2004, Navios’s restricted cash with NOS ASA was $2.9 million and $3.5 million, respectively. Restricted cash also included $0.6 million (2005) and $0.7 million (2004) held in security in the form of letters of guarantee or letters of credit. As of December 31, 2004, and December 31, 2003, Navios’s restricted balance with NOS ASA was $2.8 million and $0, respectively. Also included in restricted cash as of December 31, 2004 and 2003 are amounts held as security in the form of letters of guarantee or letters of credit totaling $0.745 million and $0.784 million, respectively.

At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom, and the fair value of those FFAs traded with NOS ASA are determined from the NOS’s valuation.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, [including the chief operating decision maker], reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, Navios has determined that it operates fewer than two reportable segments, Vessel Operations and Port Terminal.

Navios has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income. For further information about this segment information, please see the footnotes to the Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In March 2005 the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin 107, ‘‘Share-Based Payments,’’ or SAB 107. The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123R. The adoption of this interpretation will not have an effect on the Company’s statement of financial position or results of operations.

In March 2005, the FASB issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even through uncertainly exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation will not have an effect on the Company’s statement of financial position or results of operations.

In March 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company does not expect this pronouncement to have a significant impact on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company for the fiscal year beginning on January 1, 2006.

In December 2004, the FASB issued Statement 123(R), Share Based Payment that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement is effective for public entities (other than those filing as small business issuers) as of the annual reporting period that begins after June 15, 2005. The adoption of this standard will not have an effect on the Company’s statement of financial position or results of operations.

In December 2004, the FASB issued Statement 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. This statement was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Nonmonetary Transactions, for nonmonetary exchanges of similar productive assets. Statement 153 replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard will not have an effect on the Company’s statement of financial position or results of operations.

SFAS 151, Inventory Costs, clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard will not have an effect on the Company’s statement of financial position or results of operations.

SFAS 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits, provides for required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. All new disclosure requirements for the domestic plans of publicly traded entities are effective for years ending after December 15, 2003. Estimated future benefit payments and all other new disclosure requirements for foreign plans are effective for years ending after June 15, 2004. The Company has adopted the disclosure requirements of SFAS 132R.

Critical Accounting Policies

The discussion and analysis of Navios’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. The preparation of those financial statements requires Navios to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios’s significant accounting policies, see Note 2 to the Consolidated Financial Statements.

Accounting for derivatives. Navios actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, actively hedges identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in Navios’s reported results from operations on a period-to-period basis. In addition, Navios engages in FFA trading as a complementary activity by which we will continue to capitalize on market opportunities. All FFA’s are marked to fair value at each balance sheet date and can lead to substantial volatility in earnings.

Impairment of long-lived assets. Navios evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine whether events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, Navios reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Navios determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurred, Navios would determine the fair value of the related asset and records a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Navios estimates fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Depreciation. Navios records the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Navios depreciates its vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Navios believes that a 25-year depreciable life is consistent with that used by other ship owners. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

Deferred drydock costs. Approximately every 30 to 60 months, Navios’s vessels are required to be drydocked for major repairs and maintenance that cannot be performed while a vessel is operating. Navios capitalizes the costs associated with drydocking as they occur and amortizes these costs on a straight line basis over the period between such drydocking. Costs capitalized as part of the drydocking include: actual costs incurred at the yard; cost of fuel consumed between a vessel’s last discharge port prior to the drydocking and the time such vessel leaves the yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of its personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. Navios believes that these criteria are consistent with US GAAP guidelines and industry practice, and that its policy of capitalization reflects the economics and market value of its vessels.

Operating Results

For the three months ended June 30, 2005 compared to the three months ended June 30, 2004

The following table reflects available days, operating days, fleet utilization, and TCE rates for the three months ending June 30, 2005 and 2004.

	Three Months Ended June 30,
	2005	2004
	(Unaudited)	(Unaudited)
Available days	2,377	3,035
Operating days	2,373	3,033
Fleet Utilization	99.8%	99.9%
Time Charter Equivalent (TCE)*	$27,834	$22,969

*	Including gains and losses from FFAs. While FFAs are an integral part of our shipping business they are, for accounting purposes, a distinct activity. TCE rates excluding FFAs were, for the three months ending June 30, 2004 and 2005, $21,302 and $26,249, respectively.

During the quarter ended June 30, 2005, there were 658 fewer ‘available days’ than for the comparable quarter of 2004. This was the result of the redelivery of chartered-in vessels during 2005. Navios can increase or decrease fleet size by chartering-in vessels for long or short term periods (less than one year). Fleet size will be decreased if charters are not renewed or replaced. Management elected to defer replenishing the fleet in the period ending June 30, 2005 because of the expectation of the availability of lower time charter-in rates in the future.

Fleet utilization remained high during both periods.

The average TCE rate for the quarter ended June 30, 2005 was $4,865 per day higher than the rate for the second quarter of 2004 primarily because vessels that were chartered-out during 2003, and earlier, and redelivered back to Navios during 2004 were time chartered-out at significantly higher revenue rates.

Revenue:    Revenues decreased by $5.9 million to $66.0 million for the three months ended June 30, 2005 compared to $71.9 million for the three months ended June 30, 2004. Navios earns revenue from freight operations on both owned and chartered-in vessels and the port terminal. Revenues from vessel operations decreased by $6.3 million, to $63.1 million for the three months ended June 30, 2005, compared to $69.4 million for the three months ended June 30, 2004. This decrease is principally attributable to a reduction in the number of vessels operated by the Company during the respective periods. Total vessel days employed decreased 22% from 33.5 equivalent vessels for the three months ended June 30, 2004 to 26.1 for the three months ended June 30, 2005.

The decrease in the number of vessel days was partially offset by an increase in the average revenue rate achieved which improved from $22,969 per day for the three months ended June 30, 2004 to $ 27,834 per day for the three months ended June 30, 2005.

Revenues from the port terminal increased by $0.4 million to $2.9 million for the three months ended June 30, 2005 as compared to $2.5 million for the three months ended June 30, 2004. Terminal throughput volume increased approximately 13% to 0.71 million tons of agricultural and other products for the three months ended June 30, 2005 from 0.63 million tons for the three months ended June 30, 2004. The company was able to increase throughput primarily because of an increase in the Uruguayan and Paraguayan soybean crops in 2005.

Gains and Losses on FFAs:    Income from FFAs decreased by $1.3 million to a gain of $3.8 million during the three months ended June 30, 2005 as compared to a gain of $5.1 million during the three months ended June 30, 2004. Navios records the change in the fair value of derivatives on a quarterly basis. None of the FFA contracts qualified for hedge accounting treatment in either period. Accordingly, changes in the fair value of FFAs were recognized in the statement of operations. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’s net position in the market.

Market conditions were volatile in both periods but the company executed fewer trades in 2005. As an indicator of volatility, for the three months ending June 30, 2005 the Baltic Panamax time charter index decreased 52% from $37,344 per day at the beginning of April, 2005 to $18,103 by June 30, 2005. Comparable statistics for 2004 reflect a reduction of 48% from $40,734 to $21,362 per day respectively. During the three months ending June 30, 2005 the company completed 59 trades versus 104 trades for the period in 2004. Fewer trades were executed in 2005 because Management chose to reduce trading exposure.

Time Charter, Voyage Expense and port terminal expense:    Time charter and voyage expenses decreased $5.5 million to $38.5 million for the three months ended June 30, 2005 as compared to $44.0 million for the three months ended June 30, 2004. The decrease was primarily due to utilizing 26 equivalent vessels for the three months ended June 30, 2005 as compared to 33 for the three months ended June 30, 2004. The average chartered-in rate increased from $16,790 per day for the three months ended June 30, 2004 to $19,766 per day for the three months ended June 30, 2005.

 Direct costs from the port terminal increased $0.2 million to $1.2 for the three months ended June 30, 2005, compared to $1.0 million for the three months ended June 30, 2004. This increase resulted primarily from variable cost related to increased shipments of 0.08 million tons.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased $0.1 million to $2.2 million for the three months ended June 30, 2005 as compared to $2.1 million for the three months ended June 30, 2004. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The increase resulted primarily from increased repair and maintenance cost related to normal usage.

General and Administrative Expenses:    General and administrative expenses decreased by $0.1 million, to $3.1 million for the three months ended June 30, 2005 as compared to $3.2 million for the three months ended June 30, 2004. Professional fees and expenses totaling $0.8 million, incurred in connection with the sale of Navios's stock to ISE were offset by reduced cost for the following items: salary and bonus of $0.2 million, professional and legal fees of $0.4 million (there were one time costs in 2004), and the $0.3 million cost of the Navios 50th anniversary celebrations held in Norwalk, Athens, Montevideo and Tokyo in 2004.

Depreciation and Amortization:    Depreciation and amortization, which includes depreciation of the owned dry bulk fleet, totaled $1.5 million for the three months ending June 30, 2005 and remained essentially unchanged between the periods.

Net Interest Expense and Income:    Interest expense decreased by $0.3 million, to $0.5 million for the three months ended June 30, 2005 as compared to $0.8 million for the prior year. This decrease was mainly due to a lower average principal amount of bank loans outstanding of $50.0 million at the June 30, 2005 as compared to $95.4 million as at June 30, 2004. Interest income was $0.6 million for the three months ended June 30, 2005 as compared to $0.1 million for the three months ended June

30, 2004 due to higher average cash balances which increased from $56.6 million in 2004 to $87.1 million in 2005 and higher interest earnings rates for the periods which increased from 0.9% in 2004 to 2.8% in 2005.

Net Income:    Net income decreased by $2.5 million to $24.3 million for the three months ended June 30, 2005 as compared to $26.8 million for the prior year. Net income from vessel operations decreased by $2.7 million, to $22.8 million for the three months ended June 30, 2005 as compared to $25.5 million for the same period in the prior year. Net income from the port terminal increased by $0.2 million to $1.5 million for the three months ended June 30, 2005 as compared to $1.3 million for the prior year.

For the six months ended June 30, 2005 compared to the six months ended June 30, 2004

The following table reflects available days, operating days, fleet utilization, and TCE rates for the six months ending June 30, 2005 and the six months ending June 30, 2004:

	Six Months Ended June 30,
	2005	2004
	(Unaudited)	(Unaudited)
Available days	4,811	6,362
Operating days	4784	6,349
Fleet Utilization	99.4%	99.8%
Time Charter Equivalent (TCE)*	$24,011	$26,186

*	Including gains and losses from FFAs. While FFAs are an integral part of our shipping business they are, for accounting purposes, a distinct activity. TCE rates excluding FFAs, were for the six months ending June 30, 2004 and 2005, $20,112 and $24,177 respectively.

During the six months ended June 30, 2005, there were 1,551 fewer ‘available days’ than for the comparable quarter of 2004. This was the result of the redelivery of charter-in vessels during 2005. Navios can increase or decrease fleet size by chartering-in vessels for long or short term periods (less than one year). Fleet size will be decreased if charters are not renewed or replaced. Management elected to defer replenishing the fleet in the period ending June 30, 2005 because of the expectation of the availability of lower time charter-in rates in the future.

Fleet utilization remained high during both periods.

The average TCE rate was $2,175 per day lower for the six months ending June 30, 2005 than for the first six months of 2004, primarily because of the reduced contribution from gains from FFAs. Gains from FFAs were down $6,240 per day from $6,074 per day in the period ending June 30, 2004 to a loss of $(166) dollars per day in the period ending June 30, 2005. Navios recognizes the change in fair value of derivatives on a quarterly basis. No FFA’s qualified for hedge accounting treatment in either period. Accordingly, changes in the fair value of FFAs were recognized in the income statement. The FFA market has experienced significant volatility in the past few years. Navios recorded a loss of $4.6 million from FFAs during the three months ending March 31, 2005 and a gain of $3.8 million in the three months ending June 30, 2005 versus a gain of $33.6 million in the three months ending March 31, 2004 and a gain of $5.1 million in the three months ending June 30, 2004. Earnings, primarily from physical time charter-out activity, increased $4,065 per day partially offsetting reduced FFA gains. Improved time charter-out earnings resulted mainly because vessels that were chartered-out during 2003 and earlier and redelivered back to Navios during 2004 were time chartered-out at significantly higher revenue rates.

Revenue:    Revenues decreased by $10.8 million to $127.3 million for the six months ended June 30, 2005 compared to $138.1 million for the six months ended June 30, 2004. Navios earns revenue from freight operations on both owned and chartered-in vessels and the port terminal. Revenues from vessel operations decreased by $10.9 million, to $123.1 million for the six months ended June 30, 2005, as compared to $134.0 million for the six months ended June 30, 2004. This decrease is principally attributable to a reduction in the number of vessels operated by Navios during the respective periods. Total vessel days employed decreased from 34.9 equivalent vessels for the six months ended June 30, 2004 to 26.4 for the six months ended June 30, 2005.

Revenues from the port terminal increased by $0.2 million to $4.2 million for the six months ended June 30, 2005 as compared to $4.0 million for the six months ended June 30, 2004. Terminal throughput volume decreased minimally to 1.0 million tons of agricultural and other products for the six months ended June 30, 2005 from 1.1 million tons for the six months ended June 30, 2004. The throughput remained constant over the two comparative periods.

Gains and Losses on FFAs:    Income from FFAs decreased by $39.4 million to a loss of $0.8 million during the six months ended June 30, 2005 as compared to a gain of $38.6 million during the six months ended June 30, 2004. Navios records the change in the fair value of derivatives on a quarterly basis. None of the FFA contracts qualified for hedge accounting treatment in either period. Accordingly, changes in the fair value of FFAs were recognized in the statement of operations. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’s net position in the market.

Market conditions were volatile in both periods but the company executed fewer trades in 2005. As an indicator of volatility, for the six months ending June 30, 2005 the Baltic Panamax time charter index decreased 47% from $34,227 per day at the beginning of January, 2005 to $18,103 by June 30, 2005. Comparable statistics for 2004 were 42% from $36,784 to $21,362 per day respectively. During the six months ending June 30, 2005 the company completed 103 trades versus 178 trades for the period in 2004. Fewer trades were executed in 2005 because management chose to reduce trading exposure.

Time Charter, Voyage Expense and Port Terminal Expense:    Time charter and voyage expenses decreased $17.4 million to $75.9 million for the six months ended June 30, 2005 as compared to $93.3 million for the six months ended June 30, 2004. The decrease was primarily due to utilizing 27 equivalent vessels for the six months ended June 30, 2005 as compared to 35 for the six months ended June 30, 2004. The average chartered-in rate increased from $17,247 per day for the six months ended June 30, 2004 to $19,777 per day for the six months ended June 30, 2005.

 Direct costs from the port terminal increased $0.3 million to $2.0 million for the six months ended June 30, 2005, compared to $1.7 million for the six months ended June 30, 2004. This increase is minimal and is consistent with the throughput which remained at almost the same levels between the two periods.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased $0.1 million to $4.4 million for the six months ended June 30, 2005 as compared to $4.3 million for the six months ended June 30, 2004. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The increase resulted primarily from increased repair and maintenance cost related to normal usage.

General and Administrative Expenses:    General and administrative expenses increased by $0.3 million, to $6.7 million for the six months ended June 30, 2005 as compared to $6.4 million for the six months ended June 30, 2004. The increase resulted primarily from the payment of $1.8 million for professional fees and expenses incurred in relation to the sale of Navios’ stock to ISE. The increased cost was partially offset by reduced cost for the following items: severance $0.2 million, salary and bonus of $0.8 million, professional and legal fees of $0.6 million, and the $0.3 million cost of the Navios 50th anniversary celebrations held in Norwalk, Athens, Montevideo and Tokyo in 2004.

Depreciation and Amortization:    Depreciation and amortization, which includes depreciation of the owned dry bulk fleet, totaled $3.0 million for the six months ending June 30, 2005 and remained essentially unchanged between the periods.

Net Interest Expense and Income:    Interest expense decreased by $0.6 million, to $1.0 million for the six months ended June 30, 2005 as compared to $1.6 million for the prior year. This decrease was mainly due to a lower average principal amount of bank loans outstanding of $50.1 million for the six months ended June 30, 2005 as compared to $96.4 million for the six months ended June 30, 2004. Interest income was $0.9 million for the six months ended June 30, 2005 as compared to $0.2 million for the six months ended June 30, 2004 due to higher average cash balances which increased from $48.1 million in 2004 to $73.9 million in 2005 and higher interest earnings rates for the periods which changed from 0.9% in 2004 to 2.7% in 2005.

Net Income:    Net income decreased by $31.3 million to $37.3 million for the six months ended June 30, 2005 as compared to $68.6 million for the prior year. Net income from vessel operations decreased by $31.4 million, to $35.4 million for the six months ended June 30, 2005 as compared to $66.8 million for the same period in the prior year. Net income from the port terminal was $1.8 million for the six months ended June 30, 2005 and was unchanged from the same period in 2004.

For the year ended December 31, 2004 compared to the year ended December 31, 2003

Revenue:    Revenues increased by $99.5 million, or 55.4% to $279.2 million for the year ended December 31, 2004 compared to $179.7 million for the prior year. Navios earns revenue from freight operations on both owned and chartered-in vessels and the port terminal. Revenues from vessel operations increased by $98.7 million, or 57.1% to $271.5 million for the year ended December 31, 2004, compared to $172.8 million for the prior year. This increase is principally attributable to increases in the average daily time charter rate to $25,947 in 2004 from $16,242 in 2003, offset slightly by a decrease in average fleet size from 33.4 vessels to 32.6 vessels.

Gains on FFAs:    Income from FFAs increased by $6.6 million, or 12.9%, to $57.7 million during the year ended December 31, 2004 as compared to $51.1 million during the year ended December 31, 2003. This was mainly due to an increase in the volume of trading as well as an overall increase in the market price. The increase in the number of participants in FFA derivative trading has deepened the market and allowed for higher volume and increased liquidity. In 2004 the company executed 336 trades compared to 328 in 2003. Additionally, as a representative indicator the average spot value for a standard Baltic type panamax for 2004 was $37,750 per day compared to $20,150 per day for 2003. Management believes that the FFA market will continue to grow in volume and number of participants as more traditional shipping industry participants and financial institutions enter the market place. Freight Investor Services, a London-based broker, estimates that the total number of trades (including both tanker and dry bulk) increased to 8,300 in 2004 from 5,800 in 2003. The increase in the market volume and participation will provide additional liquidity; however, FFA gains and losses are difficult to forecast as the future levels of volatility and trading are unpredictable.

Management of Navios includes the gains or losses on FFAs in the determination of time charter equivalent (‘‘TCE’’) rates as neither voyage and time charter revenues nor gains or losses on FFAs are evaluated in isolation, rather the two are evaluated together to determine total earnings per day. This increase in TCE rates was caused by the combination of increased demand for dry bulk transportation by commodities producers and the corresponding lag in dry bulk supply adjustment due to shipyard focus on container and tanker building and port congestion. Management believes this trend is likely to continue albeit not at the extremely high levels the dry bulk market experienced in the first and second quarters of 2004. Global commodities demand is expected to remain strong, especially in Asia. However, shipyard capacity is expected to remain tight due to much of the construction berth capacity being allocated to newbuildings of tankers and container ships rather than dry bulk ships. Port infrastructure is expected to continue to cause port congestion in the near term.

Revenues from the port terminal increased by $0.7 million, or 10.1%, to $7.6 million for the year ended December 31, 2004 as compared to $6.9 million for the prior year. This increase was attributable to an increase in terminal throughput volume of approximately 12% to 2.03 million tons of agricultural and other products held in the terminal from 1.81 million tons of agricultural and other products. Strong development of South American, mainly Uruguayan, Paraguayan and Bolivian, grain exports, resulting in new contracts with global grain companies, account for the rise in volume. Management believes this trend will continue and Navios has invested in an additional silo at the terminal in response to expected increased grain and commodity throughput volume. The silo became operational in the second quarter of 2004 and management believes that it could contribute 500,000 tons of additional annual throughput.

Time charter, voyage and port terminal expense:    Time charter and voyage expenses increased $43.5 million, or 31.8%, to $180.0 million for the year ended December 31, 2004 as compared to $136.5 million for the prior year. Direct costs from vessel operations increased by $42.9 million to $176.6 million for the year ended December 31, 2004 as compared to $133.7 million for the prior year. Direct costs include expenses related to particular voyages, including time charter hire paid and voyage freight and paid bunkers. The increase was mainly due to higher chartered-in rates for vessels added to the fleet in 2004 as the average time charter hire rate per day increased to $16,118 per day in 2004 compared to $11,157 per day in 2003. The higher demand from commodity producers for dry bulk capacity was not matched by commensurate supply of newbuildings. This market tightness was further intensified by port congestion that drew vessels out of the market while delayed in ports.

Port terminal expense increased by $0.6 million to $3.4 million for the year ended December 31, 2004 as compared to $2.8 million for the prior year. This increase was attributable primarily to increased labor costs and repair and maintenance expenses. Labor costs increased approximately $0.22 million due to higher day laborer staffing levels required to process the higher volume handled over the period ended December 31, 2004. Furthermore, costs of $0.23 million were incurred to repair a crane located at the port terminal. Navios expects labor costs to continue to increase due to the addition of the new silos in 2004.

Direct costs represented 64.5% of revenues for the year ended December 31, 2004 compared to 76.0% for the prior year.

Direct Vessel Expenses:    Direct vessel expenses decreased $2.2 million, or 21.2%, to $8.2 million for the year ended December 31, 2004 as compared to $10.4 million for the prior year. Direct expenses for owned vessels include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The decline in direct vessel expense was due to the disposal of three owned vessels and one leased vessel in 2003. Vessel operating days decreased 27.0% to 2,196 days in 2004 from 3,010 days in 2003. The decrease in vessel operating days resulted from the sale of three owned vessels during 2003. The decrease was partially offset by an 8.7% increase in average running costs per day which increased to $3,745 per day in 2004 from $3,445 per day in 2003. The increase in average running cost per day resulted from increased labor, insurance and repair costs. Direct vessel expenses represented 2.9% of revenues for the year ended December 31, 2004 as compared to 5.8% for the prior year. Navios has the ability to increase its owned fleet through in-the-money purchase options exercisable in the near future. Navios intends to exercise some of these options and as a result direct vessel expenses are expected to increase in the future.

General and Administrative Expenses:    General and administrative expenses increased by $1.1 million, or 9.5%, to $12.7 million for the year ended December 31, 2004 as compared to $11.6 million for the prior year. The increase resulted primarily from a $1.3 million increase in discretionary bonuses in 2004 to $3.4 million as compared to the prior year. Also, professional fees increased $.7 million primarily as a result of corporate restructuring. Discretionary bonuses increased as additional compensation was awarded to certain employees for their contribution to Navios’s strong performance for the year ended December 31, 2004. Increased professional fees were primarily related to the closure of an office that Anemos Maritime Holdings had maintained in London. These increased costs were partially offset by reduced salaries and benefit costs related to the closure of the London office. General and administrative expenses represented 4.6% of revenues for the year ended December 31, 2004 as compared to 6.5% for the prior year.

Depreciation and Amortization:    Depreciation and amortization, which include depreciation of the owned dry bulk fleet and amortization of capital leases, decreased by $2.9 million, or 33.0%, to $5.9 million for the year ended December 31, 2004 as compared to $8.8 million for the prior year. The decrease is primarily due to a reduction in the number of owned and leased vessels in the fleet. In addition, capital lease amortization declined by $1.9 million in 2004 as compared to the prior year as a result of the sale of the leased vessel. Depreciation and amortization represented 2.1% of revenues for the year ended December 31, 2004 as compared to 4.9% for the prior year. Depreciation and amortization is expected to increase when vessels are acquired from the exercise of the purchase options for several of the vessels in 2005 and 2006.

Net Interest Expense and Income:    Net interest expense decreased by $2.4 million, or 47.1%, to $2.7 million for the year ended December 31, 2004 as compared to $5.1 million for the prior year. This decrease is mainly due to a lower average principal amount of bank loans outstanding in 2004 as compared to the prior year as part of the cash generated over the period was used to pre-pay debt. The average outstanding principal amount of bank loans was $87.7 million in 2004 compared to $122.3 million in 2003. Furthermore, the weighted average effective interest rate on debt decreased to 2.3% in 2004 from 2.7% in 2003. Interest income was $789,000 for the year ended December 31, 2004 as compared to $134,000 for the prior year due to a higher average cash balance and a slightly higher interest rate on deposits. The average cash balance was $62.6 million in 2004 compared to $18.8 million in 2003. Furthermore, the weighted average effective interest rate on deposits increased to 1.37% in 2004 from 1.04% in 2003.

Net Income:    Net income increased by $71.6 million, or 129.0%, to $127.1 million for the year ended December 31, 2004 as compared to $55.5 million for the prior year. Net income from vessel operations increased by $71.2 million, or 135.4% to $123.8 million for the year ended December 31, 2004 as compared to $52.6 million for the prior year. Net income from the port terminal increased by $0.3 million, or 10.0%, to $3.3 million for the year ended December 31, 2004 as compared to $3.0 million for the prior year.

For the year ended December 31, 2003 compared to the year ended December 31, 2002

On December 11, 2002, the shareholders of Anemos Maritime Holdings, or Anemos, and Navios Corporation, a subsidiary of Navios, each contributed their respective interests for shares of a newly created entity incorporated in the Marshall Islands. For accounting purposes, Anemos was considered the acquirer. As a result of the acquisition, Navios recognized as an asset $2.1 million for the brand name and $0.23 million for goodwill. To the extent that 345 out of 365 days of 2002 include only Anemos’s results, the financials of 2002 are not directly comparable to the ones of 2003.

In 2003, Navios experienced a number of developments with respect to its operations. Navios’s equity increased by 130%, to $96.3 million, at December 31, 2003 from $41.8 million at December 31, 2002 as a result of net income of $55.5 million and redemption of common stock of $0.9 million. In addition, in February and March 2003, Navios completed the construction of the M/V Navios Kypros and the M/V Navios Hios. During 2003, Navios sold the following vessels: the M/V Navios Pioneer, the M/V Agios Konstantinos, the M/V Artemis and the M/V Navios Aegean for net sale proceeds of $63.0 million. Furthermore, as of December 31, 2003, Navios had bank loans of $98.2 million as compared to $123.9 million at December 31, 2002. This reduction is the result of scheduled principal repayments and loan prepayments due to the disposal of three vessels.

Revenue:    Revenues increased by $153.0 million to $179.7 million for the year ended December 31, 2003 compared to $26.7 million for the prior year. Navios earns revenue from freight operations on both owned and chartered-in vessels and the port terminal. This increase is attributable to a substantially larger Navios fleet resulting from the consolidation of Navios Corporation and Anemos in December 2002 and to the higher freight market. Increases in TCE rates resulted from higher demand for sea-borne transportation of dry bulk commodities and port congestion at a time when these demand factors were not matched by a commensurate increase in the supply of dry bulk carrier newbuilding.

Gains and losses from FFAs:    Income from FFAs increased by $50.6 million to $51.1 million during the year ended December 31, 2003 as compared to $0.5 million during the year ended December 31, 2002. FFA income for the year ended December 31, 2002 incorporates only 20 days of activity. Anemos never traded FFAs and thus no FFA trading gains are reflected in its financial results for the period prior to the combination with Navios Corporation in December 2002.

Time Charter, voyage and port terminal expenses:    Time charter, voyage and port terminal expenses increased $130.4 million to $136.5 million for the year ended December 31, 2003 as compared to $6.1 million for the prior year. The increase was due to the fact that prior to the December 2002 business combination, Anemos had no time chartered-in vessels in its fleet. Furthermore, direct costs associated with the port terminal increased in 2003 due to the fact that the port terminal was acquired as part of the December 2002 business combination, so port terminal expenses for the year ended December 31, 2002 represents only 20 days of costs. Direct costs represented 76.0% of revenues for the year ended December 31, 2003, as compared to 22.9% for the prior year.

Direct Vessel Expenses:    Direct vessel expenses increased $2.2 million to $10.4 million for the year ended December 31, 2003 as compared to $8.2 million for the prior year. The increase is attributable to an increase in the size of the owned fleet. Navios took delivery of two new vessels early in 2003. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Direct vessel expenses represented 5.8% of revenues for the year ended December 31, 2003 as compared to 30.6% for the prior year.

General and Administrative Expenses:    General and administrative expenses increased by $9.4 million, to $11.6 million for the year ended December 31, 2003 as compared to $2.3 million for the prior year. The increase is attributable to the addition of all of Navios’s general and administrative cost upon the business combination with Anemos in December 2002. General and administrative expenses represented 6.5% of revenues for the year ended December 31, 2003 as compared to 8.5% for the prior year.

Depreciation and Amortization:    Depreciation and amortization, which includes depreciation of the owned dry-bulk fleet and amortization of capital leases, increased by $2.8 million to $8.8 million for the year ended December 31, 2003 as compared to $6.0 million for the prior year. The increase in depreciation stems from the larger amount by which the two new vessels were depreciated. Depreciation and amortization represented 4.9% of revenues for the year ended December 31, 2003 as compared to 22.4% for the prior year.

Net Interest Expense:    Net interest expense increased by $1.2 million to $5.1 million for the year ended December 31, 2003 as compared to $3.9 million for the prior year. The increase is attributable to servicing interest due on additional debt incurred to finance the acquisition of the two new vessels delivered to Navios in early 2003.

Net Income:    Net income increased by $61.1 million to $55.5 million for the year ended December 31, 2003 as compared to a net loss of $5.6 million for the prior year that was attributable to the Anemos Maritime Holdings side of the business combination that took place in December 2002.

Liquidity and Capital Resources

Navios has historically financed capital requirements with cash flow from operations, equity contributions from stockholders and bank term loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Subsequent to its acquisition, Navios anticipates that internally generated cash flow and borrowings under the secured credit facility which was acquired in the acquisition of Navios by ISE, will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements.

Cash provided by operating activities for the six months ended June 30, 2005 and 2004

Net cash provided by operating activities decreased $17.9 million to $49.6 million for the six months ended June 30, 2005 as compared to $67.5 million for the six months ended June 30, 2004.

In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash transactions. Net income decreased $31.3 million from $68.6 million for the six months ended June 30, 2004 to $37.3 million for the six months ended June 30, 2005.

The change in provisions for losses on accounts receivable decreased net cash provided by $0.2 million during the six months ended June 2004 and by $0.9 million for the period ending June 30,

2005. The $0.7 million change between the two periods resulted primarily from the settlement of a claim against Enron relating to their non-performance of certain FFA contracts. The original balance of $8.0 million had been fully reserved and was eliminated when the Enron receivable was sold for $0.3 million.

Changes in the balance sheet accounts related to the net unrealized loss on FFAs were $25.0 million for the six months ended June 30, 2005 and $0.6 million for the six months ended June 30, 2004. These changes reflect the effects of fair valuing the FFA contracts at the relevant reporting periods and recording the resulting losses in the statement of operations. None of the FFA contracts qualified for hedge accounting under FAS 133.

    Cash provided by operating activities for the years ended December 31, 2004 and 2003

Net cash provided by operating activities increased $115.8 million to $137.2 million for the year ended December 31, 2004 as compared to $21.4 million for the year ended December 31, 2003. The increase in cash provided by operating activities in 2004 resulted primarily from higher net income and improvements in working capital during the year ended 2004.

In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash transactions. The unrealized gain or loss on FFAs that results from recognizing derivatives at fair value at the balance sheet date can be significant non-cash items that affect the reconciliation of net income to cash provided by operating activities. For the year ended December 31, 2004, Navios recognized an unrealized gain on FFAs of $0.6 million. For the year ended December 31, 2003, the unrealized gain on FFAs was $45.9 million. The significant unrealized gain in 2003 resulted from the company having a net long position in FFA contracts at December 31, 2003 (net long position means more FFA contracts were bought than sold). Navios's net long position was the equivalent of 8.6 vessels for one year. These contracts were purchased prior to and during the very steep increase in the dry bulk market that occurred between September and December 2003. Management considers the Panamax time charter average published by the Baltic Exchange to be a good bellweather indicator of market. During this three month period the Panamax time charter average increased from less than $20,000 dollars per day to over $35,000 dollars per day. The unrealized gain of $0.8 million in 2002 reflects 20 days of Navios FFA activity. Anemos Maritime Holdings Inc. did not trade FFAs.

Significant changes in working capital were as follows:

For the six months ended June 30, 2005 and 2004

Accounts receivable balances decreased $0.6 million for the six months ending June 30, 2004 and increased $3.3 million in the six months ending June 30, 2005. Both changes are within normal business fluctuation levels.

Prepaid voyage cost decreased $1.4 million in the six months ending June 30, 2004. The decrease occurred primarily in prepaid charter hire cost which decreased from $9.1 million in December 2003 to $7.8 million in June 2004. The decrease reflects the reduction in the number of chartered-in vessels. Prepaid voyage cost decreased $3.1 million during the six months ending June 30, 2005. The decrease also occurred primarily in prepaid charter hire cost which decreased from $7.1 million in December 2004 to $2.8 million in June 2005. The decrease reflects the reduction in the number of chartered vessels.

Other prepaid balances decreased $0.7 million in the six months ending June 30, 2004. The decrease resulted primarily from a decrease in the amount advanced to discharge port agents which changed from $1.1 million in December 2003 to $0.4 million in June 2004. Advances decreased because the number of vessels discharging cargos decreased from 20 in December 2003 to 8 in June 2004. Other prepaid balances increased $1.4 million in the period ending June 2005. The largest increase occurred as a result of a new insurance claim that increased the claims receivable balance by $0.5 million from $0.2 million in December 2004 to $0.7 million in June 2005. The primary reason for the increase relates to amounts paid by Navios which will be reimbursed through insurance coverage once the claim is finalized and submitted. The claim arose as a result of the accidental grounding of the MV. Navios Kypros in Thailand in December 2004.

Accounts payable balances decreased $5.2 million from $14.2 million in December 2003 to $9.0 million in June 2004. The primary reason for the decrease was a change in the amount currently due FFA trading partners which decreased $4.7 million from $11.0 million in December 2003 to $6.3 million in June 2004. Accounts payable balances decreased $3.3 million from $14.9 in December 2004 to $ 11.6 in June 2005. The primary reason for the decrease was again amounts due FFA trading partners which decreased $3.3 million from $11.7 in December 2004 to $8.4 in June 2005.

Accrued expenses increased $0.7 million from $6.9 million in December of 2003 to $7.6 millions in June 2004. $1.4 million of the increase was caused by an increase in the current portion of the accrual for the difference between the actual lease payments on chartered-in vessels and the amount expensed on a straight line basis in accordance with US GAAP. This was partially off set by the reduction in the accrual for discharge port expenses of $0.9 million at December 31, 2003. Accrued expenses balances decreased $2.1 million from $7.1 million in December of 2004 to $5.0 millions in June 2005. The major causes of the decrease included $0.7 million related to the cash settlement of litigation regarding the SD Victory and a decrease in the accrual for loss making voyages in progress from $1.3 million on three vessels in December of 2004 to $0 million in June 2005. Estimated losses on voyages are provided for in full at the time such losses become evident.

Deferred voyage revenue decreased $0.9 million from $17.0 million in December 2003 to $16.1 million in June 2004. Changes in deferred revenue are directly related to changes in prepaid voyage cost increases or decreases and deferred voyage revenue increases or decreases. For the six months ending June 2004 prepaid voyage cost increased $1.4 million. Deferred revenue decreased $3.6 million during the six months ended June 30, 2005. Prepaid voyage expenses decreased $3.1 from $11.1 in December 2004 to $8.0 in June 2005.

Derivative accounts decreased $4.5 million between the two comparative quarters. There are two components attributable to this movement, payments made on Interest Rate Swaps and FFA trading on the NOS exchange. Payments on interest rate swaps totaled $1.2 million during the six months ended June 30, 2004 compared to $0.9 for the six months ended June 30, 2005. Two factors caused this change, first interest rates were lower during 2004 and the liability exposure was consequently greater in terms of the swap arrangement and second, the notional balance applied by the banks to calculate interest decrease over time and are lower in 2005 because of notional principal payments applied to the outstanding balance. Navios started trading FFAs through the NOS exchange in April of 2004, so the volume of trades for the first six months of 2004 compared to 2005 was much lower. NOS, as an exchange, has the right to call on its participants to post call margins depending on the status of the portfolio. At December 31, 2004 Navios had received $0.3 million of cash for a corresponding portfolio gain of $5.0 million of which $1.9 was an unrealized gain. At June 30, 2005 the market rates had started to decline and Navios was called upon to increase the amount of funds on call to $2.9 million while the portfolio was showing a loss of $0.1 of which $2.8 was an unrealized. This resulted in the $4.7 million movement in the unrealized component of the portfolio, from a $1.9 million gain to a $2.8 million loss.

For the years ended December 31, 2004 and 2003

Accounts receivable are comprised of trade accounts receivable as well as amounts due from settlement of FFAs. In 2004, cash provided by operating activities increased by $2.7 million as a result of a decrease in accounts receivable. The decrease in accounts receivable is primarily attributable to the fact that at December 31, 2003 there was an unusual receivable balance of $2.6 million for coal cargo due from one customer. This amount was paid during 2004. In 2003, cash provided by operating activities decreased by $12.9 million as a result of an increase in accounts receivable. The increase primarily related to a $10.9 million increase in receivables due from the settlement of FFAs at December 31, 2003. The remaining $2.0 million increase in receivables is attributable to the increase in Navios's fleet at December 31, 2003 compared to December 31, 2002.

Prepaid voyage costs consist predominately of charter hire paid in advance and prepaid bunker fuel on time chartered ships. In 2004, cash provided by operating activities increased by $4.3 million as a result of a decrease in prepaid voyage costs. Prepaid charter hire decreased $1.6 million and prepaid bunker fuel decreased $2.0 million. Other miscellaneous prepaid items including insurance premiums decreased $0.7 million. These changes reflect the reduction of the number of vessels in the fleet. In total the number of vessels on which the company had prepaid amounts decreased from 32 in 2003 to 22 in 2004. In 2003, cash provided by operating activities decreased by $8.0 million as a result of an increase in prepaid voyage costs. This reflects an increase in the number of vessels in the fleet. In total the number of vessels on which the company had prepaid amounts increased from 26 in 2002 to 32 in 2003. In addition due to higher charter hire and bunker fuel cost in 2003 the average prepaid amount per vessel increased from $0.3 million in 2002 to $0.5 million in 2003.

Accounts payable are comprised of trade accounts payable as well as amounts payable for the settlement of FFAs. In 2004, cash provided by operating activities increased by $0.7 million as a result of an increase in accounts payable. The fluctuation occurred in the normal course of business. In 2003, cash provided by operating activities increased by $10.9 million as a result of an increase in accounts payable. The increase was primarily a result of an increase in amounts due to FFA trading counterparties of $9.5 million.

Deferred voyage revenue primarily reflects freight and sub-time charter amounts collected on voyages that have not been completed. In 2004, cash provided by operating activities decreased by $1.8 million as a result of a decrease in deferred voyage revenue. This decrease is attributable to the fact that the number of vessels generating revenue decreased from 37 in 2003 to 28 in 2004. This is offset by the fact that the average amount of deferred revenue per vessel changed from $0.4 million in 2003 to $0.5 million per vessel in 2004. In 2003, cash provided by operating activities increased by $7.6 million as a result of an increase in deferred voyage revenue. This increase is attributable to the fact that the number of vessels generating deferred revenue increased from 31 in 2002 to 37 in 2003. Furthermore, the average deferred revenue per vessel increased from $0.2 million in 2002 to $0.4 million in 2003.

Cash provided by ( used in) investing activities for the six months ened June 30, 2005 and 2004

Cash used in investing activities was $2.8 million for the six months ended June 30, 2005 as compared to $1.5 million for the six months ended June 30, 2004, an 86.7% increase. The investments in both periods were partial payments for silos under construction at the port terminal.

Fixed assets under construction represent the amounts paid by Navios in accordance with the terms of the purchase agreements for the construction of four vertical silos during 2004 and a new horizontal silo with ancillary equipment during 2005.

    Cash provided by (used in) investing activities for the years ended December 31, 2004 and 2003

Cash used in investing activities was $5.0 million for the year ended December 31, 2004. $1.9 million was the remaining amount related to the construction of four vertical silos that were completed during April 2004. An additional $2.8 million is classified as fixed assets under construction and represents the amounts paid by Navios in accordance with the terms of purchase agreements entered into for the construction of a new horizontal silo with ancillary equipment for grain storage. Therefore, this amount does not represent the cost of construction as at the balance sheet date. As of December 31, 2004, Navios had outstanding commitments of approximately $3.2 million with Dieste & Montanez S.A. in Uruguay for the construction of such new horizontal silo with ancillary equipment for soybean storage. This new construction will be funded from internally generated cash flow.

Cash provided by investing activities was $26.6 million for the year ended December 31, 2003. During 2003, Navios generated $63.0 million in cash from the disposal of four vessels: the M/V Navios Pioneer, the M/V Agios Konstantinos, the M/V Artemis, and the M/V Navios Aegean. Navios paid $34.3 million for the acquisition of two vessels: the M/V Navios Kypros and the M/V Navios Hios. An additional $1.5 million is classified as fixed assets under construction and represents the amounts paid by Navios in accordance with the terms of purchase agreements entered into for the construction of four new vertical silos. These silos were completed in the second quarter of 2004.

Cash used in investing activities was $3.7 million for the year ended December 31, 2002. In 2002, the installment payments of $7.7 million were paid primarily in connection with the acquisition of the Navios Hios and Navios Kypros. This was offset by proceeds of $1.0 million that Navios received from the sale of Chian Sportsman. Furthermore, as part of the acquisition of Navios in December 2002, the company acquired approximately $3.0 million of cash, net of costs associated with the business combination.

Cash provided by ( used in) financing activities for the six months ended June 30, 2005 and 2004

Cash used in financing activities was $0.5 million for the six months ended June 30, 2005 as compared to cash used in financing activities of $27.6 million for the six months ended June 30, 2004. During the six months ended June 30, 2004, Navios repaid $3.4 million of outstanding debt primarily associated with vessels. Navios also paid $15.2 million to redeem all of its mandatory redeemable preferred stock. Furthermore the company redeemed $9.0 of common stock.

During the six months ended June 30, 2005 and 2004, no dividends were declared or paid. During all of 2004, dividends totaling $40 million were paid. No dividends were paid in 2003 or 2002.

    Cash provided by (used in) financing activities for the years ended December 31, 2004 and 2003

Cash used in financing activities was $111.9 million for the year ended December 31, 2004. In 2004, Navios refinanced all of its credit facilities with two revolving debt facilities and one term loan and paid down $41 million in principal. This resulted in $139.2 million in principal payments offset by $91.5 million in proceeds from new term loans. In addition, in 2004, Navios redeemed all of its mandatorily redeemable preferred stock for $15.2 million. There was no outstanding preferred stock as of December 31, 2004. Furthermore, in 2004 Navios redeemed $9 million in common stock and distributed $40 million in dividends to its shareholders.

Cash used in financing activities was $29.4 million for the year ended December 31, 2003. During 2003, Navios repaid $76.8 million of outstanding debt primarily associated with the vessels that were disposed of during the year. Navios incurred additional debt of $45 million in conjunction with the acquisition of the two new vessels. Navios also received approximate $6.4 million from the issuance of mandatorily redeemable preferred stock offset by scheduled redemptions of $0.7 million.

Cash provided by financing activities was $5.5 million for the year ended December 31, 2002. Navios generated $2.2 million from the issuance of common stock and $9.4 million from the issuance of mandatorily redeemable preferred stock. Navios also received $2.5 million from long-term borrowings and paid $8.7 million in scheduled principal payments.

Pro forma Information

The following discussion describes the effect of the acquisition of Navios by ISE as if the transaction had occurred, on January 1, 2004 for the pro forma statement of operations purposes, and on June 30, 2005 for the pro forma balance sheet purposes. This discussion should be read in conjunction with the Pro Forma Unaudited Condensed Consolidated Financial Statements contained elsewhere in this prospectus. ISE was formed on September 17, 2004 as a ‘‘blank check’’ company with the stated purpose of acquiring either vessels or a business in the bulk shipping business. On December 16, 2004, ISE raised approximately $182.6 million through the sale of common equity. Of this amount, approximately $180.6 million was placed in a trust account to be used in an acquisition.

The pro forma balance sheet at June 30, 2005 reflects the payment of the $594.4 million (agreed consideration of $607.5 million less the initial price adjustment of $13.1 pursuant to the terms of the Stock Purchase Agreement) purchase price for all the outstanding shares of Navios, the payment of $13.9 of costs incurred in connection with the transaction and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed. The acquired assets have been recorded at their preliminary estimated fair market value on the acquisition date (August 25, 2005). The assets of ISE, as the ‘‘Accounting Acquirer’’, have been added at their book value. The equity of Navios, the ‘‘Accounting Survivor’’ has been adjusted to reflect the equity of ISE.

Approximately $182.4 million of the funds for the acquisition were obtained from funds previously held in escrow from ISE’s initial public offering and approximately $412.0 million of the funds were obtained from a senior secured credit facility entered into on July 12, 2005 with HSH Nordbank AG. The senior secured credit facility was assumed by Navios in connection with the acquisition and downstream merger. Of the $514.4 million borrowed under this facility on August 25, 2005, $412.0 million was used in connection with the acquisition of Navios and the balance was added to working capital. The interest rate under the facility, depending on the tranche being borrowed, is LIBOR or the applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. For a more complete understanding of the acquisition and related financing, refer to the following sections in "Liquidity and Capital Resources" for a discussion of (i) the pro forma post acquisition contractual obligation, (ii) long term debt obligations and credit agreement, and (iii) working capital position.

Net Interest Expense and Income:    On a pro forma basis, interest income increased an additional $1.8 million for the six months ended June 2005 representing the interest earned by ISE on the investments held in trust account, consisting primarily of short-term Treasury Bills. All the funds in the trust account were applied towards the settlement of the purchase price at August 25, 2005. There will still be interest earned for the period from July 1st to August 25, 2005 and then there will be a drop in the interest income for the period subsequent to August 25, 2005. Interest expense for the six months ended June 30, 2005 increased by $14.5 million to reflect one half year’s interest charges on the 514.4 million of debt drawn on August 25, 2005. Interest expense for the full year ended December 31, 2004 increased by $27.5 million, reflecting a full year’s interest expense on the new facility.

Depreciation and Amortization:    Depreciation and amortization have been adjusted to reflect the preliminary fair value and estimated remaining lives of the assets on the acquisition date. On a pro forma basis, the depreciation and amortization charge for the six months ended June 30, 2005 increased by $11.9 million, which includes increased depreciation (i) on the owned dry bulk fleet of $2.6 million, (ii) on the port terminal of $0.5 million, and amortization (iii) on the trade name and other customer relationships of $1.9 million and (iv) on the leases with favorable purchase options of $6.9 million. For the full year ended December 31, 2004, depreciation and amortization increased by $23.5 million, which includes increased depreciation (i) on the owned dry bulk fleet of $4.6 million, (ii) on the port terminal of $1.1 million, and amortization (iii) on the trade name and other customer relationships of $3.9 million and (iv) on the leases with favorable purchase options of $13.9 million.

Taxes:    On a pro forma basis there are still taxation expenses incurred for the period ended June 30, 2005 included two additional taxes (i) $0.1 million for capital based taxes and $0.6 million for income taxes. At the closing on August 25, 2005 ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands. Final tax returns will be determined and submitted for the period ended August 25, 2005 and no further income tax obligations are anticipated.

Long Term Debt Obligations and Credit Arrangements

As of June 30, 2005, all of the Company’s $50.6 million debt was classified as current. At June 30, 2004 the long-term and short term portions of debt were $88.0 million and $6.8 million, respectively. Prior to the closing of the acquisition of Navios by ISE, all amounts outstanding under current Navios loan facilities in the approximate amount of $50.6 million were paid in full, using available Navios funds. No prepayment penalties were incurred as a result of the payment and termination of Navios’s credit facilities.

The new senior secured credit facility with HSH Nordbank AG, established by ISE to provide a portion of the funds necessary to acquire Navios, was assumed by Navios in the acquisition/reincorporation. Of the $514.4 million borrowed under this facility on August 25, 2005, $412.0 million was used in connection with the acquisition of Navios. Pursuant to the terms of this facility, drawn on August 25, 2005, ISE borrowed $514.4 million to be used for the acquisition and for general corporate and working capital purposes. The interest rate under the facility, depending on the tranche being borrowed, is LIBOR or the applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. Amounts drawn under the facility are secured by the assets of Navios. Of the $514.4 million, $126.9 million is due during 2005; $221.0 million is due during the three years ended December 31, 2008 and the balance during the four years ended December 31, 2012. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days’ written notice. The facility requires mandatory prepayment of amounts outstanding under the facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business. The credit facility contains a number of covenants, including covenants limiting the power to, subject to specified exceptions, the payment of dividends and redemptions, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants including tangible net worth, debt coverage ratios, specified tangible net worth to the total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, our Chairman and Chief Executive Officer beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

As of December 31, 2004, long-term debt obligations decreased $47.7 million to $50.5 million from $98.2 million at December 31, 2003. On October 5, 2004, Navios entered into a revolving credit facility of $51.0 million collateralized by the vessels M/V Navios Apollon, M/V Navios Herakles and M/V Navios Ionian. The revolving credit facility bears interest at LIBOR plus 1% and matures in October 2013. The amount outstanding as of December 31, 2004 was $18.1 million.

In October 2004, Navios entered into (i) a revolving credit facility of $55.0 million, and (ii) a $10.0 million term loan. Each of the loans was secured by the vessels M/V Navios Achilles, M/V Navios Hios, and M/V Navios Kypros. The revolving credit facility was also secured by a guarantee of Navios Maritime Holdings Inc. The revolving credit facility and the term loan are floating rate loans and mature in October 2013 and October 2010, respectively. In October 2004, DnB NOR Bank made available a $5.0 million line of credit for working capital requirements. Interest accrues at a floating rate and the loan expires in October 2005, subject to annual renewal. All of the Company's outstanding borrowings were repaid, without any prepayment charges or penalties, from available cash resources on August 18, 2005 as required by the stock purchase agreement with ISE and agreed with the lenders.

Pre-acquisition Contractual Obligations as at December 31, 2004

	(in millions)
	Payment due by period ($)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt repaid in connection with the acquisition (1)	50.5	1.0	3.0	46.5
Operating Lease Obligations (Time Charters)	274.7	48.6	98.5	67.9	59.7
Construction Obligations (2)	3.0	3.0	—	—	—
Rent Obligations	2.8	0.4	0.8	0.9	0.7

(1)	All of the Company's outstanding borrowings were repaid, without any prepayment charges or penalties, from available cash resources on August 18, 2005 as required by the stock purchase agreement with ISE and agreed with the lenders.

(2)	The construction obligation was for construction of a new silo at the port terminal in Uruguay. This project was completed subsequent to June 30, 2005.

Post-acquisition Contractual Obligations on a pro forma basis adjusted to reflect the acquisition financing.

	(in millions)
	Payment due by period ($)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt – new facility drawn at date of acquisition (1)(2)	514.4	173.9	147.5	105.6	87.4
Operating Lease Obligations (Time Charters) (2)	274.7	48.6	98.5	67.9	59.7
Rent Obligations	2.8	0.4	0.8	0.9	0.7

(1)	This amount identifies the $514.4 million senior secured credit facility which was drawn on August 25, 2005. Approximately $412.0 million was used in connection with the acquisition of Navios and the balance added to general cash balances. The amount identified does not include interest costs associated with the senior secured credit facility which are LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum.

(2)	As further discussed in the following paragraph, ‘‘Exercise of Vessel Purchase Options’’, Navios has given notice of its intention to purchase four vessels and intends to purchase another two. Following the acquisition of these six vessels, Operating Lease Obligations (Time Charters) will be (in millions); (i) $226.8 in total; (ii) $28.1, less than one year; (iii) $71.9, 1-3 years; (iv) $66.9, 3-5 years and (iv) $59.7, more than 5 years. Approximately $120 million in new debt will be required to finance the acquisition of these six vessels. Although management is in advance discussions with lenders with regard to this debt, the terms of such debt have not yet been determined and there is no commitment in place, therefore, nothing has been reflected above in relation to such potential long term debt.

Exercise of Vessel Purchase Options

Vessel Name	Vessel Type	Built	DWT
Notice of exercise of option given:
Navios Meridian	Ultra-Handymax	2002	50,316
Navios Mercator	Ultra-Handymax	2002	53,553
Navios Galaxy	Panamax	2001	74,195
Navios Magellan	Panamax	2000	74,333
Notice of exercise to be given during fourth quarter:
Navios Horizon	Ultra-Handymax	2001	50,346
Navios Arc	Ultra-Handymax	2003	53,514

During September and October, 2005, Navios gave notice, to the lessors of two ultra-handymax vessels and two Panamax vessels, of its intention to exercise the options to purchase the vessels for an agreed value of approximately $20 million each. It is anticipated that two of these vessels will be acquired during the fourth quarter of 2005 and the remaining two will be acquired during the first quarter of 2006. The total acquisition cost of these four additional vessels is expected to be approximately $80 million. In addition, management plans to give notice of its intention to exercise the options it holds on two additional vessels before the end of 2005 at a cost of approximately $20 million each. Exercise of these options will decrease chartered-in expense as a percentage of revenue, but this decrease will be offset by the direct vessel expenses, the additional depreciation and the interest charges associated with these vessels. Exercising the options is anticipated to have a favorable impact on EBITDA.

Although Navios’s new senior secured credit facility with HSH Nordbank AG has covenants restricting incurrence of additional debt and liens, the company is permitted to obtain loans collateralized solely by vessels being purchased. Navios believes that each of the vessels it intends to purchase has a current market value significantly in excess of the option price and that financing can be obtained that will fund the full option purchase price of each vessel. Navios is in advanced negotiations with a lender for a facility that will provide such financing.

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’s ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Navios’s results as reported under GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’s performance.

EBITDA decreased by $32.6 million, to $40.4 million for the six months ended June 30, 2005 compared to $73.0 million for the six months ended June 30, 2004. This decrease is due primarily to the reported FFA loss of $0.8 million for the first six months of 2005 compared to a $38.6 million net gain during the first six months of 2004. In addition, EBITDA was negatively impacted by $1.8 million of transaction costs relating to the sale of Navios to ISE.

EBITDA decreased by $3.2 million, to $25.8 million for the three months ended June 30, 2005 compared to $29.0 million for the three months ended June 30, 2004. One cause was a $2.0 unfavorable change in the fair value of interest rate swaps, which moved from $1.5 favorable in the three months ending June 30, 2004 to $0.5 million unfavorable for the three months ending June 30, 2005. Professional fees and expenses of $0.6 million relating to the sale of stock Navios to ISE also unfavorably affected the quarter’s results.

EBITDA increased by $66.2 million, or 95.2%, to $135.7 million for 2004, compared to $69.5 million for 2003. This increase is due primarily to the increase in net voyage revenue generated by Navios's fleet as a result of the overall stronger dry bulk market during 2004 as compared to 2003. The increase was offset by the increase in vessel operating expenses and general and administrative expenses for 2004 as compared to 2003

Working Capital Position

As stated in the previous paragraph, approximately $126.9 million of the senior secured credit facility is due before the end of December, 2005. A further $94 million is due during 2006. On a pro forma basis, after reflecting the repayment of the previous facility, the acquisition of Navios and the draw down of the new facility, Navios would have a negative working capital position. Navios has sufficient cash to make the $126.9 million in principal payments due during 2005. In addition, Navios's forecast indicates that Navios expects to generate sufficient cash during 2005 and 2006 to make required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during the remainder of 2005 and throughout 2006.

During September and October, 2005, Navios gave notice, to the lessors of two ultra-handymax vessels and two Panamax vessels, of its intention to exercise the options to purchase the vessels for an agreed value of approximately $20 million each. In addition, management plans to exercise the options it holds on two additional vessels before the end of 2005 at a cost of approximately $20 million each. It is anticipated that two of these vessels will be acquired during the fourth quarter of 2005 and the remaining four will be acquired during 2006. The market value of the six vessels exceeds $200 million. As a result, Navios will be able to finance 100% of the $120 million option price with a new loan facility. Management believes that the charter revenue, net of expenses, for these vessels will be sufficient to meet the principal and interest obligations on this new debt, therefore, Navios's cash flow will not be negatively impacted. However, the current portion of this new debt will cause current liabilities to further exceed current assets.

While projections indicate that existing cash balances and operating cash flow will be sufficient to service exisiting indebtedness as well as the new indebtedness to be incurred in connection with the six vessels to be acquired, management continues to review the company's debt structure with a view toward increasing working capital. In addition, management is in discussions with lenders and is exploring options for rescheduling to later periods a portion of the debt payments presently scheduled for 2006 and beyond. However, there can be no assurance that Navios's projections can be met or that existing debt can be rescheduled.

Concentration of Credit Risk

There were two counterparties who accounted for more than 10% of Navios's counterparty risk during the six months ended June 30, 2005 and represented 19.3% and 11.2% respectively. During the six months ended June 30, 2004 there were no counterparties who accounted for more than 10% of Navios's counterparty risk.

Effects of Inflation

Navios does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for certain chartered-in vessels are accounted for as operating leases. Navios is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the first half of 2005, future minimum rental payments under Navios’s non-cancelable operating leases are unchanged from the amounts disclosed in footnote 16, Commitments and Contingencies, of the 2004 annual statements included in this prospectus.

As of June 30, 2005, Navios was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $1.0 million at June 30, 2005, as compared to $0 at June 30, 2004, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries’ obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of 6 months following the last trade date, which was June 30, 2005.

Related Party Transactions

In September 2004, ISE, our legal predecessor, issued 4,250,000 shares of ISE common stock, which, by virtue of the acquisition of Navios by ISE and reincorporation through the merger of ISE with and into Navios, became Navios common stock, to the individuals set forth below for $25,000 in cash, at an average purchase price of approximately $0.006 per share, as follows:

Name	Number of Shares	Relationship to Navios
Angeliki Frangou	4,000,000	Chairman of the Board and Chief Executive Officer
Vasiliki Papaefthymiou	210,000	Secretary and Director
Spyridon Magoulas	15,000	Director
Julian David Brynteson	15,000	Former Director
John Stratakis	10,000	Director

On November 29, 2004, ISE’s board of directors authorized a stock dividend of approximately 0.676 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to approximately $0.004 per share.

The holders of the majority of these shares will be entitled to make up to two demands that Navios register these shares pursuant to a registration rights agreement previously entered into. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, which, except in limited circumstances, is not before December 2007. In addition, these stockholders have certain ‘‘piggy-back’’ registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Navios will bear the expenses incurred in connection with the filing of any such registration statements.

As of December 16, 2004, Ms. Frangou had advanced a total of approximately $350,000 to ISE, on a non-interest bearing basis, for payment of offering expenses on ISE’s behalf. These loans were paid without interest on December 21, 2004. In addition, Ms. Frangou agreed to loan ISE funds to cover its transaction expenses, including bank commitment fees and deposits, in connection with the acquisition of Navios that exceed the amount of funds held outside of ISE’s trust, which loan in the aggregate amount of approximately $8.6 million was repaid, without interest, at the closing of the acquisition of Navios.

Navios owns 50% of the common stock of Acropolis Chartering and Shipping Inc., or Acropolis. Navios also uses Acropolis as a broker and paid commissions to Acropolis during the years ended December 31, 2004 and 2003 of $877,000, and $597,000, respectively. During the years ended December 31, 2004 and 2003, Navios received dividends of $699,000 and $78,000, respectively. As of December 31, 2004, $147,000 was due to Acropolis. During 2005, Navios received dividends totaling $972,378.

During 2003 and 2002, prior to Navios becoming a public company, Navios used Levant Maritime Company Ltd., or Levant, as an agent. Agency fees paid to Levant amounted to $1,003,000 and $846,000 respectively. Levant was managed by a former director and shareholder of Navios, and Navios ceased using Levant’s services as of December 31, 2003.

In November 2002, prior to Navios becoming a public company, a predecessor company to Navios issued a promissory note for $367,000 to Kastella Trading, Inc., or Kastella, a Marshall Islands Corporation. Interest accrued at 4.6% per year and was payable at the note’s due date. Kastella was wholly-owned by one of the predecessor company’s executives. This loan was repaid in full in 2004.

In August 2004, prior to Navios becoming a public company, Navios advanced to one of its shareholders and executive officers the amount of $50,000. The loan was repaid in full during the year. No interest was calculated for the duration of this loan.

All ongoing and future transactions between Navios and any of its officers and directors or their respective affiliates, including loans by Navios’s officers and directors, if any, will be on terms believed by Navios to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance by a majority of Navios’s uninterested ‘‘independent’’ directors or the members of Navios’s board who do not have an interest in the transaction, in either case who had access, at Navios’s expense, to its attorneys or independent legal counsel.

Quantitative and Qualitative Disclosure About Market Risks

Navios is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios uses interest rate swaps (for interest rate risk), forward exchange contracts (for foreign currency risk), and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments – On June 30, 2005 and December 31, 2004, Navios had a total of $50.0 million and $50.5 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate. The new senior secured credit facility with HSH Nordbank AG, established by ISE to provide a portion of the funds necessary to acquire Navios, was assumed by Navios in the acquisition/reincorporation. $514.4 million was borrowed under this facility on August 25, 2005. The interest rate under the facility, depending on the tranche being borrowed, is LIBOR or the applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. Amounts drawn under the facility are secured by the assets of Navios. The fair market value of Navios’s fixed rate debt was, and continues to be, its face value. Because the interest on the debt is at a floating rate, changes in interest rates would have no effect on the value of the debt.

Interest Rate Swaps – Navios has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios to convert long-term borrowings issued at floating rates into equivalent fixed rates.

At December 31, 2004, Navios had entered into a total of four swaps with the Royal Bank of Scotland and Alpha Bank with a total notional principal amount of $49.7 million. The swaps were entered into at various points in 2001 and mature in 2006 and 2010 in the respective amounts of $26.0 million and $23.7 million.

Navios estimates that it would have to pay $3.1 million to terminate these agreements as of December 31, 2004. Navios’s net exposure to interest rate fluctuations is approximately $0.8 million at December 31, 2004. Navios’s net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A one hundred basis point change in interest rates would increase or decrease interest expense by $8,000 per year as of December 31, 2004. The swaps are set by reference to the difference between the 3 month LIBOR (which is the base rate under Navios’s long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.5%. However, once market interest rates exceed 7.5%, Navios would only be subject to the market interest rates in excess of the 7.5%.

Foreign Currency Risk

Foreign Currency Forward Contracts – In general, the shipping industry is a dollar dominated industry. Revenue is set in US dollars, and approximately 94% of Navios’s expenses are also incurred in US dollars. To cover expenses incurred in Euros, Navios entered into short term forward exchange contracts. These contracts hedge against the fluctuations of the Euro against the US Dollar. Through these contracts Navios purchased €2.5 million at an average exchange rate of $1.32 with a fair value of $3.3 million in the year ending December 31, 2004. These contracts mature within twelve months of the balance sheet date for all periods. Contracts entered into during 2004 will settle monthly between March and June 2005. The fair value of these contracts as of December 31, 2004, amounted to $126,000.

Charter Rate Risk

Forward Freight Agreements (FFAs) – Navios enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception. If an FFA qualifies for hedge accounting, any gain or loss on the FFA is first recognized when measuring the profit or loss of related transaction. However, for the years ended December 31, 2004 and 2003, none of the FFAs qualified for hedge accounting, and, accordingly, all gains or losses from FFAs have been recorded in the statement of operations for such periods. It is anticipated that FFAs will continue to be so treated, and, accordingly, may result in material fluctuation in results from operations.

FFAs cover periods ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house. FFAs are settled in cash monthly based on publicly quoted indices. NOS ASA requires both base and margin collaterals. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA. On June 30, 2005 and 2004, Navios’s restricted cash with NOS ASA was $2.9 million and $3.5 million, respectively, including $0.6 million (2005) and $0.7 million (2004) held in security in the form of letters of guarantee or letters of credit. As of December 31, 2004, and December 31, 2003, Navios’s restricted balance with NOS ASA was $2.8 million and $0, respectively.

Navios is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. The total principal amount of open FFAs at December 31, 2004 was approximately $1.8 million. A ten percent change in underlying freight market indices would increase or decrease net income by $1.0 million as of December 31, 2004.

BUSINESS INFORMATION ABOUT NAVIOS

Introduction

Navios is one of the leaders in seaborne shipping, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, shipowners, and charterers and, more recently, acquired an in-house technical ship management expertise. Navios’s core fleet, the average age of which is approximately 3.5 years, consists of a total of 27 vessels, aggregating approximately 1.8 million deadweight tons or dwt. Navios owns six modern Ultra-Handymax (50,000-55,000 dwt) vessels and operates 21 Panamax (70,000-83,000 dwt) and Ultra-Handymax vessels under long-term time charters, 15 of which are currently in operation, with the remaining seven scheduled for delivery at various times over the next two years. Navios has options, many of which are ‘‘in the money,’’ to acquire 13 of the 21 time chartered vessels. The owned vessels have a substantial net asset value, and the vessels controlled under the in-charters are at rates well below the current market. Operationally, Navios has, at various times over the last two years, deployed over 50 vessels at any one time, including its core fleet.

Navios also owns and operates the largest bulk transfer and storage facility in Uruguay. While a relatively small portion of Navios’s overall enterprise, management believes that this terminal is a stable business with strong growth and integration prospects.

The International Dry Bulk Shipping Industry

Industry Overview

The marine industry provides the only practicable and cost-effective means of transporting large volumes of basic commodities and finished products over long distances. In 2004, approximately 2.5 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. The breakdown of all seaborne trade by main commodity type is shown below.

World Seaborne Trade 2004

	Tons (Million)	% Total
All Cargo
Dry Bulk	2,543	39.1%
Liquid (Oils/Gases/Chemicals	2,520	38.8%
Container Cargo	928	14.3%
Non-Container General Cargo	510	7.8%
Total	6,501	100%
Trade in Drybulk Commodities Only
Coal	650	10.0%
Iron Ore	587	9.0%
Grain	248	3.8%
Minor Bulks	1,057	16.3%
Total	2,543	39.1%

Source: Drewry

Dry bulk cargoes consist primarily of the major and minor bulk commodities. The following is an overview, categorized by cargo type, of the primary trade routes and principal vessel sizes used for shipments of the major (coal, iron, ore and grain) and minor bulk cargoes:

•	Coal. There are two principal types of coal: steam (or thermal) coal and coking (or metallurgical) coal. The main exporters of coal are Australia, South Africa, Indonesia, United

States, Colombia, Canada, and China. The main importers of coal are Europe, Japan, South Korea, Taiwan, China, India, and the Middle East. The coking coal market is closely linked to demand from integrated steel makers who use coking coal in blast furnaces to make pig iron which, in turn, is converted into steel. Steam coal is mainly used in the production of electricity, and the transportation of steam coal is the backbone of the Capesize and Panamax markets. Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power.

•	Iron Ore. Until the start of the 1990s, when it was overtaken by the combined steam and coking coal sectors, iron ore was the largest dry bulk trade. It remains, however, the primary employer of the largest ships in the dry bulk fleet. Used principally as the primary raw material in steel making, iron ore imports are dominated by Europe, Japan, China, South Korea, and the United States. The primary exporters of iron ore are Brazil, Australia and India. Other significant exporters include Canada, Sweden, South Africa, Venezuela, Mauritania, Peru and Chile.

•	Grain. The principal exporters of grain are Canada, United States, Europe, Australia, and South America. The principal importers are Japan, South Korea, China, South East Asia, the Middle East, North Africa, and Europe. Grain production is subject to both growing conditions and natural disasters which affect crop yields and demand patterns.

•	Minor Bulk Cargoes. Minor bulk cargoes include steel products, forest products, agricultural products, bauxite and alumina, phosphates, petcoke, cement, sugar, salt, minerals, scrap metal, and pig iron. Minor dry bulk cargoes are not a major component of Capesize or Panamax carrier demand, although Panamax vessels also transport cargoes such as bauxite, phosphate rock, sulphur, some fertilizers, various other ores and minerals and a few agribulks.

Demand for Dry Bulk Vessels

The dry bulk trade is influenced by the underlying demand for the dry bulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for seaborne transportation. The following chart demonstrates a steady increase in world dry cargo trade over the last two decades, with an average increase of 4% over the last five years:

Source: Drewry

Moreover, the dry bulk shipping market over the last two years has displayed strong industry fundamentals, driven primarily by:

•	Economic growth and urbanization in China, Brazil, India, and the Far East, with attendant increases in steel production, power generation, and grain consumption, leading to greater demand for dry bulk shipping;

•	Inefficient transportation bottlenecks due to long term under-investment in global transportation infrastructure and high demand for dry bulk commodities; and

•	Limited capacity of shipyards due to the orderbook for tankers and container ships, restricting future deliveries of dry bulk newbuildings..

Historically, certain economies have acted from time to time as the ‘‘locomotive’’ of the dry bulk carrier market. In the 1990s, Japan acted as the locomotive with demand for seaborne trade correlating with Japanese industrial production. Currently, China is the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Chinese imports of coal, iron ore, and, more recently, steel products (China used to be an exporter but, due to its own high demand, now needs to import steel products) have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers. Management expects India, with its large population, economic growth and urbanization to sustain this trend of greater demand for dry bulk shipping.

Globally, total seaborne trade in all dry bulk commodities increased from 1.97 billion tons to 2.54 billion tons, representing an increase of 29.2%, as shown by the following chart:

Seaborne Drybulk Trade (Million Tons)

Year	Iron Ore	Steam Coal	Coking Coal	Grains	Major Bulks	Minor Bulks	Total	% Change
1999	431	309	173	220	1,133	835	1,968	1.1
2000	454	344	179	230	1,207	901	2,108	7.2
2001	452	384	181	234	1,251	890	2,142	1.6
2002	484	386	184	245	1,299	920	2,219	3.6
2003	524	430	189	240	1,383	957	2,340	5.5
2004	587	454	196	248	1,485	1,057	2,543	8.7

Source: Drewry

Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 1999 and 2004, ton-mile demand in the dry bulk sector increased by 25%, to 11,511 billion ton-miles.

Ton-Mile Demand

Year	Billion Ton Miles	% Change
1999	9.204	0.8
2000	9.824	6.7
2001	9.958	1.4
2002	10.226	2.7
2003	10.804	5.7
2004	11,511	6.5

Source: Drewry

Supply of Dry Bulk Vessels

The global dry bulk carrier fleet is divided into four categories, based on a vessel’s carrying capacity. These categories consist of:

•	Capesize. These vessels, which are over 80,000 dwt, are the largest size of dry bulk carriers. Capesize vessels typically carry relatively low value cargoes for which large cargo lot sizes are of primary importance. Consequently, Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes. These vessels are not capable of traversing the Panama Canal due to their size and, therefore, lack the flexibility of smaller vessels.

•	Panamax. These vessels range in size from 50,000 to 80,000 dwt and are designed with the maximum width that will allow them to travel fully-loaded through the Panama Canal. They are also often engaged in many major international trade routes that do not involve transit through the Panama Canal. Panamax bulk carriers are mainly used to transport major bulk cargoes, such as coal and grain and, to a lesser degree, iron ore, as well as a number of minor bulk cargoes, such as bauxite, petroleum coke, some fertilizers and fertilizer raw materials, and various minerals.

•	Handymax and Ultra-Handymax. Vessels in this category range in size from 30,000 to 55,000 dwt and are often equipped with cargo loading and unloading gear, such as cranes, which makes them well suited to call at ports that either are not equipped with gear for loading or discharging of cargo or have draft restrictions. These vessels can trade on worldwide routes carrying mainly grains and minor bulk cargoes.

•	Handysize. Vessels in this sector are the smallest (under 30,000 dwt) and carry finished products and minor bulk cargoes, although, increasingly, vessels in this sector are now more limited to trading regionally and in coastal waters.

The supply of dry bulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide dry bulk fleet, the number of new vessels on order, the scrapping of older vessels, and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping, and laying-up include newbuilding prices, second-hand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market, and government and industry regulation of maritime transportation practices.

The supply of dry bulk vessels is not only a result of the number of ships in service, but also the operating efficiency of the fleet. For example, during times of very heavy commodity demand, bottlenecks develop in the form of port congestion, which absorbs fleet capacity through delays in loading and discharging of cargo. A particularly extreme example occurred during the steam coal demand boom in 1980, when enormous queues developed at the main coal loading ports in the United States and Australia. A similar situation developed in the second half of 2003, when port delays in Australia and China were estimated to have reduced fleet supply by at least 10%.

As of September 30, 2005, the world’s dry bulk fleet totaled 6,136 vessels, aggregating approximately 339.9 million dwt. The average age of the fleet is approximately 16 years. 41% of the world dry bulk fleet is over 20 years old, while the orderbook for newbuildings represents 20% of the existing world dry bulk fleet, as shown in the following chart:

The Dry Bulk Carrier Fleet — September 30, 2005

	Fleet Profile			Ships Older Than 20 Years of Age			Orderbook
	No. of Ships	Dwt Million	% of Fleet	No. of Ships	% of Class	Scrap Age(1)	No. of Ships	Dwt Million	% of Class
Capesize	637	107.0	31.5	65	10.2	27	137	27.1	25.3
Panamax	1,280	92.1	27.1	310	24.2	24	289	23.0	24.9
Handymax	2,291	97.1	28.6	937	40.9	26	339	16.3	16.8
Handysize	1,928	43.7	12.9	1,174	60.9	28	82	1.8	4.1
Total	6,136	339.9	100.0	2,541	41.4	26	847	68.1	20.0

(1) Average vessel age at scrapping [1999-2004]

Source: Drewry

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The following table illustrates the scrapping rates of dry bulk carriers for the periods indicated.

	1999	2000	2001	2002	2003	2004
Dry Bulk Carrier Scrapping:
Capesize
No. of vessels	13	4	3	8	2	1
Dwt (in millions)	1.2	0.5	0.4	0.9	0.3	0.1
% of fleet scrapped	1.5	0.6	0.5	1.0	0.3	0.1
Panamax
No. of vessels	45	11	28	18	7	1
Dwt (in millions)	3	0.7	1.9	1.2	0.5	0.1
% of fleet scrapped	4.1	1.0	2.5	1.5	0.6	0.11
Handymax
No. of vessels	53	40	40	25	29	0
Dwt (in millions)	2.2	1.5	1.5	0.9	1.1	0
% of fleet scrapped	3.1	2.0	1.9	1.1	1.3	0.0
Handysize
No. of vessels	66	50	62	64	25	5
Dwt (in millions)	1.5	1.2	1.4	1.6	0.6	0.1
% of fleet scrapped	3.2	2.6	3.2	3.7	1.4	0.3
Total
No. of vessels	177	105	123	115	63	7
Dwt (in millions)	8.3	3.8	5.2	4.7	2.4	0.3
% of fleet scrapped	3.1	1.4	1.8	1.6	0.8	0.1

Source: Drewry

The average age at which a vessel is scrapped over the last five years has been 26 years.

Charter Market

Dry bulk carriers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel-operating expenses, such as day-today operations, maintenance, crewing, and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. Dollar per diem basis and is responsible only for the payment of capital costs related to the vessel.

•	Time Charter. A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a U.S. Dollar per diem basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. Dollar per ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•	Contract of Affreightment. A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating expenses, voyage expenses, and capital costs are borne by the ship owner. Freight normally is agreed on a U.S. per ton basis.

•	Spot Charter. Spot chartering activity involves chartering either on a single voyage or a trip charter.

Charter Rates

Charter (or hire) rates paid for dry bulk carriers are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases with these changes in the vessel supply-demand imbalance, creating a pattern of rate ‘‘peaks’’ and ‘‘troughs.’’ In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened to their highest levels ever. The most crucial driver of this upsurge in charter rates was the high level of demand for raw materials imported by China.

In the time charter market, rates vary depending on the length of the charter period as well as ship specific factors, such as age, speed, and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel. The following chart shows one year time charter rates for Handymax, Panamax and Capesize dry bulk carriers between 1996 and September 2005.

Time Charter Rates
(in U.S. dollars per day)

Source: Drewry

In the voyage charter market, rates are influenced by cargo size, commodity, port dues, and canal transit fees, as well as delivery and redelivery regions. In general, larger cargo size is quoted at a lower per ton rate than a smaller cargo size. Routes with costly ports or canals command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargoes or a discharge port within a region with ports where vessels load cargoes would also be quoted at lower rates. These voyages increase vessel utilization by reducing the unloaded portion (or ballast leg) that was included in the calculations of the previous charter back to the loading area.

The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies, and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk carrier trading routes. These indices include the Baltic Panamax Index (BPI, the index with the longest history), and, more recently, the Baltic Capesize Index (BCI) and the Baltic Handymax Index (BHI).

Accompanying the recent surge in freight rates has been renewed interest in freight forward agreements, or FFAs. An FFA is a freight forward swap agreement between counterparties or entered into over an exchange, where the settlement price designated for a future period is derived from the Baltic Exchange indices. FFAs enable a market participant thereby manage their exposure to a fluctuating market.

Vessel Prices

The shipping industry is currently in a relatively unusual position. Each of its major sectors — dry bulk carriers, tankers, and containerships — has been prospering. This has triggered an upsurge in newbuilding activity in each sector. In addition, newbuilding demand is also strong for Liquefied Natural Gas, or LNG, carriers, and other specialized vessels. This is significant because the near term availability of newbuilding berths for vessel delivery before the third and fourth quarters of 2008 is scarce, which directly impacts the supply of new vessels to the market. Thus, the combination of shortage of berth space, rising demand for vessels, and rising raw material costs (especially the price of steel), has greatly increased newbuilding prices.

The following tables present the average prices for both secondhand and newbuilding dry bulk carriers for the periods indicated.

Dry Bulk Carrier Newbuilding Prices
(in millions of U.S. dollars)

Source: Drewry

Dry Bulk Carrier Secondhand Prices
(in millions of U.S. dollars)

Source: Drewry

In the secondhand market, the steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage.

Navios Maritime Holdings Inc.

Navios Corporation, the legal predecessor company to Navios, was incorporated in 1954 as a corporate subsidiary of United States Steel Corporation for the transportation of its iron ore requirements. In the mid-1970s, Navios transformed itself from a captive ore carrier for United States Steel to a third party cargo carrier that, in the mid-1980s, was sold to Fednav Limited, Canada’s largest international shipping group. From 1989 until 2002, Navios underwent a series of leveraged management buyouts and corporate restructuring with the support of various shipping groups, while at the same time adapting its business model to suit the changing requirements of the dry bulk shipping market.

Navios Corporation, a Marshall Islands corporation, and Anemos Maritime Holdings, a Cayman Islands company, merged effective December 11, 2002. This business combination marked the transformation of Navios from being primarily an operator of large physical contracts of affreightment, based on relationships with industrial end-users, to a leading international maritime enterprise focused on the transportation and handling of dry bulk cargoes through the ownership, operation, and chartering of vessels. Anemos was incorporated in the Cayman Islands in February 1999 to hold all of the capital stock of certain Cayman Islands and Liberian corporations that owned and operated six older dry bulk vessels in the international shipping market. Anemos was also formed to hold the capital stock of nine Marshall Islands corporations that each contracted with Sanoyas Shipyard in Mizushima, Japan for the construction of a series of dry bulk ultra-handymax vessels. Another subsidiary of Anemos, named Levant Maritime International SA, which was originally incorporated in Liberia but was later redomiciled in the Marshall Islands and re-named Navios ShipManagement Inc., was responsible for the technical management of all vessels owned by Anemos’s subsidiaries, including the older vessels, and for the supervision of the construction of the nine newbuildings at the Sanoyas shipyard. Commercial management of the Anemos fleet was contracted to Levant Maritime Co. Ltd., a UK company based in London which was affiliated with two of Anemos’s former minority shareholders. Anemos modernized its fleet by selling off the older vessels, as the newbuildings delivered from the shipyard, between 2000 and early 2003. The personnel of Navios ShipManagement Inc. include the manager of the Piraeus office, a former senior marine classification society surveyor with B.Sc. and M.Sc. degrees in mechanical engineering from the Illinois Institute of Technology and experience in supervising newbuilding construction; a Greek-educated naval architect; and three port captains and two marine superintendent engineers, who are all graduates of official Greek merchant marine academies, and who all served as officers on bulk carriers before assuming responsibilities and gaining relevant experience in shore-side technical ship management.

Today, Navios maintains offices in Piraeus, Greece, Norwalk, Connecticut and Montevideo, Uruguay. Navios’s corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries (out of South Norwalk and Piraeus, respectively), while the ownership and technical management of Navios’s owned vessels are conducted through Anemos Maritime Holdings Inc. and its wholly-owned subsidiaries (out of Piraeus). Navios owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, Corporación Navios Sociedad Anonima, or CNSA. All of Navios’s subsidiaries are wholly-owned, except for Acropolis Shipping & Trading Inc., a charter broker that acts on behalf of both Navios and third parties and of which Navios owns 50% of the outstanding equity. The remaining 50% equity of Acropolis is owned by Mr. Stavros Liaros, Acropolis’s Chief Executive Officer and a resident of Piraeus, Greece. The chart below sets forth Navios’s current corporate structure following the acquisition and reincorporation (all corporations are domiciled in the Republic of the Marshall Islands, except for Acropolis, which is a Liberian corporation, and CNSA, which is an Uruguayan company):

Business Strategy

Navios’s strategy and business model involves the following:

•	Operation of a high quality, modern fleet. Navios owns and charters in a modern, high quality fleet, having an average age of approximately 3.5 years, that provides numerous operational advantages, including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure;

•	Pursue an appropriate balance between vessel ownership and a long-term chartered in fleet. Navios controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 1.8 million dwt in dry bulk tonnage, making Navios one of the largest independent dry bulk operators in the world. Navios’s ability, through its longstanding relationships with various shipyards and trading houses, to charter in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 13 of the 21 time chartered vessels permits Navios to determine when is the most commercially opportune time to own or charter in vessels. Navios intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels;

•	Capitalize on Navios’s established reputation. Navios believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, step into the market and increase its short term tonnage capacity to several times the capacity of its core fleet, as well as obtain access to freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios to obtain favorable vessel acquisition terms, as reflected in the purchase options contained in many of its long-term charters, which are superior to the prevailing purchase prices in the open vessel sale and purchase market;

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, generate profit from, such volatility;

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.6%, Navios believes that it has one of the highest fleet utilization rates in the industry.

•	Maintain customer focus and reputation for service and safety. Navios is recognized by its customers for high quality of its service and safety record. Navios’s high standards for performance, reliability, and safety provides Navios with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the shipowner being responsible for operating costs and the charterer for voyage costs; and

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages.

In addition, Navios attempts, through selecting COAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and, hence, profitability. The cargoes are in such cases used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This reduces ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios is one of relatively few major owners and operators of this type in the dry bulk market, and it is one of the most experienced. In recent years, it has further raised the commercial sophistication of its business model by using market intelligence derived from its risk management operations and, specifically, its freight derivatives hedging desk, to make more informed decisions in the management of its fleet.

Competitive Advantages

Controlling approximately 1.8 million dwt in dry bulk tonnage, Navios is one of the largest independent dry bulk operators in the world. Management believes that Navios occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to step in at any time, and take on spot, medium, or long- term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios’s fleet were brought to the attention of Navios prior to their ever being quoted in the open market. Even in the open market, Navios’s solid reputation allows it, on very short notice, to take in large amounts of tonnage on a short, medium, or long-term basis. This ability is possessed by relatively few shipowners and operators, and is a direct consequence of Navios’s market reputation for reliability in the performance of its obligations in each of its roles as a shipowner, COA operator, and charterer. Navios, therefore, has much greater flexibility than a traditional shipowner or charterer to quickly go ‘‘long’’ or ‘‘short’’ relative to the dry bulk markets.

Navios’s long involvement and reputation for reliability in the Asian region have also allowed the company to develop its privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios obtains relatively low-cost, long-term charter deals, with options to extend time charters on the majority of its vessels, and purchase the vessels transactions. Through its established reputation and relationships, Navios has access to opportunities not readily available to most other industry participants who lack Navios’s brand recognition, credibility, and track record.

In addition to its superior and long-standing reputation and flexible business model, management believes that Navios is well positioned in the dry bulk market on the basis of the following factors:

•	A high quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered in (through 2013, assuming all available charter extension periods are exercised) on attractive terms (based on prices locked-in before the upswing in rates began in 2003) that allow Navios to charter out the vessels at a considerable spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

•	Strong cash flows from creditworthy counterparties;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios with an entrée to future attractive long-term time charters on newbuildings with valuable purchase options; and

•	Visibility into worldwide commodity flows through its physical shipping operations and terminal operations in Uruguay.

Management intends to maintain and build on this qualitative advantage, while at the same time continuing to benefit from Navios’s favorable reputation and capacity position.

Shipping Operations

Navios’s Fleet. Navios operates a core fleet of vessels that represents a store of embedded value in today’s strong dry bulk market. This fleet is comprised of six modern owned Ultra-Handymax vessels and 21 Ultra-Handymax and Panamax vessels (13 of which have purchase options that are ‘‘in the money’’) chartered in at rates well below the market.

Owned Fleet. Navios owns a fleet of six modern Ultra-Handymax vessels whose technical specifications and youth distinguish them in a market where approximately 25% of the dry bulk world fleet is composed of 20+ year-old ships. With an average age of approximately 3.5 years, the owned vessels have a substantial net asset value.

Vessel Name	Year Built	Deadweight
		(in metric tons)
Navios Achilles	2001	52,063
Navios Apollon	2000	52,073
Navios Herakles	2001	52,061
Navios Hios	2003	55,180
Navios Ionian	2000	52,068
Navios Kypros	2003	55,180

The owned vessels are substantially identical sister vessels (they were all built at the Sanoyas Shipyard in Japan) and, as a result, Navios has built-in economies of scale with respect to technical ship management. Further, they have been built to technical specifications that far exceed those of comparable tonnage in the marketplace today, such as the following:

•	Four of the six owned vessels each have five cranes (which is more than the industry standard), allowing for increased loading and discharging rates, thereby increasing the efficiency of vessel operations;

•	The majority of the owned vessels are equipped with cranes that have 30 and 35 metric tons of lifting capacity, allowing for lifting of different types of heavy cargoes, thereby increasing the vessels’ trading flexibility and efficiency;

•	The owned vessels have CO2 fittings throughout all cargo holds, allowing for the loading of a variety of special cargoes (such as timber and wood pulp), thereby enhancing the potential trading routes and profitability of the vessels; and

•	The tank top strengths in all holds are of 24mt/m2, also allowing for the carriage of heavy cargoes.

Long Term Fleet. In addition to the six owned vessels, Navios operates a fleet of 21 Panamax (70,000-83,000 dwt) and Ultra-Handymax (50,000-55,000 dwt) vessels under long-term time charters, having an average age of approximately 3.5 years. Of the 21 chartered vessels, 15 are currently in operation and six are scheduled for delivery at various times over the next two years, as set forth in the following table:

Vessel Name	Year Built/Yard	Deadweight (in metric tons)	Delivery Date of Vessel	Time Charter Period	Purchase Option
ULTRA-HANDYMAXES
Navios Horizon	2001/Mitsui	50,346	April 17, 2001	5 years + 3 years option	Yes
Navios Vector	2002/Mitsui	50,296	October 17, 2002	5 years + 3 years option	Yes
Navios Meridian	2002/Mitsui	50,316	August 8, 2002	5 years + 3 years option	Yes
Navios Mercator	2002/Imabari	53,553	July 17, 2002	5 years + 2 years option	Yes
Navios Arc	2003/Imabari	53,514	January 28, 2003	5 years + 2 years option	Yes
Navios TBN	2006/Imabari	53,400	2006	7 years + 2 years option	Yes
Navios TBN	2007/Imabari	53,400	2007	5 years + 3 years option	Yes

Vessel Name	Year Built/Yard	Deadweight (in metric tons)	Delivery Date of Vessel	Time Charter Period	Purchase Option
PANAMAXES
Linda Oldendorff	1995/B&W	75,100	November 11, 2003	2.25 years	No
Navios Magellan	2000/Namura	74,333	January 25, 2000	5 years + 3 years option	Yes
Navios Galaxy	2002/Namura	74,195	June 5, 2001	5 years + 3 years option	Yes
Marilena D’Amato	2001/Hudong	74,500	November 7, 2003	2 years	No
Navios Star	2002/Imabari	76,662	April 1, 2002	5 years + 3 years option	Yes
Navios Cielo	2003/Sanoyasu	75,829	June 12, 2003	5 years + 2 years option	No
Navios Hyperion	2004/Sanoyasu	75,500	February 10, 2004	5 years + 2 years option	Yes
Navios Orbiter	2004/Imabari	76,000	February 8, 2004	5 years + 3 years option	Yes
Navios Orion	2005/Imabari	76,000	January 10, 2005	5 years + 3 years option	No
Navios Aurora	2005/Universal	75,200	June 22, 2005	5 years + 3 years option	Yes
Navios Titan	2006/Tsuneishi	82,800	2005	5 years + 3 years option	No
Navios TBN	2006/Sanoyasu	75,500	2006	7 years	No
Navios TBN	2006/Tsuneishi	82,800	2006	5 years + 3 years option	No
Navios TBN	2007/Universal	75,200	2007	7 years	No

Many of Navios’s current long-term, chartered-in tonnage is chartered from shipowners with whom Navios has long-standing relationships. Navios pays these shipowners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios a daily rate of hire. Navios also enters into COAs pursuant to which Navios has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios enters into spot market voyage contracts, where Navios is paid a rate per ton to carry a specified cargo from point A to point B.

The chartered vessels are chartered in at rates well below the market, allowing Navios to charter out those vessels at a significant spread over the daily hire it pays for the vessels to their owners. Navios can take advantage of options it has to extend the period of its long-term charters, maintaining low charter-in rates and, thus, lower overall operational expenses. Navios also has the ability to exercise its purchase options, many of which are ‘‘in the money,’’ with respect to 13 of the 21 chartered vessels.

Short Term Fleet. Navios’s fleet consists entirely of Panamax and Ultra-Handmax vessels and is classified by Navios into the following three categories: (1) Navios’s ‘‘owned fleet’’ are the six Ultra-Handymax vessels that Navios owns; (2) Navios’s ‘‘long-term fleet’’ that are the Panamax and Ultra-Handymax vessels that Navios, as a charterer, takes into its commercial employment under long-term charters, meaning charters for a duration of more than 12 months, that, together with its owned fleet, are termed Navios’s ‘‘core fleet;’’ and (3) Navios’s ‘‘short term fleet’’ which is comprised of between 20 to 40 Panamax and Handymax vessels that at any given time Navios, as a charterer, has under charter for a duration of less than 12 months.

Anticipated Exercise of Vessel Purchase Options. During September and October, 2005, notice has been given of our intent to exercise our option to purchase the Navios Meridan, the Navios Mercator, the Navios Galaxy and the Navios Magellan. In addition, we expect to exercise our purchase options on the M/V Navios Horizon and the M/V Navios Arc during the fourth quarter of 2005. The option exercise prices on these vessels are substantially below the prices that would be required to purchase vessels of similar types and ages. Accordingly, assuming that there is no substantial change in the prices for vessels or the shipping industry generally, it is anticipated that we will exercise the remaining options. The aggregate cash outlay for the six vessels amounts to approximately $120 million.

We intend to exercise these options and, accordingly, will be required to finance the cost of these vessels with new debt. Although our senior secured credit facility has certain covenants restricting incurrence of additional debt and liens, we are permitted to obtain loans collateralized solely by the vessels being purchased and believe that such loans would be available. If we exercise such options as contemplated, in-charter expenses should decrease as a percentage of revenues, but Navios would also expect to incur additional depreciation and interest charges associated with the vessels. However, exercising the options is anticipated to have a favorable impact on EBITDA.

Management and Operation of the Fleet. Navios’s commercial ship management and vessel operations are conducted out of its South Norwalk, Connecticut and Piraeus, Greece offices. Navios performs the technical management of the owned vessels from its Piraeus office. The financial risk management related to the operation of its fleet is conducted through both its South Norwalk and Piraeus offices, as explained more fully below.

Commercial Ship Management. Commercial management of Navios’s fleet involves identifying and negotiating charter party employment for the vessels. Navios uses the services of Acropolis Shipping & Trading Inc., based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers and propose charters to Navios for cargoes suitable for carriage by Navios’s vessels. Navios’s then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management. Navios provides, through its subsidiary, Navios ShipManagement Inc, technical ship management and maintenance services to its owned vessels. Based in Piraeus, Greece, the operation is run by experienced professionals who oversee every step of technical management, from the production of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance and repairs and drydocking.

Operations. The operations department, which is located in South Norwalk, Connecticut, supervises the post-fixture business of the vessels in Navios’s fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled. The operations department also sends superintendents to the vessels to supervise the loading and discharging of cargoes when necessary to minimize time spent in port. The operations department also generally deals with all matters arising in relation to the daily operations of Navios’s fleet that are not covered by Navios’s other departments.

Financial Risk Management. Navios actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the executive management.

•	Freight Rate Risk. Navios uses FFAs to manage and mitigate its risk to its physical exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios enters into these FFAs through over-the-counter transactions and over NOS ASA, a Norwegian clearing house. Navios’s traders work closely with the chartering group to ensure that the most up-to-date information is incorporated into the company’s commercial ship management strategy and policies.

•	Credit Risk. Navios closely monitors its credit exposure to charterers, counter-parties and FFAs. Navios has established policies designed to ensure that contracts are entered into with counter-parties that have appropriate credit histories. Counter-parties and cash transactions are limited to high credit quality financial institutions. Most importantly, Navios has strict guidelines and policies that limit the amount of credit exposure.

•	Interest Rate Risk. Navios uses interest rate swap agreements to reduce exposure to fluctuations in interest rates. Specifically, the company enters into interest rate swap contracts that entitle it to receive interest at floating rates on principal amounts and oblige it to pay interest at fixed rates on the same amounts. Thus, these instruments allow Navios to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios that may be set off against interest expense, they may also result in losses, which would increase financing costs.

•	Foreign Exchange Risk. Although Navios’s revenues are dollar-based, 2.7% of it expenses related to its port operations are in Uruguayan pesos and 2.4% of its expenses related to operation of its Piraeus office are in Euros. Navios actively engages its foreign currency transactions to hedge its exposure to fluctuations in such currencies.

Port and Terminal Operations

Overview.    Navios owns and operates the largest bulk transfer and storage terminal in Uruguay, one of the most efficient and prominent operations of its kind in South America. Situated in a free trade zone in the port of Nueva Palmira at the confluence of the Parana and Uruguay rivers, the terminal operates 24 hours per day, seven days per week, and is ideally located to provide customers, consisting primarily of leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay, and Uruguay.

Navios has had a lease with the Republic of Uruguay dating back to the 1950’s for the land on which it operates. The lease has been extended and now expires in 2025, and may be extended for an additional 20 years at Navios’s option. Navios believes the terms of the lease reflect Navios’s very high-level relationships within the Republic of Uruguay. Additionally, since the Navios terminal is located in the Nueva Palmira Tax Free Zone, foreign commodities moving through the terminal is free of Uruguayan taxes. Certificates of deposit are also obtainable for commodity entering into the station facility.

There is also considerable scope for further expansion of this bulk terminal operation in Uruguay. In addition, after completion of the current expansion of its storage capacity through the construction of its largest grain silo, Navios’s terminal port will have approximately 11 acres of available river front land for future development. The increased flow of commodity products through the Nueva Palmira port has allowed Navios to steadily increase throughput. Navios is considering further expansion, as existing and new customers are increasingly demanding long-term terminal transfer and storage services.

Although one of the smaller countries in South America, Uruguay is regarded as one of the most stable countries on the continent. The population is almost 100% literate, with a large middle class and a well-established democracy. The banking system is modern and efficient by international standards.

Port Infrastructure. The terminal stands out in the region because of its sophisticated design, efficiency, and multimodal operations. The Navios terminal has specially designed storage facilities and conveying systems that provide tremendous flexibility in cargo movements that help to avoid delays to vessels and barge convoys. The terminal offers 205,000 tons of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, customers are assured their commodities will be naturally separated. The terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.

The terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum permitted draft of the Martin Garcia Bar and Mitre Canal. The dock has three new ship loaders capable of loading vessels at rates of up to 20,000 tons per day, depending on commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock measures 170 meters long and is dedicated to the discharge of barge convoys. This activity is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. Fixed duty cycle cranes located on each dock carry out the discharging of barge convoys. The process is optimized through the selection of the most appropriate size and type of buckets according to the commodity to be discharged.

The terminal's current theoretical throughput capacity is 3.0 million tons, and management believes that the 2005 throughput should be a record amount of approximately 2.2 million tons.

Port Operation. The commodities most frequently handled include grain and grain by-products, as well as some ores, sugar, and salt. The terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in its own modern silos for later shipment.

Dedicated professionals operate the terminal, taking pride in the quality of service and responsiveness to customer requirements. Management is attentive to commodity storage conditions seeking to maintain customer commodity separation at all times and minimize handling losses. The terminal operates 24 hours/day, seven days/week, to provide barge and ship traffic with safe and fast turnarounds. The ability to conduct multiple operations simultaneously involving ocean vessels, barges, trucks, and grain silos further enables the terminal to efficiently service customers’ needs.

The Navios terminal is also unique in its pricing policy by using a fixed fee structure to charge its clients. Other regional competitors charge clients a complicated fee structure, with many variable add-on charges. Navios’ pricing policy provides clients with a transparent, comprehensive, and hassle-free quote that has been extremely well received by port patrons. The Uruguay terminal operations present the additional advantage of generating revenue in US dollars, whereas the majority of its costs are in local currency.

Future Growth. The development of South American grain markets dates back to President Carter’s embargo of grain against the Soviet Union in 1979. As a result of that decision, the USSR took steps to secure grain supplies from sources outside North America. By 1981, Argentina had become a significant grain exporter to the USSR, and Brazil quickly followed. The intervening decade saw the development of grain exports markets from these two countries as successive local governments recognized the significant benefits of US dollar income. In the 1990s, Paraguay began to export small quantities of grain and, more recently, Bolivia has expanded its grain exports; the significance of grain exports from these two countries is that both are land-locked. The table below highlights the gradual development of export volumes through the Navios facility in Nueva Palmira, and Navios believes this growth will continue as both countries continue to drive for larger hard currency income.

Navios Uruguay Annual Throughput Volumes

Navios is currently in negotiations with significant existing and new customers, who have expressed high levels of interest in entering in long-term business relationships with the company based on the growing Uruguay grain market.

Navios Uruguay Export Market.    Over the past few years, Uruguay has begun to develop its grain exports that, historically, were very small because land was allocated to cattle and sheep farming. The rapid rise in Uruguayan exports is apparent from the chart below. Most importantly for the Navios terminal, the natural growth area for grain in Uruguay is in the western region of the country on land that is located in close proximity to Nueva Palmira.

Uruguay Grain Exports

Source: Uruguayan Farm Cooperative (as of December 31, 2004)

In 2004, Navios completed construction of four new cylindrical silos designed specifically to receive Uruguayan commodities. Before these silos had been completed, local exporters had booked their total capacity for a period of three years. This was the first time in the terminal’s history that additional silo capacity was booked before completion of construction. As a result of yet further significant new customer demand from companies such as Cargill, Bunge, and Louis Dreyfus, as well as from a number of smaller local grain merchandisers, Navios started construction of a new 75,000 ton silo that, once completed, will be the largest in Uruguay. Completion is scheduled for September 2005. This additional silo will add approximately 35% to the terminal’s existing storage capacity and will service the increased exports of Uruguayan soybeans. The total investment for this project includes the new silo, as well as two new truck un-loaders, and new truck weigh scales. Of traditional horizontal, concrete construction, the silo design incorporates wall separations, mechanical air ventilation systems as well as a sensitive temperature monitoring equipment.

Customers

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. The charterers for Navios’s core fleet come from leading enterprises that mainly carry iron ore, coal, and grain cargoes. Navios’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Navios’s customers under charterparties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Cargill International SA, COSCO Bulk Carriers Ltd., Dampskipsskelskapet Norden, Glencore International A.G., Furness Withy Pty. Ltd., Louis Dreyfus Corp., Mitsui O.S.K. Lines Ltd., Rudolf A. Oetker, Sinochart and Taiwan Maritime Transportation Corp. During the year ended December 31, 2004, none of such customers accounted for more than 10% of revenues, with the exception of Taiwan Maritime Transportation Corp. that accounted for 15.92% of revenues. During 2003, none of Navios’s customers or counterparties accounted for more than 10% of Navios’s total revenues, with the exception of Cargill International S.A. that accounted for 29.4%.

Navios’s terminal at Nueva Palmira, Uruguay conducts business with customers engaged in the international sales of agricultural commodities who book parts of the terminal’s silo capacity and transship cargoes through the terminal. In 2004, the two largest customers of the terminal were Agrograin SA, a subsidiary of the Archer Daniels Midland group, which accounted for 46.4% of the terminal’s revenues, and Multigranos SA which accounted for 14.1% of such revenues. These two customers were also the largest two sources of revenues for the terminal in 2003 accounting for the following respective percentages of its total revenues in that year: Agrograin SA (43%) and Multigranos (20%).

Competition

The dry bulk shipping markets are extensive, diversified, competitive, and highly fragmented, divided among approximately 1,500 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 5,923 vessels, aggregating some 323.8 million dwt. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owners/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only three companies have fleets of 100 vessels or more: the Chinese Government (directly and through China Ocean Shipping and China Shipping Group) and the two largest Japanese shipping companies, Mitsui OSK Lines and Nippon Yusen Kaisha. There are no more than 30 owners with fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end-users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis-Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

Governmental and Other Regulations

Governmental Regulation. Government regulation significantly affects the ownership and operation of vessels. These regulations include international conventions, national, state, and local laws, and regulations in force in the countries in which vessels may operate or are registered. A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (US Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators, and charterers is leading to greater inspection and safety requirements on all vessels, and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with United States and international regulations.

Environmental Regulations.    The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships, which was ratified on May 18, 2004, and became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

Under the International Safety Management Code, or ISM Code, effective since July 1998, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Security Regulations.    Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Inspection by Classification Societies.    Every seagoing vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

General.    The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While management believes that Navios’s present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that Navios will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances.    Navios has marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the six owned vessels. Each of the owned vessels are covered up to at least fair market value, with a deductible for the hull and machinery insurance in the amount of $75,000. There are no deductibles for the war risk insurance. Navios has also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, Navios will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance.

Protection and Indemnity Insurance.    Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers Navios’s third party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, Navios’s coverage, except for pollution, is unlimited. Navios’s current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, Navios is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and return. Thus, stated simply, one may charter part of a fleet as opposed to owning the entire fleet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by Navios are fully employed.

Navios manages risk through a number of strategies, including vessel control strategies (chartering and ownership) freight carriage and FFA trading. Navios vessel control strategies include seeking the appropriate mix of owned vessels, long and short-term chartered in vessels, coupled with purchase options, when available, and spot charters. Navios also enters into COAs, which gives Navios, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. Navios’s FFA trading strategies include taking economic hedges to manage and mitigate risk on vessels that are on hire or coming off hire to protect against the risk of movement in rates.

Legal Proceedings

Navios is not involved in any legal proceedings which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, Navios may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Crewing and Shore Employees

Navios crews its vessels primarily with Greek officers and Filipino officers and seamen. Navios’s fleet manager is responsible for selecting its Greek officers, which are hired by Navios’s vessel owning subsidiaries. Navios’s Filipino officers and seamen are referred to Navios’s fleet manager by Cosmos Marine Management S.A. and Crossworld Marine Services Inc., two independent crewing agencies. The crewing agencies handle each seaman’s training, travel, and payroll. Navios requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

As to shoreside employees, Navios employs 27 in its Connecticut office, 15 in its Piraeus office, and eight employees in its Montevideo office, with an additional 70 employees working at the port facility in Nueva Palmira.

Facilities

Navios currently leases the following properties:

•	Navios Corporation has leased approximately 12,458 square feet of space at 20 Marshall Street, South Norwalk, CT, 06820 under a lease that expires in May 15, 2011. Navios has sublet approximately 1,394 square feet of space to Healy & Baillie, LLP, under a sub-lease that expires on May 15, 2011.

•	Navios ShipManagement Inc. has leased approximately 268 square meters of space at 67, Notara Street, Piraeus, Greece, under a lease that expires on May 31, 2012. Navios Corporation has leased approximately 37 square meters of space on the 4th floor at 67, Notara Street under a lease that expires on May 31, 2012.

•	Navios ShipManagement Inc. has leased approximately 42 square meters of space at Apostolon #3, 2nd Floor, Town of Chora, Island of Hios, Greece under a lease that expires on March 31, 2006.

•	Navios ShipManagement Inc. has leased an apartment for use by its expatriate employees at Stratiotikou Syndesmou #10, 5th Floor, Kolonaki, Athens, Greece, under a lease that expires on March 31, 2006.

•	Corporación Navios Sociedad Anonima leases the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. This lease is between Uruguayan National Authority of Free Zones and Corporación Navios Sociedad Anonima, which expires on November 29, 2025, with an option to extend for another 20 years.

Corporación Navios Sociedad Anonima owns the premises from which it operates in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

ACQUISITION AND MERGER PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheet combines the historical balance sheets of Navios and ISE as of June 30, 2005, giving effect to the acquisition of Navios by ISE pursuant to the Stock Purchase Agreement dated February 28, 2005, as amended, as if it had occurred on June 30, 2005.

The following unaudited pro forma consolidated statements of operations combine (i) the historical statements of operations of Navios and ISE for the six month period ended June 30, 2005 and (ii) the historical statements of operations of Navios for the year ended December 31, 2004 and ISE for the period from September 17, 2004 (inception) to December 31, 2004, giving effect to the acquisition of Navios by ISE as if it had occurred on January 1, 2004.

The unaudited pro forma condensed consolidated financial statements described above should be read in conjunction with the historical financial statements of Navios and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition of Navios by ISE taken place on the dates noted, or the future financial position or operating results of the combined company.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2005
(In thousands of US Dollars)

	NAVIOS [Acquired Company*]	ISE	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$93,064	$172	$182,799	(a)	$126,277
			(50,006	)(b)
			(591,354	)(c)
			(12,051	)(c)
			(5,022	)(j)
			514,370	(f)
			(5,695	)(f)
Restricted cash	2,917				2,917
Investments held in trust		182,799	(182,799	)(a)	—
Deferred tax asset		145			145
Accounts receivable, net of allowance	19,417		(648	)(i)	18,769
Short term derivative assets	58,922				58,922
Prepaid voyage costs	8,002				8,002
Prepaid expenses and other current assets	2,706	64			2,770
Total current assets	185,028	183,180	(150,406)		217,802
Advances held in escrow for acquisitions		3,016	(3,016	)(c)	—
Vessels, net	114,046		97,954	(c)	212,000
Other fixed assets, net	21,732	9	48,851	(c)	70,592
Fixed Assets under construction	5,118				5,118
Long term derivative assets	4,111				4,111
Deferred financing costs, net	398	3,448	(398	)(b)	9,143
			5,695	(f)
Deferred acquisition costs		1,895	(1,895	)(c)	—
Deferred dry dock and special survey	311				311
Investment in affiliates	714				714
Tradename	1,960		98,040	(c)	100,000
Favorable leases/purchase terms			128,069	(c)	128,069
Goodwill	226		23,738	(c)	23,964
Total noncurrent assets	148,616	8,368	397,038		554,022
Total Assets	$333,644	$191,548	$246,632		$771,824

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes following these pro forma condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2005
(In thousands of US Dollars)

	NAVIOS [Acquired Company*]	ISE	Pro Forma Adjustments		Pro Forma Combined
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$11,635	$1,855	$(648)	(i)	$12,842
Accrued expenses	4,993				4,993
Deferred voyage revenue	11,581				11,581
Short term derivative liability	36,787				36,787
Deferred interest at trust account		444	(444	)(e)	—
Notes payable to stockholder		5,022	(5,022	)(j)	—
Income taxes payable		712			712
Current portion of long term debt	50,006		(50,006	)(b)	173,870
			173,870	(f)
Total current liabilities	115,002	8,033	117,750		240,785
Long term liabilities	2,818				2,818
Long term derivative liability	3,762				3,762
Long term debt, net of current portion			340,500	(f)	340,500
Total noncurrent liabilities	6,580	—	340,500		347,080
Total liabilities	121,582	8,033	458,250		587,865
Commitments and Contingencies
Common stock subject to possible conversion		36,097	(36,097	)(e)	—
Stockholder's Equity
Common stock	87	4	(87	)(c)	4
Additional paid in capital	60,570	146,551	(60,570	)(c)	182,648
			36,097	(e)
Legal reserve (Restricted)	452		(452	)(c)	—
Retained earnings	150,953	863	(398	)(b)	1,307
			(150,555	)(c)
			444	(e)
Total stockholder's equity	212,062	147,418	(175,521)		183,959
Total Liabilities and Stockholder's Equity	$333,644	$191,548	$246,632		$771,824

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes following these pro forma condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Six-months ended June 30, 2005
(In thousands of US Dollars, except per share data)

	NAVIOS [Acquired Company*]	ISE	Pro Forma Adjustments		Pro Forma Combined
Revenue	$127,326				$127,326
Gain (loss) on forward freight agreements	(799)				(799)
Expenses:
Time charter, voyage and port terminal expense	(75,933)				(75,933)
Direct vessel expense	(4,354)				(4,354)
General and administrative	(6,748)		(49	)(h)	(6,797)
Depreciation and Amortization	(2,982)		(11,869	)(d)	(14,851)
Capital based taxes		(130)			(130)
Other operating expense		(157)			(157)
Other income (expenses):
Interest Income	861	1,708	421	(e)	2,990
Interest Expense	(990)		(14,483	)(g)	(15,473)
Other Income	845				845
Other expense	(595)				(595)
Income before minority interest	36,631	1,421	(25,980)		12,072
Equity in net earnings of affiliated companies	640				640
Income before income taxes	37,271	1,421	(25,980)		12,712
Provision for income taxes		(567)			(567)
Net Income	$37,271	$854	$(25,980)		$12,145
Weighted average number of shares outstanding:
Basic		39,900		(k)	39,900
Diluted		39,900		(k)	49,039
Net income per share:
Basic		$0.02			$0.30
Diluted		$0.02			$0.25

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes following these pro forma condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2004
(In thousands of US Dollars, except per share data)

	NAVIOS [Acquired Company*]	ISE (1)	Pro Forma Adjustments		Pro Forma Combined
Revenue	$279,184				$279,184
Gain (loss) on forward freight agreements	57,746				57,746
Expenses:
Time charter and voyage expense	(180,026)				(180,026)
Direct vessel expense	(8,224)				(8,224)
General and administrative	(12,722)		(97	)(h)	(12,819)
Depreciation and Amortization	(5,925)		(23,451	)(d)	(29,376)
(Gain) loss on the sale of property, plant and equipment	61				61
Capital based taxes		(55)			(55)
Other operating expense		(22)			(22)
Other income (expenses):
Interest Income	789	93	23	(e)	905
Interest Expense	(3,450)		(27,497	)(g)	(30,947)
Other Income	374				374
Other expense	(1,438)				(1,438)
Income before minority interest	126,369	16	(51,022)		75,363
Equity in net earnings of affiliated companies	763				763
Income before income taxes	127,132	16	(51,022)		76,126
Provision for income taxes		(7)			(7)
Net Income	$127,132	$9	$(51,022)		$76,119
Weighted average number of shares outstanding:
Basic		12,744		(k)	39,900
Diluted		12,744		(k)	44,756
Net income per share:
Basic		$0.00			$1.91
Diluted		$0.00			$1.70

(1)	For the period from September 17, 2004 to December 31, 2004

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes following these pro forma condensed consolidated financial statements

The following are the notes accompanying the proforma financial information presented above. Amounts are expressed in thousands of US Dollars.

(a)	To record the release of funds held in trust by ISE.

(b)	To record repayment by Navios (Acquired Company) of its bank loans immediately prior to the Transaction, including the write-off of related deferred financing costs.

(c)	To record the payment of the $594,370 (agreed consideration of $607,500 less the initial price adjustment of $13,130, per the terms of the Stock Purchase Agreement) purchase price for all the outstanding shares of Navios, the payment of $13,946 of costs incurred in connection with the Transaction and the allocation of the purchase price to the assets acquired and liabilities assumed as follows:

Calculation of Allocable Purchase Price:

Cash	$594,370
Allocable Transaction costs	13,946
Total allocable purchase price	$608,316
Estimated allocation of purchase price:
Navios net assets acquired (at book value)	$212,062
Fair value adjustments to assets acquired:
Write off Navios goodwill	(226)
Write off Navios deferred finance costs	(398)
Vessels	97,954
Port, included in other fixed assets	48,851
Tradename	98,040
Allocation to favorable leases/purchase terms	128,069
Fair value of assets acquired	584,352
Goodwill	23,964
Total allocable purchase price	$608,316

Of the $594,370 of cash consideration paid to the sellers, $3,016 had been advanced as a deposit. The allocable transaction costs of $13,946 include a deferred portion of $1,895 that has already been paid.

Fair value of the intangible assets identified (Tradename and leases), was determined through by relying upon generally accepted valuation methodologies. The Tradename was valued using a method of the Income Approach known as the Relief From Royalties method. The Favorable Leases were valued using a method of the Market Approach wherein the Company's actual lease costs are compared to market-based lease costs. The Purchase Options were valued though a comparison of their exercise prices to expected vessel values. Vessels were written up to their fair market value. The port was valued based on a Discounted Cash Flow Analysis.

(d)	To record additional depreciation and amortization of fixed assets and intangibles based on the increase in the market value:

Asset	Estimated Useful Life
Vessels	25 years from date built
Port (included in other fixed assets)	40 years
Tradename	25 years
Favorable Leases/Purchase Terms	4-22 years

The Tradename asset was determined to have a 25 year life based upon consideration of the long-term nature of the Company's investments in vessels (25-30 year lives), port lease (40 year life) and Customer relationships (10 year life). Equal weights were assigned to the above three assets. The Tradename was considered to be an integral component to the value of the Company and that it should carry a useful life approximate to the life of the enterprise itself, which is estimated by examining the indicators mentioned above, i.e. vessel life, port lease, customer relationships etc.

The Favorable Leases/Purchase Terms are categorized as:

Asset	Estimated Useful Life
Favorable leases without purchase option ($ 30,920)	4 years
Favorable leases with purchase option ($ 15,980)	5 years
Purchase options ($81,169)	22 years

(e)	To reclassify common stock subject to redemption to permanent equity ($ 36,097) and to record related deferred interest income of $23 for the period ended December 31, 2004 and $421 for the six-months ended June 30, 2005.

(f)	To record the receipt of $514,370 in bank loans (of which $173,870 is the current portion) and payment of $9,143 of related deferred financing costs (of which $3,448 has been paid by ISE prior to June 30, 2005).

(g)	To reverse interest expense and amortization of deferred financing costs on Navios (the Acquired Company) bank loans and to record interest expense on the $514,370 of bank loans at an average rate of 5.74% per annum (amounting to $29,525 per year or $14,762 per six months) and amortization of $9,143 of deferred financing costs for periods from 6-8 years amounting to approximately $1,422 per year (or $711 per six months).

(h)	To record increased base salaries to certain key employees of Navios under employment agreements entered into in conjunction with the Transaction to retain the services of such employees.

(i)	To eliminate the receivable on Navios’s books for Transaction expenses incurred by Navios (the Acquired Company), on behalf of ISE in accordance with the Stock Purchase Agreement, and the offsetting payable on the books of ISE.

(j)	To record repayment of the notes payable to stockholder upon completion of the Transaction.

(k)	Pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

	Six-months ended June 30, 2005	Year ended December 31, 2004
ISE pro forma weighted average shares – basic – assuming initial public offering occurred as of January 1, 2004	39,900,000	39,900,000
Incremental shares on exercise of warrants *	9,138,640	4,855,556
ISE pro forma weighted average shares – diluted	49,038,640	44,755,556

*	Assuming exercise price of $5 per share, 65,550,000 warrants outstanding and average price for period warrants actually outstanding of $5.81 (six-months ended June 30, 2005) and $5.40 (December 17 – December 31, 2004).

Since the pro forma financial information identified previously is derived in part from the historical financial statements of ISE, such financial statements and the accompanying notes, drafted prior to ISE's consummation of the acquisition of Navios, are included in this prospectus below.

INTERNATIONAL SHIPPING ENTERPRISES, INC.

BALANCE SHEET

	June 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$172,064	$2,032,478
Investment held in Trust Fund	182,798,858	180,691,163
Deferred Tax Asset	145,000	—
Prepaid expenses	63,850	12,988
Total current assets	183,179,772	182,736,629
Advances held in escrow for Acquisitions	3,016,178	—
Property & Equipment (net)	9,205	7,195
Deferred Acquisitions costs	1,246,983	81,000
Deferred Finance costs	3,448,500	—
Total Assets	$190,900,638	$182,824,824
Liabilities & Stockholders’ Equity
Current Liabilities:
Trade payable & Accrued Expenses	$1,207,127	$139,177
Notes payable, stockholder	5,022,037	805
Deferred Interest at Trust account	444,349	23,021
Income taxes payable	712,000	6,700
Total Current Liabilities	7,385,513	169,703
Common Stock, Subject to possible conversion	36,097,142	36,097,142
Stockholders’ Equity:
Preferred Stock — $.0001 par value, authorized 1,000,000 shares, none issued
Common Stock — $.0001 par value, authorized 20,000,000 shares, issued and outstanding 39,900,000 (which includes 6,551,723 shares subject to possible conversion	3,990	3,990
Additional paid-in capital	146,551,057	146,545,159
Earnings accumulated during the development stage	862,936	8,830
Total stockholders’ equity	147,417,983	146,557,979
Total Liabilities and Stockholders’ Equity	$190,900,638	$182,824,824

See Notes to ISE Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.

STATEMENT OF OPERATIONS
(unaudited)

	For the period from January 1st, 2005 to June 30, 2005	For the period from April 1st, 2005 to June 30, 2005	For the period from September 17, 2004 (inception) to June 30, 2005
Net revenue from operations
Capital based Taxes	$(130,000)	$(16,500)	$(184,759)
Other Operating expenses	(157,430)	(80,159)	(179,856)
Formation & Operating Cost	(287,430)	(96,659)	(364,615)
Operating Loss	(287,430)	(96,659)	(364,615)
Income from Financing Activities
Bank Interest Income, net	1,708,536	967,401	1,801,251
Income before provision for income taxes	1,421,106	870,742	1,436,636
Provision for Income Taxes	567,000	310,000	573,700
Net Income	$854,106	$560,742	$862,936
Weighted average number of common shares outstanding	39,900,000	39,900,000
Net income per share:	$0.02	$0.01

See Notes to ISE Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)

STATEMENT OF THE STOCKHOLDER'S EQUITY
For the period from September 17th, 2004 (inception) to June 30, 2005

	Common Stock and		Additional Paid-In Capital	Earnings Accumulated During the Development Stage	Stockholders’ Equity
	Shares	Amount
Sale of 7,125,000 shares of common stock to initial stockholders	7,125,000	$713.00	$24,287	$—	$25,000
Sale of 32,775,000 units, net of underwriters’ discount and offering expenses (includes 6,551,723 shares subject to possible convertion)	32,775,000	3,277.00	182,618,014	—	182,621,291
Proceeds subject to possible conversion of 6,551,723 shares	—	—	(36,097,142)	—	(36,097,142)
Net Income	—	—	—	$8,830	8,830
Balance at December 31, 2004	39,900,000	3,990	146,545,159	8,830	146,557,979
Unaudited:
Finalization of estimated costs of the offering	—	—	5,898	—	5,898
Net Income	—	—	—	854,106	854,106
Balance at June 30, 2005	39,900,000	$3,990.00	$146,551,057	$862,936	$147,417,983

See Notes to ISE Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISE, INC.
(a corporation in the development stage)

STATEMENT OF CASH FLOWS
(Unaudited)

	For the period from January 1, 2005 to June 30, 2005	For the period from September 17, 2004 (inception) to June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$854,106	$862,936
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,749	1,749
Interest income on treasury bills	(2,123,873)	(2,239,036)
Changes in operating assets & liabilities:
Increase in prepaid expenses	(50,862)	(63,850)
Increase in accounts payable and accrued expenses	1,067,950	1,207,127
Increase in deferred interest	421,328	444,349
Increase in income taxes payable	705,300	712,000
Increase in deferred tax assets	(145,000)	(145,000)
Net cash generated from operating activities	730,698	780,275
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Treasury Bills — held in trust	—	(180,575,746)
Increase in cash held in trust	—	(254)
Purchase of property & equipment	(3,760)	(10,955)
Advance for the acquisition of a target	(3,000,000)	(3,000,000)
Payment of deferred acquisition costs	(1,165,983)	(1,246,983)
Net cash used in investing activities	(4,169,743)	(184,833,938)
CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from initial public offering	—	196,650,000
Payment of costs of initial public offering	5,899	(14,022,810)
Proceeds from stockholders loans & advances	5,021,232	5,371,353
Payment to stockholders loans & advances	—	(349,316)
Proceeds from sale of common stock	—	25,000
Payment of deferred finance costs	(3,448,500)	(3,448,500)
Net cash provided by financing activities	1,578,631	184,225,727
Increase/decrease in cash at end of period	(1,860,414)	172,064
Cash and cash equivalents at beginning of period	2,032,478	—
Cash and cash equivalents at end of period	$172,064	$172,064

See Notes to ISE Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
Notes to ISE Unaudited Financial Statements

The following notes are written as of June 30, 2005, as though the acquisition of Navios has not yet occurred.

1.    Organization and Business Operations

International Shipping Enterprises, Inc. was incorporated in Delaware on September 17, 2004, as a blank check company, the objective of which is to acquire one or more vessels or an operating business in the dry bulk sector of the shipping industry.

All activity from January 1, 2005, through June 30, 2005, relates to ISE’s search for a business combination and the negotiation of the acquisition of Navios Maritime Holdings Inc. described below. The Company has selected December 31 as its fiscal year-end.

The registration statement for ISE’s initial public offering (‘‘Offering’’) was declared effective December 10, 2004. ISE consummated the Offering on December 16, 2004, and received net proceeds of approximately $182,621,000 (Note 2). ISE’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) one or more vessels or an operating business in the dry bulk sector of the shipping industry (‘‘Business Combination’’). Furthermore, there is no assurance that ISE will be able to successfully effect a Business Combination. An amount of $180,576,000 of the net proceeds were placed in an interest-bearing trust account (‘‘Trust Account’’) until the earlier of (i) the consummation of a Business Combination or (ii) the liquidation of ISE. Under the agreement governing the Trust Account, funds will only be invested in United States government securities (Treasury Bills) with a maturity of 180 days or less. (Note 3) The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal, and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

ISE, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of ISE’s stockholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Stockholders’’), have agreed to vote their 7,125,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (‘‘Public Stockholders’’) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who votes against the Business Combination may demand that ISE convert his shares. The per share conversion price will equal to the amount in the Trust Account calculated as of two business days prior to the proposed consummation of the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (19.99% of the amount held in the Trust Account) has been classified as common stock subject to possible conversion and 19.99% of the interest earned on the amount held in the Trust Account has been recorded as deferred interest in the accompanying June 30, 2005 balance sheet.

ISE’s Certificate of Incorporation provides for mandatory liquidation of ISE in the event that the Company does not consummate a Business Combination within 12 months from the date of the consummation of the Offering, or 18 months from the consummation of the Offering if certain extension criteria have been satisfied. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering due to costs related to the Offering and since no value would be attributed to the Warrants contained in the Units sold (Note 2).

In connection with a proposed acquisition (Note 4), ISE has deferred $3,448,500 relating to bank commitment fees and $1,246,983 of costs relating to professional fees for legal, due diligence and accounting services.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2.    Initial Public Offering

On December 16, 2004, ISE sold 32,775,000 units (‘‘Units’’) in the Offering, which included all of the 4,275,000 Units subject to the underwriters’ over-allotment option. Each Unit consists of one share of ISE’s common stock, $.0001 par value, and two Redeemable Common Stock Purchase Warrants (‘‘Warrants’’). Each Warrant entitles the holder to purchase from ISE one share of common stock at an exercise price of $5.00 commencing the later of the completion of a Business Combination with a target business or one year from the effective date of the Offering and expiring four years from the date of the prospectus. The Warrants will be redeemable, upon prior written consent of ISE’s underwriter in the Offering, Sunrise Securities Corp., at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given and only if the weekly trading volume of ISE’s common stock has been at least 800,000 shares for each of the two calendar weeks prior to the date on which notice of redemption is given.

At June 30, 2005, 65,550,000 shares of common stock were reserved for issuance upon exercise of Warrants.

3.    Investments Held in Trust Account

At June 30, 2005, the investments held in the Trust Account consist principally of short-term Treasury Bills which are treated as trading securities and recorded at their market value. The excess of market value over cost, exclusive of 19.99% of the interest which has been recorded as deferred interest as described above, is included in interest income on the accompanying income statement.

4.    Acquisition of Navios Maritime Holdings Inc.

On February 28, 2005, ISE entered into a Stock Purchase Agreement (the ‘‘Purchase Agreement’’) with Navios Maritime Holdings Inc., a Marshall Islands corporation (‘‘Navios’’), and all of the shareholders of Navios in connection with ISE’s acquisition of all of the outstanding capital of Navios. At the closing, the Navios shareholders will be paid an aggregate of $607.5 million in cash for all the outstanding capital stock of Navios, subject to adjustments and certain holdbacks. The purchase price will be partially funded through a secured credit facility with HSH Nordbank AG.

Simultaneously with the signing of the Purchase Agreement, ISE deposited $3,000,000 with an escrow agent as a deposit to be applied against the purchase price at closing. On July 15, 2005, ISE deposited an additional $3,000,000 in conjunction with the extension of closing date to August 31, 2005, in accordance with the terms and conditions of the Purchase Agreement. In the event that the closing does not occur, any and all deposits will be returned to ISE, except in those cases where the closing has not occurred due to ISE’s breach of one of its representation, warranty, covenant or agreement in the Purchase Agreement. In connection with the deposit and other costs and expenses associated with the transaction, an Initial Stockholder has agreed to loan the necessary funds to ISE (Note 5).

The transaction is expected to be consummated upon receipt of the required approval by ISE’s stockholders. The special meeting of ISE’s stockholders is currently scheduled for August 23, 2005.

5.    Note Payable, Stockholder

ISE issued a $4,022,037 unsecured promissory note to an Initial Stockholder, who is also an officer, on April 18, 2005. The amount of $5,022,037, including additional advances of $1,000,000, is due to the

Initial Stockholder as of June 30, 2005. The amount due to the Initial Stockholder is non interest-bearing and is payable on demand at any time on or after the closing date of the acquisition of Navios.

6.    Commitment

ISE presently has certain office and secretarial services made available to it by unaffiliated third parties, as may be required by ISE from time to time. Under its agreement with its underwriters, ISE is permitted to pay up to an aggregate of $5,500 per month for office space and all such services on an ongoing basis. The statement of operations for the period ended June 30, 2005 includes approximately $9,672 related to this agreement.

MANAGEMENT

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	40	Chairman of the Board and Chief Executive Officer
Robert G. Shaw	50	President and Director
Michael E. McClure	58	Chief Financial Officer
Vasiliki Papaefthymiou	36	Secretary and Director
Ted C. Petrone*	50	Senior Vice President — Trading
Shunji Sasada*	47	Senior Vice President — Fleet Development
Spyridon Magoulas	51	Director
John Stratakis	40	Director
Rex Harrington	72	Director
Allan Shaw	41	Director

*	Significant employee

Angeliki Frangou has been Navios’s Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou has also been a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, since April 2004. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas. Ms. Frangou received a bachelors degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a masters degree in mechanical engineering from Columbia University.

Robert G. Shaw has been the President of Navios since August 25, 2005 and was appointed as a director on October 25, 2005. Prior to that date, Mr. Shaw was the Executive Vice President and General Counsel and a director of Navios since January 2001. Prior to joining Navios, Mr. Shaw practiced maritime and corporate law as an associate, and later as a partner, at the law firm of Healy & Baillie, LLP in New York City. Mr. Shaw is the US representative member of the Documentary Committee of the Baltic and International Council that develops standard industry terms for dry bulk charter parties and bills of lading. He is also a former President of the Hellenic American Chamber of Commerce. Mr. Shaw received his degree from Oxford University in 1977.

Michael E. McClure has been Chief Financial Officer of Navios since October 1, 2005. Prior to that date, Mr. McClure was Vice President — Research & Risk Management of Navios since March 2004. Mr. McClure joined Navios in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios’s owned port facility in Uruguay and its commercial lead in Venezuela and Columbia. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from Marquette University, Milwaukee, Wisconsin, with a Masters in Business Administration.

Vasiliki Papaefthymiou has been Navios’s secretary and a member of its board of directors since August 25, 2005, the date of the acquisition of Navios by International Shipping Enterprises, Inc. Prior to the acquisition, Ms. Papaefthymiou was the secretary and a director of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises since October 2001, where she has advised that company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received an undergraduate degree from the Law School of the University of Athens and a masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is also admitted to practice before the Bar in Piraeus, Greece.

Ted C. Petrone has been Senior Vice President — Trading of Navios since October 1, 2005. Mr. Petrone joined Navios in 1980 at the entry-level position of assistant vessel operator and has steadily risen through the ranks to his current position of Vice President of Navios. Mr. Petrone sailed as a third mate aboard US Navy (Military Sealift Command) tankers for one year before coming ashore to take operational positions in both Stolt-Nielsen and Maritime Overseas Group over a three-year period. Mr. Petrone graduated in 1977 from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation.

Shunji Sasada has been Senior Vice President — Fleet Development of Navios since October 1, 2005. Mr. Sasada joined Navios in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in Business.

Spyridon Magoulas has been a member of Navios’s board of directors since August 25, 2005, the date Navios was acquired by ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm in the dry cargo vessel business based in Piraeus, Greece, and has served as the managing director of that company since its formation in 1994. From 1982 to 1993, Mr. Magoulas was a chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served in the same positions at Orion and Global Chartering Inc. in New York. Mr. Magoulas also is a member of the Association of Ship Brokers and Agents in the United States. Mr. Magoulas received a bachelors degree in economics (honors) from the City University of New York, New York, a masters degree in transportation management from the Maritime College in New York and a masters degree in political economy the New School for Social Research in New York, New York.

John Stratakis has been a member of Navios’s board of directors since August 25, 2005, the date Navios was acquired by ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis, Gonzalez & Weichert, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the Treasurer of the Hellenic-American Chamber of Commerce in New York since 2000. Mr. Stratakis received a bachelor of arts (summa cum laude) from Trinity College and a juris doctor degree from Washington College of Law-American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York.

Rex Harrington has been a member of Navios's board of directors since October 25, 2005. From 1957 to 1969 Mr. Harrington was the director of shipping at The Royal Bank of Scotland where he had responsibility for its extensive shipping portfolio. He currently sits on the board of General Maritime Corporation (NYSE: GMR) and A/S Dampskibsselskabet TORM (NASDAQ: TRMD). He is also an advisor to the Liberian Ship and Corporate Registry, a Deputy Chairman of the International Maritime Industries Forum and a member of InterCargo advisory panel, the General Committee of Lloyds Register of Shipping, the Steering Committee of the London Shipping Law Center, The Baltic Exchange, the Worshipful Company of Shipwrights – Liveryman. He was previously a director with Lloyds Register of Shipping, Clarksons plc, an international shipbroker, and the International Chamber of Commerce. Mr. Harrington received a B.A. and M.A. degree in economics from Oxford University in 1955.

Allan Shaw has been a member of Navios's board of directors since October 25, 2005. Mr. Shaw has almost 20 years of financial management experience, having most recently worked as Chief Financial Officer and Executive Management Board Member at Serono International S.A., from

November 2002 to April 2004. Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the Board of Directors and Chief Financial Officer. During his employment, Viatel filed for Chapter 11 protection under the bankruptcy laws of the United States in 2001. He was also a managing director with Deloitte & Touche. Mr. Shaw received a bachelor of science degree from the State University of New York, Oswego in 1986.

Board Practices

The board of directors of Navios is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Stratakis, Rex Harrington and Allan Shaw will expire at the annual meeting of stockholders to be held in 2005. The term of office of the second class of directors, consisting of Robert Shaw and Spyridon Magoulas, will expire at the annual meeting to be held in 2006. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire at the annual meeting to be held in 2007.

Nominating and Governance, Audit and Compensation Committees

Nominating and Governance Committee.     Navios's Nominating and Governance Committee consists of three independent directors, Spyridon Magoulas, John Stratakis and Rex Harrington.

Audit Committee    Navios's Audit Committee consists of three independent directors, Spyridon Magoulas, Rex Harrington and Allan Shaw. Mr. Shaw is considered an "audit committee financial expert."

Compensation Committee    Navios does not currently have a Compensation Committee. Any compensation decisions with respect to officers and directors will be made by a majority of the independent members of the full board of directors.

Code of Ethics

Navios has adopted a code of ethics applicable to officers, directors and employees of Navios that complies with applicable guidelines issued by the SEC. The Navios Code of Corporate Conduct and Ethics is available for review on Navios's website at www. navios.com.

Director Compensation

Navios’s directors do not currently receive any cash compensation for their service as members of the board of directors. It is anticipated that the current and newly elected non-employee directors will receive varying levels of compensation for their services as directors based on their eligibility to be members of Navios’s audit and compensation committees. Navios anticipates determining director compensation in accordance with industry practice and standards.

Executive Compensation

For the fiscal year ended December 31, 2004, Messrs. Shaw and McClure, our current President and Chief Financial Officer, respectively, received the following compensation:

Name	Year	Salary	Bonus
Robert Shaw (President)	2004	$312,500	$343,750
Michael E. McClure (Chief Financial Officer)	2004	$134,771	$202,157

During the 2004 fiscal year, Ms. Frangou was not associated with Navios and only became our Chief Executive Officer upon the acquisition of Navios by ISE. Ms. Frangou was not paid any compensation by ISE prior to its acquisition of Navios. In addition, as Mr. McClure was appointed as the Chief Financial Officer effective October 1, 2005, the compensation for Mr. McClure identified above was for his services provided to Navios as the Vice President — Research & Risk Management.

Navios has no option or long-term compensation plans.

Employment Agreements, Termination Of Employment And Change-In-Control Arrangements

Michael E. McClure has an employment agreement, dated August 25, 2005, and has executed a Non-Competition and Non-Solicitation Agreement, effective August 25, 2005. Mr. McClure is entitled to a base salary equal to 120% of his current base salary for a term of two years and is eligible for an annual cash bonus which, in 2005 is based on profitability of Navios and thereafter in the sole discretion of Navios. Any such bonus will be calculated based on criteria to be established and determined at the time of such grant by the board of directors.

If the agreement is terminated by Navios for cause or by the employee voluntarily, the company shall have no further obligations other than to pay to employee the compensation and benefits, including payment for accrued but untaken vacation days, through the last day of his actual employment. If the agreement is terminated by Navios upon the employee’s death or disability, the company shall pay to employee’s estate or to employee, as the case may be, compensation which would otherwise be payable to him for a period of thirty (30) days from the date such termination occurs and payment for any accrued but untaken vacation days, through the last day of employment. Employee or his estate shall also be eligible to receive any benefits which he or it are entitled to receive under the various company fringe benefit plans for the twelve months following employee’s death or disability. If the agreement is terminated by the company for reasons other than cause or by employee voluntarily or for death or disability, then the employee is entitled to:

•	the greater of an amount equal to his base salary for six months or the salary due for the remainder of the agreement term;

•	payment for accrued but untaken vacation days; and

•	continued contributions toward employee’s health care, dental, disability and life insurance benefits for a period of six months from the last day of employee’s employment or for the remainder of time left in the agreement term, whichever is greater (unless employee is actually covered by an equivalent benefit, at the same cost to employee, if any, from another employer during such period).

Cause means:

•	a finding by the company that employee has engaged in dishonesty, gross negligence or gross misconduct that is injurious to the company;

•	employee’s conviction or entry of nolo contendere to any felony or crime involving moral turpitude, fraud or embezzlement of company property;

•	the employee’s material breach of the employment agreement, which, if curable, has not been cured by employee within 14 days after he shall have received written notice from the company stating with reasonable specificity the nature of such breach; or

•	the employee’s material breach of any of the terms of the Non-Competition Agreement and Non-Solicitation Agreement.

Other than as described above, there are no employment agreements, or termination or change of control arrangements with our current executive officers and directors.

Share	Ownership of Executive Officers, Directors and Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios as of November 1, 2005, by:

•	each person known by Navios to be the beneficial owner of more than 5% of its outstanding shares of common stock based solely upon the amounts and percentages as are contained in the public filings of such persons; and

•	each of Navios’s executive officers and directors.

Unless otherwise indicated, Navios believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock
Angeliki Frangou(2)	11,812,522		29.6%
Robert Shaw	0		0
Michael E. McClure	0		0
Vasiliki Papaefthymiou	352,059		.088%
Spyridon Magoulas	25,147		.0006%
John Stratakis	16,765		.0004%
Rex Harrington	0		0
Allan Shaw	0		0
North Sound Capital LLC(3)	2,700,000		6.76%
FMR Corp.(4)	3,000,000		7.51%
DKR Capital Partners LP(5)	2,298,000	(5)	5.76%
Satellite Fund Management LLC(6)	2,020,519		5.06%
Jonathan Savitz(7)	2,114,800		5.00%

(1)	Unless otherwise indicated, the business address of each of the individuals is 67 Notara Street, Piraeus Greece 185 35.

(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million shares of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou referred to above.

(3)	The ultimate managing member of North Sound Capital LLC (‘‘North Sound’’) is Thomas McAuley. North Sound may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the ‘‘Funds’’), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, North Sound has voting and investment control with respect to the shares of common stock held by the Funds. The address of North Sound is 53 Forest Avenue, Suite 202, Old Greenwich, CT 06870.

(4)	The securities may be deemed to be owned by Edward C. Johnson III and Abigail P. Johnson. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(5)	The securities may be deemed to be owned by Danny Saks, Ethan Benovitz and Jaime Hartman. Represents 766,000 units (a unit consists of one share of common stock and two warrants, with each warrant entitling the holder to purchase one share of common stock) that are convertible into 2,298,000 shares of common stock that are beneficially owned by DKR SoundShore Oasis Holding Fund Ltd. and DKR SoundShore Strategic Holding Fund Ltd. DKR Oasis Management Company LP (‘‘DKROMC’’) acts as the investment adviser to DKR SoundShore Oasis Holding Fund Ltd. DKR Capital Partners LP., a registered investment adviser, is the managing General Partner to DKROMC and the investment adviser to DKR SoundShore Strategic Holding Fund Ltd. The address of DKR Capital Partners LP is 1281 East Main Street, Stamford, Connecticut 06902.

(6)	Satellite Fund Management LLC is the general partner of Satellite Asset Management, L.P. which has discretionary investment trading authority over 1,547,316 of the shares (which are held by various funds) and the remaining 473,203 shares are controlled by Satellite Advisors, L.L.C. These entities, Satellite Fund Management LLC and Satellite Advisors, L.L.C., share the same four members that make investment decisions with respect to the shares listed, and investment decisions made by such members, when necessary, are made through approval of a majority of such members. The address of the entities identified is 623 Fifth Ave., 19th Floor, New York, NY 10022.

(7)	Represents 2,114,800 shares of common stock underlying through ownership of warrants. Mr. Savitz may be deemed to be the beneficial owner of the securities listed as (i) the senior managing member of the general partner of Greywolf Capital Partners II, LP, which beneficially owns 890,682 of the shares and (ii) the sole managing member of the investment manager of Greywolf Capital Overseas Fund, which beneficially owns 1,224,118 of the shares. The address of Greywolf Capital Partners II, LP is 4 Manhattanville Road, Suite 201, Purchase, NY 10577 and the address of Greywolf Capital Overseas Fund is 6 Front Street, Hamilton, HM11 Bermuda.

Substantially all of the shares of common stock owned by the executive officers and directors of Navios identified above are held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, and shall remain in escrow until the earliest of:

•	December 10, 2007;

•	ISE’s liquidation; or

•	the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of Navios’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

During the escrow period, the holders of these escrowed shares will not be able to sell or transfer their securities, except to their spouses and children or trusts established for their benefit, but will retain all other rights as Navios stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In September 2004, ISE, our legal predecessor, issued 4,250,000 shares of ISE common stock, which, by virtue of the acquisition of Navios by ISE and reincorporation through the merger of ISE with and into Navios, became Navios common stock, to the individuals set forth below for $25,000 in cash, at an average purchase price of approximately $0.006 per share, as follows:

Name	Number of Shares	Relationship to Navios
Angeliki Frangou	4,000,000	Chairman of the Board and Chief Executive Officer
Vasiliki Papaefthymiou	210,000	Secretary and Director
Spyridon Magoulas	15,000	Director
Julian David Brynteson	15,000	Former Director
John Stratakis	10,000	Director

On November 29, 2004, ISE’s board of directors authorized a stock dividend of approximately 0.676 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to approximately $0.004 per share.

The holders of the majority of these shares will be entitled to make up to two demands that Navios register these shares pursuant to a registration rights agreement previously entered into. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, which, except in limited circumstances, is not before December 2007. In addition, these stockholders have certain ‘‘piggy-back’’ registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Navios will bear the expenses incurred in connection with the filing of any such registration statements.

As of December 16, 2004, Ms. Frangou had advanced a total of approximately $350,000 to ISE, on a non-interest bearing basis, for payment of offering expenses on ISE’s behalf. These loans were paid without interest on December 21, 2004. In addition, Ms. Frangou agreed to loan ISE funds to cover its transaction expenses, including bank commitment fees and deposits, in connection with the acquisition of Navios that exceed the amount of funds held outside of ISE’s trust, which loan in the aggregate amount of approximately $8.6 million was repaid, without interest, at the closing of the acquisition of Navios.

Navios owns 50% of the common stock of Acropolis Chartering and Shipping Inc., or Acropolis. Navios also uses Acropolis as a broker and paid commissions to Acropolis during the years ended December 31, 2004 and 2003 of $877,000, and $597,000, respectively. During the years ended December 31, 2004 and 2003, Navios received dividends of $699,000 and $78,000, respectively. As of December 31, 2004, $147,000 was due to Acropolis. During 2005, Navios received dividends totaling $972,378.

During 2003 and 2002, prior to Navios becoming a public company, Navios used Levant Maritime Company Ltd., or Levant, as an agent. Agency fees paid to Levant amounted to $1,003,000 and $846,000 respectively. Levant was managed by a former director and shareholder of Navios, and Navios ceased using Levant’s services as of December 31, 2003.

In November 2002, prior to Navios becoming a public company, a predecessor company to Navios issued a promissory note for $367,000 to Kastella Trading, Inc., or Kastella, a Marshall Islands Corporation. Interest accrued at 4.6% per year and was payable at the note’s due date. Kastella was wholly-owned by one of the predecessor company’s executives. This loan was repaid in full in 2004.

In August 2004, prior to Navios becoming a public company, Navios advanced to one of its shareholders and executive officers the amount of $50,000. The loan was repaid in full during the year. No interest was calculated for the duration of this loan.

All ongoing and future transactions between Navios and any of its officers and directors or their respective affiliates, including loans by Navios’s officers and directors, if any, will be on terms believed by Navios to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance by a majority of Navios’s uninterested ‘‘independent’’ directors or the members of Navios’s board who do not have an interest in the transaction, in either case who had access, at Navios’s expense, to its attorneys or independent legal counsel.

DESCRIPTION OF SECURITIES

Set forth below is a summary of certain in formation relating to our securities and of certain provisions of our Articles of Incorporation and the laws of the Marshall Islands law. This summary does not purport to be complete. It is qualified in its entirety by reference to the Articles of Incorporation and the laws of the Marshall Islands in effect at the date of this prospectus.

General

On August 25, 2005, ISE, a publicly traded shell company, acquired Navios, a then privately held company, which caused Navios to become a wholly-owned subsidiary of a publicly traded company. Immediately following the acquisition, ISE reincorporated from the State of Delaware to the Republic of Marshall Islands by merging with and into Navios, its wholly owned subsidiary, and as a result of such merger, Navios became a publicly traded operating entity. As a result of the acquisition and reincorporation, and in accordance with its Third Amended and restated Articles of Incorporation, dated August 25, 2005, Navios is authorized to issue 120,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001. As of October 31, 2005, 39,900,000 shares of common stock are outstanding, held by eight record holders. No shares of preferred stock are currently outstanding.

Units

Each unit is publicly traded and consists of one share of common stock and two warrants, which warrants started trading separately as of the opening of trading on January 5, 2005. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share.

Common stock

Navios’s common stock is publicly traded and stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Navios’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Navios’s stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Holders of 7,125,000 shares of common stock are entitled to registration rights. The holders of the majority of these shares are entitled to make up to two demands that Navios register the resale of these shares. The holders of the majority of these shares can elect to exercise these registration rights at any time after December 10, 2007. In addition, these stockholders have certain ‘‘piggy-back’’ registration rights on registration statements filed subsequent to December 10, 2007. Navios will bear the expenses incurred in connection with the filing of any such registration statements.

Preferred stock

Navios’s certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by Navios’s board of directors. Accordingly, Navios’s board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although the underwriting agreement prohibits Navios, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust fund, or which votes as a class with the common stock on a business combination. Navios may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of Navios. Although Navios does not currently intend to issue any shares of preferred stock, Navios cannot assure you that it will not do so in the future.

Warrants

Navios currently has warrants outstanding to purchase 65,550,000 shares of Navios common stock. Each warrant entitles the registered holder to purchase one share of Navios’s common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on December 10, 2005.

The warrants will expire on December 9, 2008, at 5:00 p.m., New York City time. Navios may call the warrants for redemption, with Sunrise Securities Corp.’s prior consent, in whole and not in part, at a price of $.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders and the weekly trading volume of Navios’s common stock has been at least 800,000 shares for each of the two calendar weeks prior to the notice of redemption.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Navios.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Navios’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Navios, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Navios will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Transfer Agent and Warrant Agent

The transfer agent for Navios’s securities and warrant agent for Navios’s warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder ‘‘rights’’ plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
• Held at a time and place as designated in the by-laws	• May be held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors
• May be held within or without the Marshall Islands	• May be held within or without Delaware
• Notice:	• Notice:
• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting	• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting
Shareholder's Voting Rights
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Shareholders may act by written consent to elect directors
• Any person authorized to vote may authorize another person or persons to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy
• Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	• For non-stock companies, certificate of incorporation or by-laws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum
• No provision for cumulative voting	• For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
• The certificate of incorporation may provide for cumulative voting

Directors
• Board must consist of at least one member	• Board must consist of at least one member
• Number of members can be changed by an amendment to the by-laws, by the shareholders, or by action of the board	• Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)
Dissenter's Rights of Appraisal
• Shareholder's have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	• Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
• A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholder's Derivative Actions
• An action may be brought in the right of a corporation to procure a judgement in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	• In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
• Attorney's fees may be awarded if the action is successful
• Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

PLAN OF DISTRIBUTION

The shares of Common Stock underlying the publicly traded warrants are being offered directly by the Company, without an underwriter, and the holders of such publicly traded warrants may purchase the shares of Common Stock directly from the Company, by exercising the publicly traded warrants in accordance with the exercise provisions, and pursuant to the terms of the publicly traded warrants, as described in "Description of Securities."

TAXATION

Marshall Islands Tax Considerations

Navios is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Federal Income Tax Consequences

General

The following discussion addresses certain United States federal income tax aspects of our business and to the holders of our securities. It does not address other tax aspects (including issues arising under state, local and foreign tax laws other than the Marshall Islands), nor does it attempt to address the specific circumstances of any particular stockholder of Navios.

United States Federal Income Tax Considerations

United States Tax Consequences

Taxation of Operating Income: In General

Navios is incorporated under the laws of the Marshall Islands. Accordingly, it will be taxed as a foreign corporation by the United States. If Navios were taxed as a domestic corporation, it could be subject to substantially greater United States income tax than contemplated below.

In general, a foreign corporation is subject to United States tax on income that is treated as derived from US source income or that is effectively connected income. Based on its current plans, however, Navios expects that its income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under Section 883 of the Code, and that it will have no effectively connected income. Accordingly, Navios does not expect to be subject to federal income tax on any of its income.

If Navios is taxed as a foreign corporation and the benefits of Code Section 883 are unavailable, Navios’s United States source shipping income that is not effectively connected income would be subject to a four percent (4%) tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Navios believes that no more than fifty percent (50%) of NAvios’s shipping income would be treated as United States source shipping income because, under Navios’s current business plan, its shipping income will be attributable to transportation which does not both begin and end in the United States. Thus, the maximum effective rate of United States federal income tax on Navios’s shipping income would never exceed two percent (2%) under the four percent (4%) gross basis tax regime.

To the extent the benefits of Code Section 883 exemption are unavailable and Navios’s international shipping income is considered to be effectively connected income, such income, net of applicable deductions, would be subject to the United States federal corporate income tax. United States corporate income tax would also apply to any other effectively connected income of Navios, and to Navios’s worldwide income if it were taxed as a domestic corporation. This could result in the imposition of a tax of up to 35% on Navios’s income, except to the extent that Navios were able to take advantage of more favorable rates that may be imposed on shipping income of domestic corporations or foreign corporations. In addition, as a foreign corporation, Navios could potentially be subject to the thirty percent (30%) branch profits on effectively connected income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business. Since Navios does not intend to have any vessel sailing to or from the United States on a regularly scheduled basis, Navios believes that none of its international shipping income will be effectively connected income.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Navios qualifies for exemption under Code Section 883, it will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States as defined under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected than any sale of a vessel by Navios will be considered to occur outside of the United States.

United States Federal Income Taxation of US Holders

As used herein, the term ‘‘US Holder’’ means a beneficial owner of common stock that

•	is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns Navios common stock as a capital asset; and

•	owns less than ten percent (10%) of Navios’s common stock for United States federal income tax purposes.

If a partnership holds Navios common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding Navios common stock, you should consult your tax advisor.

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by Navios with respect to Navios common stock to a US Holder will generally constitute dividends to the extent of Navios’s current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the US Holder’s gross income. Distributions in excess of such earnings and profits will first be treated as a nontaxable return of capital to the extent of the US Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios is not a United States corporation, US Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions it receives from Navios. Dividends paid with respect to Navios’s common stock will generally be treated as ‘‘passive income’’ for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on Navios common stock to a US Holder who is an individual, trust or estate, a US Non-Corporate Holder, will, under current law, generally be treated as ‘‘qualified dividend income’’ that is taxable to such US Non-Corporate Holder at preferential tax rates (through 2008), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Over-The-Counter Bulletin Board); (2) Navios is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios does not believe it is or will be); (3) the US Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (4) the US Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any ‘‘extraordinary dividend’’ — generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock — paid by Navios. If Navios pays an ‘‘extraordinary dividend’’ on its common stock that is treated as ‘‘qualified dividend income,’’ then any loss derived by a US Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. On June 30, 2005, Senators Baucus, Jeffords and Kerry introduced a bill in the United States Senate which, if enacted into law, could result in the failure of dividends paid by Navios to qualify for treatment as qualified dividend income if it were determined that the Republic of the Marshall Islands does not have a ‘‘Comprehensive Tax System’’ within the meaning of the bill.

There is no assurance that any dividends paid on Navios common stock will be eligible for these preferential rates in the hands of a US Non-Corporate Holder, although Navios believes that they will be so eligible. Any dividends out of earnings and profits Navios pays which are not eligible for these preferential rates will be taxed as ordinary income to a US Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock

Assuming Navios does not constitute a passive foreign investment company for any taxable year, a US Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Navios common stock in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of US Non-Corporate Holders are eligible for reduced rates of taxation. A US Holder’s ability to deduct capital losses is subject to certain limitations. See, ‘‘United States Federal Income Tax Considerations — United States Tax Consequences’’ above, for a discussion of certain tax basis and holding period issues related to Navios common stock.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a US Holder that holds stock in a foreign corporation classified as a ‘‘passive foreign investment company’’ for United States federal income tax purposes. A foreign corporation will be a foreign passive investment company if 75% or more of its gross income for a taxable year is treated as passive income, or if the average percentage of assets held by such corporation during a taxable year which produce or are held to produce passive income is at least 50%. A US Holder of stock in a passive foreign investment company can be subject to current taxation on undistributed income of such company or to other adverse tax results if it does not elect to be subject to such current taxation.

Navios believes that it will not be a passive foreign investment company because it believes that its shipping income will be active services income and most of its assets will be held for the production of active services income.

Since there is no legal authority directly on point, however, the IRS or a court could disagree with Navios’s position and treat its shipping income and/or shipping assets as passive income or as producing or held to produce passive income. In addition, although Navios intends to conduct its affairs in a manner that would avoid Navios being classified as a passive foreign investment company with respect to any taxable year, it cannot ensure that the nature of its operations will not change in the future.

United States Federal Income Taxation of Non-US Holders

A beneficial owner of common stock (other than a partnership) that is not a US Holder is referred to herein as a Non-US Holder.

Dividends on Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios common stock, unless that income is effectively connected with the Non- US Holder’s conduct of a trade or business in the United States. If the Non-US Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-US Holder in the United States. In the event that Navios becomes taxed as a United States corporation under newly enacted provisions of the Code, dividends received by Non-US Holders could be subject to United States withholding tax. See discussion above under ‘‘United States Tax Consequences — Taxation of Operating Income: In General.’’

Sale, Exchange or other Disposition of Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios’s common stock, unless:

•	the gain is effectively connected with the Non-US Holder’s conduct of a trade or business in the United States (and, if the Non-US Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-US Holder in the United States); or

•	the Non-US Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-US Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of US Holders. In addition, if the shareholder is a corporate Non-US Holder, the shareholder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of thirty percent (30%), or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate US Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate US Holder and:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder’s federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-US Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-81MY, as applicable.

If the shareholder is a Non-US Holder and sells the shareholder’s common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that the shareholder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the shareholder sells common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to the shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the shareholder outside the United States, if the shareholder sells common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.

The conclusions expressed above are based on current United States tax law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.

The discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code. Such taxpayers include non-US persons, insurance companies, tax-exempt entities, dealers in securities, banks and persons who acquired their shares of capital stock pursuant to the exercise of employee options or otherwise as compensation.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS, AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED ABOVE, EACH NAVIOS STOCKHOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFERING AND THE EXERCISE OF THE PUBLICLY TRADED WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-US TAX LAWS, AS WELL AS FEDERAL TAX LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES AND
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands. A majority of the directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of the assets and the assets of the directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon Navios or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Navios or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have obtained directors' and officers' liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

LEGAL MATTERS

          The validity of the common stock underlying the publicly traded warrants offered in this offering and certain other matters in connection with this offering relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Mintz Levin Cohn Ferris Glovsky and Popeo PC, New York, New York.

EXPERTS

The consolidated financial statements of Navios Maritime Holdings Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The discussions contained under the sections of this prospectus entitled ‘‘The International Dry Bulk Shipping Industry’’ have been reviewed by Drewry Shipping Consultants, Ltd., which has confirmed to Navios that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information Navios uses in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed a registration statement on Form F-1, including the exhibits and schedules thereto, with the Securities and Exchange Commission, or SEC, under the Securities Act, and the rules and regulations thereunder, for the registration of the common stock that are being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

          We are subject to the informational requirements of the Securities Exchange Act, applicable to foreign private issuers. We, as a ‘‘foreign private issuer,’’ are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 60 days after the end of such quarter.

          You may read and copy any document we file or furnish with the SEC at reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

          Documents may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED FINANCIAL STATEMENTS
IN U.S. DOLLARS

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY*]
CONSOLIDATED BALANCE SHEETS
June 30, 2005 (unaudited) and December 31, 2004
(in thousands of US Dollars)

		June 30, 2005	December 31, 2004
	Notes	(UNAUDITED)	(UNAUDITED)
Assets
Current Assets:
Cash and cash equivalents	3	$93,064	$46,758
Restricted cash		2,917	3,513
Accounts receivable – net of allowance for doubtful accounts of $1,411 as at June 30, 2005 and $2,291 as at December 31, 2004		19,417	15,200
Short term derivative assets	4	58,922	109,310
Prepaid voyage costs		8,002	11,120
Prepaid expenses and other current assets		2,706	2,043
Total current assets		185,028	187,944

Vessels, net		114,046	116,231
Other fixed assets, net		21,732	21,968
Fixed assets under construction		5,118	2,794
Long term derivative assets	4	4,111	708
Deferred financing costs, net		398	425
Deferred dry dock and special survey costs, net		311	435
Investment in affiliates		714	557
Trade name		1,960	2,004
Goodwill		226	226
Total noncurrent assets		148,616	145,348
Total Assets		$333,644	$333,292

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable		$11,635	$14,883
Accrued expenses		4,993	7,117
Deferred voyage revenue		11,581	15,135
Short term derivative liability	4	36,787	65,392
Current portion of long term debt	5	50,006	1,000
Total current liabilities		115,002	103,527

Long term liabilities		2,818	3,024
Long term derivative liability	4	3,762	2,444
Long term debt, net of current portion	5	0	49,506
Total noncurrent liabilities		6,580	54,974
Total liabilities		121,582	158,501
Commitments and Contingencies	7	—	—
Shareholders' Equity:
Common Stock, $0.10 par value – authorized, issued and outstanding, 874,584 shares		87	87
Additional Paid-in Capital		60,570	60,570
Legal Reserve (Restricted)		452	289
Retained earnings		150,953	113,845
Total shareholders' equity		212,062	174,791
Total Liabilities and Shareholders' Equity		$333,644	$333,292

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY*]
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2005 and 2004
(in thousands of US Dollars)

		For the Three Months		For the Six Months
		Ended June 30,		Ended June 30,
		2005	2004	2005	2004
	Notes	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED

Revenue		$65,960	$71,902	$127,326	$138,063
Gain (loss) on Forward Freight Agreements	4	3,768	5,059	(799)	38,642
Time charter, voyage, and port terminal expense		(38,463)	(43,994)	(75,933)	(93,317)
Direct vessel expense		(2,245)	(2,084)	(4,354)	(4,255)
General and administrative expense		(3,104)	(3,239)	(6,748)	(6,380)
Depreciation and amortization		(1,493)	(1,476)	(2,982)	(2,935)
Interest income		559	127	861	200
Interest expense		(515)	(826)	(990)	(1,640)
Other income		(125)	350	845	367
Other expense		(372)	836	(595)	(496)
Income before Equity in net Earnings of Affiliate Companies		23,970	26,655	36,631	68,249
Equity in net Earnings of Affiliate Companies		337	165	640	347
Net income		$24,307	$26,820	$37,271	$68,596

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY*]
CONSOLIDATED STATEMENTS OF CASH FLOW
For the six months ended June 30, 2005 and 2004
(in thousands of US Dollars)

		For the Six Months Ended June 30,
		2005	2004
	Notes	UNAUDITED	UNAUDITED
Operating Activities:
Net income		$37,271	$68,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		2,982	2,935
Amortization of deferred financing costs		27	82
Amortization of deferred drydock costs		124	125
Provision for losses on accounts receivable		(880)	(203)
Unrealized loss on FFA derivatives	4	25,019	648
Unrealized loss on foreign exchange contracts	4	401	167
Unrealized gain on interest rate swaps	4	(111)	(351)
Earnings in affiliates, net of dividends received		(157)	72
Changes in operating assets and liabilities:
Decrease in restricted cash		596	40
(Increase) decrease in accounts receivable		(3,337)	637
Decrease in prepaid voyage costs		3,118	1,371
(Increase) decrease in prepaid expenses and other assets		(663)	555
Decrease in accounts payable		(3,248)	(5,183)
(Decrease) increase in accrued expenses		(2,124)	697
Decrease in deferred voyage revenue		(3,554)	(895)
Decrease in long term liabilities		(206)	(665)
Decrease in derivative accounts	4	(5,611)	(1,114)
Net cash provided by operating activities		49,647	67,514
Investing Activities:
Purchase of property and equipment		(2,841)	(1,519)
Net cash used in investing activities		(2,841)	(1,519)
Financing Activities:
Principal payments on long term debt		(500)	(3,380)
Acquisition of common stock		—	(9,000)
Redemption of preferred stock		—	(15,189)
Net cash used in financing activities		(500)	(27,569)
Increase in cash and cash equivalents		46,306	38,427
Cash and cash equivalents, beginning of the period		46,758	26,450
Cash and cash equivalents, end of period		$93,064	$64,877

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest		$1,922	$2,745

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY*]
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (unaudited)
For the six months ended June 30, 2005
(in thousands of US Dollars, except number of Common Shares)

	Number of Common Shares	Common Stock	Additional Paid-In Capital	Loan to Shareholders	Legal Reserve (Restricted	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2005	874,584	$87	$60,570	$—	$289	$113,845	$174,791
Net income	—	—	—	—	—	37,271	37,271
Movement in legal reserve	—	—	—	—	163	(163)	—
Balance, June 30, 2005	874,584	$87	$60,570	$—	$452	$150,953	$212,062

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in thousands of US Dollars)

NOTE 1:    DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003 Nautilus Maritime Holdings, Inc. changed its name to Navios Maritime Holdings Inc. Navios Maritime Holdings Inc. and its wholly owned subsidiaries are collectively referred to as the (‘‘Company’’). The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and forward freight agreements (‘‘FFAs’’) and (ii) ownership and operation of port and transfer station terminals.

The Company operates a fleet of owned ultra handymax vessels and a fleet of time chartered panamax and ultra handymax vessels that are employed to provide worldwide transportation of bulk commodities.

The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices, foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company's reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totalling 205,000 tons. During the three months ended June 30, 2005 and 2004, shipments totalled 710,400 and 629,900 tons, respectively, and during the six months ended June 30, 2005 and 2004, shipments totalled 1,044,200 and 1,075,100 tons, respectively.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:    The interim consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows for the periods presented. These adjustments consist of normal, recurring items. The results of operations for any interim period are not necessarily indicative of results for the full year. The interim consolidated financial statements and notes are presented as permitted by the requirements for interim financial statements and accordingly, they do not include all of the information and disclosures required under generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the Company's consolidated financial statements and notes included elsewhere in this registration statement on Form F-1.

RECENT ACCOUNTING PRONOUNCEMENTS:

In March 2005 the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin 107, ‘‘Share-Based Payments,’’ or SAB 107. The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in thousands of US Dollars)

adoption of SFAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123R. The adoption of this interpretation will not have an effect on the Company’s statement of financial position or results of operations

In March 2005, the FASB issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even through uncertainly exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation will not have an effect on the Company’s statement of financial position or results of operations.

In March 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company does not expect this pronouncement to have a significant impact on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company for the fiscal year beginning on January 1, 2006.

NOTE 3:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2005	December 31, 2004
	(Unaudited)
Cash in hand and at banks	$5,001	$18,647
Short-term deposits and highly liquid funds	88,063	28,111
Total cash and cash equivalents	$93,064	$46,758

NOTE 4:    FINANCIAL INSTRUMENTS

Interest rate risk

For the three months ended June 30, 2005 and 2004, the gain (loss) on interest rate swaps was $(501) and $1,495, respectively, and for the six months ended June 30, 2005 and 2004, the gain on interest rate swaps was $111 and $351, respectively. As of June 30, 2005 and December 31, 2004, the outstanding liability was $2,138 and $3,103, respectively.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in thousands of US Dollars)

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by preferred mortgages over the M/V Navios Apollon and M/V Navios Ionian. The Alpha Bank swap agreement has been guaranteed by the Company.

Foreign Currency Risk

During the three months ended June 30, 2005 and 2004 the Company purchased €0 (2004: €1,000) at an average exchange rate of 0 (2004: 1.184) with a $0 (2004: $1,184) sales value. For the six months ended June 30, 2005 and 2004 the Company purchased €3,000 (2004: €2,000) at an average exchange rate of 1.3076 (2004: 1.2194) with a $3,923 (2004: $2,438) sales value. These contacts mature within twelve months of the balance sheet date for all periods. As of June 30, 2005 and December 31, 2004 the fair value of these contracts were a (loss) gain of $(274) and $126, respectively. The open contracts entered into during 2005 will settle quarterly between September and December 2005. The net gains (loss) from FECs amounted to $(320) and $14 for the three months ended June 30, 2005 and 2004, respectively, and $(525) and $(141) for the six months ended June 30, 2005 and 2004, respectively. The unrealized gain (loss) on forward exchange contracts for the three months ended June 30, 2005 and 2004, was $(204) and $3, respectively, and for the six months ended June 30, 2005 and 2004, was $(401) and $(167), respectively.

Forward Freight Agreements (FFAs)

At June 30, 2005 and December 31, 2004, none of the ‘mark to market’ positions of open dry bulk FFA contracts qualified for hedge accounting treatment. Dry bulk shipping FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations. The net gain from FFAs amounted to $3,768 and $5,059 for the three months ended June 30, 2005 and 2004, respectively, and the net (loss) gain from FFAs amounted to $(799) and $38,642 for the six months ended June 30, 2005 and 2004, respectively. During the three months ended June 30, 2005 and 2004, the changes in the balance sheet accounts related to the net unrealized gain (loss) on FFAs were a decrease of $8,114 and $18,840, respectively and for the six months ended June 30, 2005 and 2004, the changes in the balance sheet accounts related to the net unrealized gain (loss) on FFAs were a decrease of $25,019 and $648, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	June 30, 2005	December 31, 2004
	(Unaudited)
Forward Freight Agreements (FFA)
Short term FFA derivative asset	$56,113	$111,131
Long term FFA derivative asset	4,111	708
Short term FFA derivative liability	(35,466)	(63,981)
Long term FFA derivative liability	(2,671)	(752)
Net fair value on FFA contracts	$22,087	$47,106
NOS FFA portion of fair value at June 30, 2005 and December 31, 2004 respectively, transferred from/(to) NOS derivative account	$2,809	$(1,947)

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in thousands of US Dollars)

The open interest rate swaps after consideration of the fair value is summarized as follows:

	June 30, 2005	December 31, 2004
	(Unaudited)
Interest Rate Swaps
Short term Interest Rate Swap liability	$(1,047)	$(1,411)
Long term Interest Rate Swap liability	(1,091)	(1,692)
Net fair value on Interest Rate Swap contracts	$(2,138)	$(3,103)

The open FECs after consideration of the fair value is summarized as follows:

	June 30, 2005	December 31, 2004
	(Unaudited)
Forward Exchange Contracts (FEC)
Short term FEC derivative (liability) asset	$(274)	$126

Reconciliation of Balances

Total of balances related to derivatives and financial instruments:

	June 30, 2005	December 31, 2004
	(Unaudited)
FFAs	$22,087	$47,106
NOS FFA portion of fair value transferred to NOS derivative account	2,809	(1,947)
Interest Rate Swaps	(2,138)	(3,103)
FECs	(274)	126
	$22,484	$42,182

	June 30, 2005	December 31, 2004
	(Unaudited)
Balance Sheet Values
Total short term derivative asset	$58,922	$109,310
Total long term derivative asset	4,111	708
Total short term derivative liability	(36,787)	(65,392)
Total long term derivative liability	(3,762)	(2,444)
	$22,484	$42,182

NOTE 5:    BORROWINGS

On February 28, 2005, the Company and its shareholders entered into an agreement for the purchase of all of the Company’s common stock by International Shipping Enterprises, Inc. This agreement contained provisions requiring repayment of all of the Company’s borrowings prior to the August 25, 2005 closing date. During June of 2005, the Company entered into negotiations with its lenders and the prospective acquirer regarding the future of these borrowing arrangements. By the end of June, 2005, it was apparent that all of the Company’s outstanding borrowings would have to be repaid prior to the August 25, 2005 closing date. Accordingly, all borrowings are classified as current liabilities on the accompanying balance sheet. (See Note 9: Subsequent Events)

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in thousands of US Dollars)

NOTE 6:    EMPLOYEE BENEFIT PLANS

Components of net periodic benefit cost for the three months ended June 30 are:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Service cost	$1	$1	$—	$—
Interest cost	5	7	10	11
Expected return on plan assets*	—	—	—	—
Amortization of prior service cost	—	—	—	—
Amortization of net actuarial (gain) loss	—	—	—	—
Net periodic benefit cost	$6	$8	$10	$11

*	All of the Company’s plans are unfunded.

Components of net periodic benefit cost for the six months ended June 30 are:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Service cost	$3	$3	$—	$—
Interest cost	9	11	21	20
Expected return on plan assets*	—	—	—	—
Amortization of prior service cost	—	—	—	—
Amortization of net actuarial (gain) loss	—	—	—	—
Net periodic benefit cost	$12	$14	$21	$20

*	All of the Company’s plans are unfunded.

NOTE 7:    COMMITMENTS AND CONTINGENCIES

The Company as of June 30, 2005 had outstanding commitments of approximately $1,400 with Dieste & Montanez S.A. in Uruguay for the construction of a new horizontal silo with ancillary equipment for soybean storage.

The Company as of June 30, 2005 was contingently liable for letters of guarantee and letters of credit amounting to $578 issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash.

The Company has issued guarantees, amounting to US$1,037 at June 30, 2005 to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of 6 months following the last trade date which was June 30, 2005.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings that are deemed by management to be probable, that a liability has been incurred as of June 30 2005, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is insignificant and will not adversely affect the Company’s financial position.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2014.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in thousands of US Dollars)

NOTE 8:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table.

Summarized financial information concerning each of the Company's reportable segments is as follows:

Three months ended June 30, 2005 (Unaudited)

	Vessel Operations	Port Terminal	Total
Revenue	$63,054	$2,906	$65,960
Gain and loss on forward freight agreements	3,768	—	3,768
Interest revenue	558	1	559
Interest expense	(515)	—	(515)
Depreciation and amortization	(1,308)	(185)	(1,493)
Equity in net earnings of affiliate companies	337	—	337
Net income	$22,781	$1,526	$24,307
Total assets	$306,195	$27,449	$333,644
Total expenditure for long-lived assets	77	1,108	1,185
Investment in affiliates	714	—	714

Six months ended June 30, 2005 (Unaudited)

	Vessel Operations	Port Terminal	Total
Revenue	$123,149	$4,177	$127,326
Gain and loss on forward freight agreements	(799)	—	(799)
Interest revenue	860	1	861
Interest expense	(990)	—	(990)
Depreciation and amortization	(2,613)	(369)	(2,982)
Equity in net earnings of affiliate companies	640	—	640
Net income	$35,449	$1,822	$37,271
Total assets	$306,195	$27,449	$333,644
Total expenditure for long-lived assets	298	2,543	2,841
Investment in affiliates	714	—	714

NOTE 9:    SUBSEQUENT EVENTS

On August 25, 2005, pursuant to a stock purchase agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), the Company and all of its shareholders, ISE acquired the Company through the purchase of all of the Company’s outstanding shares. As a result of such acquisition, the Company became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, immediately upon the acquisition of the Company, ISE effected a reincorporation

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in thousands of US Dollars)

from the State of Delaware to the Republic of Marshall Islands through a downstream merger with and into the Company, being ISE’s newly acquired wholly-owned subsidiary. Contemporaneously with the reincorporation, ISE transitioned from a shell company to an operating business. All of the Company’s outstanding borrowings were repaid, without any prepayment charges or penalties, from available cash resources on August 18, 2005 as required by the stock purchase agreement and agreed with the lenders.

Subsequent to being acquired and under its new ownership, during September and October, 2005, Navios gave notice to the lessors of two Ultra-Handymax vessels and two Panamax vessels of its intention to exercise the options to purchase the vessels for an agreed value of approximately $20 million each. In addition, management plans to exercise the options Navios holds on two additional vessels before the end of 2005 at a cost of approximately $20 million each. It is anticipated that two of these vessels will be acquired during the fourth quarter of 2005 and the remaining four will be acquired during 2006. The acquisitions, which will total approximately $120 million, are expected to be financed with a new loan facility which will finance 100% of the option price of each vessel.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc:

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (the ‘‘Company’’) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Piraeus, Greece
April 19, 2005

NAVIOS MARITIME HOLDINGS INC
[ACQUIRED COMPANY*]
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(in thousands of US Dollars)

	Notes	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	4, 13	$46,758	$26,450
Restricted cash	11	3,513	1,285
Accounts receivable — net of allowance for doubtful accounts of $2,291 in 2004 and $2,864 in 2003	5, 13	15,200	17,348
Short term derivative assets	13	109,310	116,402
Prepaid voyage costs		11,120	15,448
Prepaid expenses and other current assets	6	2,043	2,470
Total current assets		187,944	179,403
Vessels, net	7	116,231	120,750
Other fixed assets, net	8	21,968	19,605
Fixed assets under construction		2,794	1,448
Long term derivative assets	13	708	36,073
Deferred financing costs, net		425	759
Deferred dry dock and special survey costs, net		435	684
Investment in affiliates	9, 17	557	493
Trade name	3	2,004	2,092
Goodwill	3	226	226
Total noncurrent assets		145,348	182,130
Total Assets		$333,292	$361,533
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	13	$14,883	$14,174
Accrued expenses	10	7,117	6,927
Deferred voyage revenue		15,135	16,968
Short term derivative liability	13	65,392	88,387
Current portion of mandatorily redeemable preferred stock	12	—	3,686
Current portion of long term debt	11	1,000	6,760
Total current liabilities		103,527	136,902
Long term liabilities		3,024	2,875
Long term derivative liability	13	2,444	22,533
Long term debt, net of current portion	11	49,506	91,428
Mandatorily redeemable preferred stock, net of current portion	12	—	11,503
Total noncurrent liabilities		54,974	128,339
Total liabilities		158,501	265,241
Commitments and Contingencies	16
Shareholders’ Equity:
Common Stock, $0.10 par value — authorized, issued and outstanding, 874,584 shares in 2004 and 978,447 shares in 2003		87	98
Additional Paid-in Capital		60,570	69,559
Loan to shareholder	17	—	(367)
Legal Reserve (Restricted)	15	289	135
Retained earnings		113,845	26,867
Total shareholders’ equity		174,791	96,292
Total Liabilities and Shareholders’ Equity		$333,292	$361,533

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC
[ACQUIRED COMPANY*]
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2004, 2003 and 2002
(in thousands of US Dollars)

	Notes	2004	2003	2002
Revenue	20	$279,184	$179,734	$26,759
Gain on Forward Freight Agreements	13	57,746	51,115	494
Time charter, voyage and port terminal expense		(180,026)	(136,551)	(6,139)
Direct vessel expense		(8,224)	(10,447)	(8,192)
General and administrative expense		(12,722)	(11,628)	(2,263)
Depreciation and amortization	7, 8	(5,925)	(8,857)	(6,003)
Gain (loss) on sale of assets	18	61	(2,367)	(127)
Interest income		789	134	41
Interest expense	11	(3,450)	(5,278)	(3,950)
Other income		374	1,102	72
Other expense		(1,438)	(553)	(6,070)
Income (Loss) before Minority Interest		126,369	56,404	(5,378)
Minority Interest	19	0	(1,306)	(324)
Equity in net Earnings of Affiliate Companies	9, 17	763	403	68
Net Income (Loss)		$127,132	$55,501	$(5,634)

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC
[ACQUIRED COMPANY*]
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31, 2004, 2003 and 2002
(in thousands of US Dollars)

	Notes	2004	2003	2002
OPERATING ACTIVITIES:
Net income		$127,132	$55,501	(5,634)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	19	0	1,306	324
Depreciation and amortization	7, 8	5,925	8,857	6,003
Amortization of deferred financing costs		773	565	145
Amortization of deferred drydock costs		249	309	327
Provision for losses on accounts receivable	5	(573)	1,021	101
Loss (gain) on sale of fixed assets	18	(61)	2,367	127
Unrealized gain on FFA derivatives	13	(599)	(45,905)	(848)
Unrealized (gain) loss on foreign exchange contracts		44	(170)	0
Unrealized loss on interest rate swaps		301	220	4,059
Unrealized gain on fuel swaps		0	0	(113)
Undistributed earnings in affiliates	9	(64)	(325)	(68)
Changes in operating assets and liabilities, net of effects from acquisition of businesses:
(Increase) decrease in restricted cash	11	(281)	309	(1,464)
(Increase) decrease in accounts receivable		2,721	(12,937)	386
(Increase) decrease in prepaid voyage costs		4,328	(7,977)	(186)
(Increase) decrease in prepaid expenses and other assets		427	199	(651)
Increase (decrease) in accounts payable		708	10,895	(245)
Increase (decrease) in accrued expenses	10	191	1,732	(1,851)
Increase (decrease) in deferred voyage revenue		(1,833)	7,610	1,534
Increase (decrease) in long term liability	14	148	198	273
Increase (decrease) in derivative liabilities	13	(2,318)	(2,323)	0
Net cash provided by operating activities		137,218	21,452	2,219
INVESTING ACTIVITIES:
Purchase of property and equipment	7, 8	(5,103)	(36,447)	(7,654)
Proceeds from sale of property and equipment	18	136	63,041	1,036
Acquisition of businesses, net of cash acquired		0	0	3,940
Consolidation of Navimax pool, net of cash		0	0	429
Business combination expenses	3	0	0	(1,433)
Net cash provided by (used in) investing activities		(4,967)	26,594	(3,682)
FINANCING ACTIVITIES:
Origination fees		(438)	(41)	(143)
Change in bank overdraft		0	(1,492)	418
Proceeds from long term borrowings	11	91,506	45,325	2,475
Principal payments on long term debt and capital lease obligations	11	(139,189)	(76,752)	(8,680)
Repayment of shareholder’s loan	17	367	0	0
Acquisition of common stock		(9,000)	(850)	0
Issuance of common stock		0	0	2,154
Issuance of preferred stock	12	0	6,440	9,435
Redemption of preferred stock	12	(15,189)	(686)	0
Distribution paid to minority interest	19	0	(1,360)	(185)
Dividends paid		(40,000)	0	0
Net cash provided by (used in) financing activities		(111,943)	(29,416)	5,474
Increase in cash and cash equivalents		20,308	18,630	4,011
Cash and cash equivalents, beginning of year		26,450	7,820	3,809
Cash and cash equivalents, end of year		$46,758	$26,450	$7,820
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest		$5,159	$6,794	$6,069
NON-CASH TRANSACTIONS:
On December 11, 2002 the shareholders of Anemos and Navios each contributed their respective interests for shares of a newly created entity. For accounting purposes, Anemos was considered the acquirer. In conjunction with the acquisition, the following assets and liabilities were assumed:
Fair value of assets acquired		$48,911
Liabilities assumed		(39,025)
Net fair value of assets acquired		$9,886
As a result of the business combination, the Company effectively owned 66.66% of the shares in the Navimax Pool changing the status of the investment from an affiliate to a subsidiary company. The Company recognized the following assets and liabilities:
Assets acquired		$1,763
Liabilities assumed		(2,070)
Net liabilities assumed		$(307)

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC
[ACQUIRED COMPANY*]
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
Years ended December 31, 2004, 2003 and 2002
(in thousands of US Dollars)

	Number of Common Shares	Common Stock	Additional Paid-In Capital	Loan to Shareholder	Legal Reserve (Restricted)	Retained Earnings	Total Stockholder’s Equity
Balance, January 1, 2002	534,450	$53	$59,847	$—	$—	$(22,865)	37,035
Issuance of common stock	157,650	16	2,138	—	—	—	2,154
Recapitalization (Note 3)	307,900	31	8,422	—	—	—	8,453
Loan to shareholder	—	—	—	(367)	—	—	(367)
Net income	—	—	—	—	—	(5,634)	(5,634)
Movement in legal reserve	—	—	—	—	47	(47)	—
Balance, December 31, 2002	1,000,000	100	70,407	(367)	47	(28,546)	41,641
Net income	—	—	—	—	—	55,501	55,501
Movement in legal reserve	—	—	—	—	88	(88)	—
Acquisition and cancellation of common stock	(21,553)	(2)	(848)	—	—	—	(850)
Balance, December 31, 2003	978,447	98	69,559	(367)	135	26,867	96,292
Net income	—	—	—	—	—	127,132	127,132
Movement in legal reserve	—	—	—	—	154	(154)	—
Repayment of shareholder loan	—	—	—	367	—	—	367
Dividends to Shareholders	—	—	—	—	—	(40,000)	(40,000)
Acquisition and cancellation of common stock	(103,863)	(11)	(8,989)	—	—	—	(9,000)
Balance, December 31, 2004	874,584	87	60,570	—	289	113,845	174,791

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

NOTE 1:    DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003 Nautilus Maritime Holdings, Inc. changed its name to Navios Maritime Holdings Inc. Navios Maritime Holdings Inc. and its wholly owned subsidiaries are collectively referred to as the (‘‘Company’’). The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and forward freight agreements (‘‘FFAs’’) and (ii) ownership and operation of port and transfer station terminals.

The Company operates a fleet of owned ultra handymax vessels and a fleet of time chartered panamax and ultra handymax vessels that are employed to provide worldwide transportation of bulk commodities.

The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totalling 205,000 tons (2003: 165,000 tons; 2002: 165,000 tons). During 2004 shipments totalled 2,027,200 (2003: 1,811,000; 2002: 47,856 tons) of agricultural and other products.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

PRINCIPLES OF CONSOLIDATION:    The accompanying consolidated financial statements include the financial statements of Navios Maritime Holdings Inc. and its wholly-owned subsidiaries as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. The Company was formed on November 19, 2002 and did not have operations prior to December 11, 2002. Anemos was considered the accounting acquirer in the business combination that resulted in the formation of the new entity; accordingly Anemos is considered the predecessor entity to Navios Maritime Holding, Inc. The financial statements for the year 2002 include the accounts of Anemos and its wholly-owned subsidiaries and the accounts of Navios Corporation from December 11, 2002 through December 31, 2002. All intercompany accounts and transactions have been eliminated on consolidation.

Subsidiaries:    Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

In January 2003, the FASB issued Interpretation No. 46 (‘‘FIN 46’’), ‘‘Consolidation of Variable Interest Entities, an interpretation of ARB 51.’’ The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (‘‘variable interest entities’’) and how to determine when and which business enterprise (the ‘‘primary beneficiary’’) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46R, Consolidation of Variable Interest Entities, clarifies some of the provisions of FIN 46 and defers the effective date of implementation for certain entities. Application of FIN 46 or FIN 46R is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have an impact on the Company’s financial position or results of operations. The adoption of the provisions of FIN 46R applicable to non-SPEs created prior to February 1, 2003 did not have an impact on the financial position or results of operations.

Investments in Affiliates:    Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Companies included in the consolidation:

Company Name	Nature/ Vessel Name	Country of Incorporation	Statement of operations
			2004	2003	2002
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.	1/1-12/31	1/1-12/31	12/11-12/31
Subsidiaries
Navios Corporation	Sub-holding Company	Marshall Is.	1/1-12/31	1/1-12/31	12/11-12/31
Navios International Inc.	Operating Company	Marshall Is.	1/1-12/31	1/1-12/31	12/11-12/31
Navimax Corporation	Operating Company	Marshall Is.	1/1-12/31	1/1-12/31	12/11-12/31
Navios Handybulk Inc.	Operating Company	Marshall Is.	1/1-12/31	1/1-12/31	12/11-12/31
Corporacion Navios S.A.	Operating Company	Uruguay	1/1-12/31	1/1-12/31	12/11-12/31
Anemos Maritime Holdings Inc.	Sub-holding Company	Marshall Is.	1/1-12/31	1/1-12/31	1/1-12/31
Ionian Shipping Corporation	M/V Navios Ionian	Marshall Is.	1/1-12/31	1/1-12/31	1/1-12/31
Apollon Shipping Corporation	M/V Navios Apollon	Marshall Is.	1/1-12/31	1/1-12/31	1/1-12/31
Herakles Shipping Corporation	M/V Navios Herakles	Marshall Is.	1/1-12/31	1/1-12/31	1/1-12/31
Achilles Shipping Corporation	M/V Navios Achilles	Marshall Is.	1/1-12/31	1/1-12/31	1/1-12/31
Kypros Shipping Corporation	M/V Navios Kypros	Marshall Is.	1/1-12/31	2/28-12/31	—
Hios Shipping Corporation	M/V Navios Hios	Marshall Is.	1/1-12/31	3/20-12/31	—
Navios Shipmanagement Inc.	Management Company	Marshall Is.	1/1-12/31	1/1-12/31	1/1-12/31

USE OF ESTIMATES:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to completed voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS:    Cash and cash equivalents consists of cash on-hand, deposits held on call with banks, and other short-term highly liquid investments with original maturities of three months or less.

RESTRICTED CASH:    Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels’ lenders.

A portion of the amounts on deposit with NOS ASA are held as base and margin collaterals on active trades. As of December 31, 2004 and 2003, the restricted balance with NOS ASA was $2,768 and $0, respectively.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Also included in restricted cash as of December 31, 2004 and 2003 are amounts held as security in the form of letters of guarantee or letters of credit totaling $745 and $784, respectively. In addition restricted cash includes amounts held in retention accounts as of December 31, 2004 and 2003 of $0 and $501 respectively.

INVENTORIES:    Inventories, which are comprised of lubricants and stock of provisions on board the owned vessels, are valued at the lower of cost, as determined on the first-in, first-out basis or market value.

VESSELS, NET:    Vessels are stated at historical cost, which includes contract costs and other direct costs relating to acquiring and placing the vessel in service. In addition, subsequent expenditures for major improvements and upgrading are capitalized, provided they extend the life or increase the capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is calculated on a straight-line basis by reference to the vessel’s cost, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the vessel’s estimated useful life, which is assumed to be 25 years from the vessel’s original construction.

Amortization expense associated with assets acquired under a capital lease is included with depreciation on owned assets in the statement of operations.

OTHER FIXED ASSETS, NET:    Other fixed assets are stated at cost and depreciated utilizing the straight-line method to write off the cost of each asset to their residual values over the estimated useful lives.

Annual depreciation rates used, which approximate the useful lives of the assets, are:

Port and transfer station	3 to 40 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years

The Company amortizes its leasehold improvements over the lesser of the remaining estimated useful life or the life of the related lease. During 2004 the estimated useful lives ranged from 5 years to 10 years.

FIXED ASSETS UNDER CONSTRUCTION:    This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets and therefore does not represent the cost of construction as at the balance sheet date.

Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The amount of interest capitalized for the years ended December 31, 2004, 2003 and 2002 was $0, $100 and $132, respectively.

ASSETS HELD FOR SALE:    It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

IMPAIRMENT OF LONG-LIVED ASSETS:    Vessels, other fixed assets, and other long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the projected undiscounted cash flows are less than the carrying amount of the asset, the asset is deemed impaired. An impairment loss is recognized for the amount by which the carrying amount of a long-lived asset exceeds its fair value. For the purposes of assessing impairment, long-lived assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment losses were recognized for any of the years presented.

DEFFERED DRYDOCK AND SPECIAL SURVEY COSTS, NET:    The Company's vessels are subject to regularly scheduled dry-docking and special surveys. The time period between dry-dock ranges from 30 months to 60 months for regular or special survey maintenance, respectively. The cost of dry-docking and special surveys is deferred and amortized to direct vessel expense over the above periods, accordingly. Furthermore, the portion of the vessels’ capitalized cost that relates to dry-docking and special survey is treated as a separate component of the vessels’ cost and is also deferred and amortized to direct vessel expense on a straight-line basis. This amount is calculated by reference to the estimated economic benefits to be derived until the next scheduled dry-docking and special survey. For the years ended December 31, 2004, 2003 and 2002, amortization was $249, $309 and $327 respectively. Accumulated amortization as of December 31, 2004 and 2003 was $795 and $546, respectively.

ASSET RETIREMENT OBLIGATION:    The Company adopted SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ as of January 1, 2003. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. In connection with the adoption of SFAS 143, the Company recorded assets and liabilities associated with the lease of its port terminal of $31 and $34, respectively, with no material impact on its operations. At December 31, 2004 and 2003, the asset balance was $30 and $30, respectively. At December 31, 2004 and 2003, the liability balance was $40 and $37, respectively.

DEFERRED FINANCING COSTS, NET:    Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization was $773, $565, and $145 for the years ended December 31, 2004, 2003 and 2002, respectively.

GOODWILL AND OTHER INTANGIBLES:    Prior to December 11, 2002, the Company did not have any goodwill or other intangible assets. As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. The Company determined that there was no impairment of goodwill during the years ended December 31, 2004, 2003 or 2002.

The fair value of the acquired trade name was determined based on the ‘‘relief from royalty’’ method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 25 years. Amortization was $88, $87 and $5 for the years ended December 31, 2004, 2003 and 2002, respectively.

FOREIGN CURRENCY TRANSLATION:    The consolidated financial statements are prepared in US Dollars. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company’s wholly owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transacts a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. The foreign currency exchange gain (loss) recognized in the statement of operations for the years ended December 31, 2004, 2003 and 2002 was $197, $431 and $22, respectively.

PROVISIONS:    The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with (‘‘SFAS’’) No. 5, ‘‘Accounting for Contingencies’’, as interpreted by the (‘‘FASB’’) Interpretation No. 14, ‘‘Reasonable Estimation of the Amount of a Loss’’, if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 15, ‘‘Legal Reserve’’ and Note 16, ‘‘Commitments and Contingencies’’ for further discussion.

The Company participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (‘‘back calls’’). Obligations for back calls are accrued annually based on the information provided by the clubs regarding supplementary calls.

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2004, the balance for provision for loss making voyages in progress was $1,345 (2003: $390).

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

MANDATORILY REDEEMABLE PREFERRED STOCK:    Preferred shares, which are redeemable on a specific date or at the option of the shareholder or which carry non-discretionary dividend obligations, are classified as long-term liabilities. The preferred shares are carried at cost, which approximates fair value. The dividends on these preferred shares were recognized in the statement of operations as interest expense. As of December 31, 2004, all mandatorily redeemable preferred shares had been redeemed.

SEGMENT REPORTING:    The Company accounts for its segments in accordance with SFAS 131, ‘‘Disclosure about Segments of an Enterprise and Related Information.’’ SFAS 131 requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has two reportable segments: Vessel Operations and Port Terminal.

REVENUE AND EXPENSE RECOGNITION:

Revenue Recognition:    Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) transportation of cargo, (2) time charter of vessels and, (3) port terminal operations in Uruguay. During the period January 1, 2003 to March 11, 2003, and during the period December 11, 2002 to December 31, 2002, the Company also generated revenue from vessels contributed to the Navimax Pool, and a Navimax Pool management fee.

Voyage revenues and expenses for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment, by the charterer, of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from port terminal operations consist of an agreed flat fee per ton and covers the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the ocean going vessels. Revenues are recognized upon completion of loading the ocean going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean going vessel.

Revenue from vessels contributed to Navimax Pool was recognized when earned. The Pool ceased operation on March 11, 2003. The Pool, which was managed by a subsidiary of the Company, recognized its revenue on a percentage of completion basis, based on per day estimates and ratably over the period. The Company’s earnings represent its proportionate share of the Pool’s revenue less operating expenses and management fee, determined by a predetermined formula agreed by pool participants.

Forward Freight Agreements (FFAs):    Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, quarterly the FFAs are ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses. FFA trading generally has not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See note 13

Deferred Voyage Revenue:    Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterer’s liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

Direct Vessel Expense:    Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of dry-docking and special survey costs.

Prepaid Voyage Costs:    Prepaid voyage costs relates to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

EMPLOYEE BENEFITS:

Pension and retirement obligations-crew:    The Company’s ship-owning subsidiary companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or postretirement benefits.

Provision for employees’ severance and retirement compensation:    The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement.

If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known.

The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

The Company provides, in full, for the employees’ terminations indemnities liability. This amounted to $74 at December 31, 2004 and $64 at December 31, 2003.

U.S.A. Retirement savings plan:    The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 14.

Other post-retirement obligations:    The Company has a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios Corporation employees. The entitlement to these benefits is only to these former employees. The expected costs of these benefits are accrued each year, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by independent actuaries.

FINANCIAL INSTRUMENTS:

Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:    The Company’s activities expose it to a variety of financial risks, including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:    The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.

Interest rate risk:    The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of other income or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of operations.

The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the statement of operations.

Liquidity risk:    Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company maintains flexibility in funding by keeping committed credit lines available and monitoring cash balances adequately to meet working capital needs.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Foreign exchange risk:    Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

Accounting for derivative financial instruments and hedging activities:    The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/ or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. See Note 13.

The Company also trades dry bulk shipping FFAs with NOS ASA, a Norwegian clearing house. NOS ASA calls for both base and margin collaterals, which are funded by the Company, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges, since they do not qualify as a hedge or meet the criteria of hedge accounting. All gains or losses are reflected in the statement of operations.

For the years ended December 31, 2004, 2003 and 2002, none of the FFAs, foreign exchange contracts or interest rate swaps qualify for hedge accounting treatment. Accordingly, all gains or losses have been recorded in statement of operations for the period.

INCOME TAXES:    The Company and all of its subsidiaries, other than Corporacion Navios S.A. are incorporated in the Marshall Islands, a country which does not impose an income tax on income derived from business activities conducted outside the Marshall Islands. None of the Company or any of its subsidiaries conducts any business activities in the Marshall Islands. Therefore, no provision has been made by the Company for Marshall Islands income tax.

Pursuant to Section 883 of the Internal Revenue Code of the United States (‘‘US’’), US source income from the international operation of vessels is exempt from US tax, if the company operating the vessels meets certain incorporation and ownership requirements.

Certain of the Company’s subsidiaries are registered as Law 89 companies in Greece. These law 89 companies are exempt from Greek income tax on their income derived from certain activities related to shipping. Since all the law 89 companies only conduct business activities that qualify for the exemption from Greek income tax, no provision has been made for Greek income tax with respect to income derived by these law 89 companies from their business operations in Greece.

Corporacion Navios S.A is located in a tax free zone in Uruguay and is not subject to income or other tax.

DIVIDENDS:    Dividends are recorded in the Company’s financial statements in the period in which they are declared.

GUARANTEES:    The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (FIN 45), ‘‘Guarantor’s Accounting and Disclosure Requirements for

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Guarantees, Including Indirect Guarantees of Indebtedness of Others.’’ Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN 45’s fair value recognition provision, financial statement disclosures of their terms are made.

RECENT ACCOUNTING PRONOUNCEMENTS:    In December 2004, the FASB issued Statement 123(R), Share Based Payment that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement is effective for public entities (other than those filing as small business issuers) as of the annual reporting period that begins after June 15, 2005. The adoption of this standard will not have an effect on the Company’s statement of financial position or results of operations.

In December 2004, the FASB issued Statement 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. This statement was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Nonmonetary Transactions, for nonmonetary exchanges of similar productive assets. Statement 153 replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard will not have an effect on the Company’s statement of financial position or results of operations.

SFAS 151, Inventory Costs, clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard will not have an effect on the Company’s statement of financial position or results of operations.

SFAS 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits, provides for required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. All new disclosure requirements for the domestic plans of publicly traded entities are effective for years ending after December 15, 2003. Estimated future benefit payments and all other new disclosure requirements for foreign plans are effective for years ending after June 15, 2004. The Company has adopted the disclosure requirements of SFAS 132R.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

NOTE 3:    BUSINESS COMBINATION AND RECAPITALIZATION

On December 11, 2002, the shareholders of Anemos and Navios each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings Inc. For accounting purposes, Anemos was considered the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc. After the transaction was completed, the former shareholders of Anemos held 69.2% of the shares in the new entity and the former shareholders of Navios held 30.8% of the shares in the new entity. The value of the shares issued was $8,453. Additionally, the Company incurred $1,433 in transaction costs directly related to the acquisition.

The acquisition was accounted for using the purchase method, by which the purchase price was allocated to the net assets acquired and liabilities assumed based on their fair values. The Company has not recognized any liabilities in connection with the acquisition for involuntary employee termination benefits or relocation costs under Emerging Issues Task Force 95-3 ‘‘Recognition of Liabilities in Connection with a Purchase Business Combination’’ (‘‘EITF 95-3’’).

Equity is increased by the amount of purchase price of Navios and is as allocated to the assets and liabilities acquired. Common Stock and Additional Paid-In Capital were increased by like amounts such as the Common Stock is reflective of the par value of the shares outstanding following the transaction. The following is the final allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

December 11, 2002
Current assets	$20,301
Non current assets	170
Fixed assets	25,663
Shareholder loan	367
Trade name	2,184
Goodwill	226
Total assets acquired	48,911
Current liabilities	(20,200)
Non current liabilities	(18,825)
Net assets acquired	$9,886

$181 of the goodwill was allocated to the Vessel Operations segment and $45 of the goodwill was allocated to the Port Terminal segment. As the Company is not subject to income tax, none of the goodwill will be deductible for income tax purposes.

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs and (ii) ownership and operation of port and transfer station terminals.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

The unaudited consolidated results of operations on a pro forma basis as though Navios had been acquired as of the beginning of 2002 are as follows:

2002
(unaudited)
Revenues	$102,970
Net Loss	$(8,198)

These pro forma results include certain adjustments such as increased depreciation expense as a result of fair value adjustments to ‘‘Port and transfer station’’. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of future operations that would have been achieved had the acquisition taken place at the beginning of 2002.

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31 2004	December 31 2003
Cash in hand and at banks	$18,647	$5,711
Short-term deposits and highly liquid funds	28,111	20,739
Total cash and cash equivalents	$46,758	$26,450

NOTE 5:    ACCOUNTS RECEIVABLES

Accounts receivables consist of the following:

	December 31, 2004	December 31, 2003
Accounts receivables	$17,491	$20,212
Less: Provision for doubtful receivables	(2,291)	(2,864)
Accounts receivables – net	$15,200	$17,348

The amount shown as Accounts Receivable — net of allowance for doubtful accounts includes a provision for all potentially un-collectable accounts. At each balance sheet date all potentially un-collectable accounts are assessed individually for purposes of determining the appropriate provision for doubtful amounts. The provision for doubtful accounts at December 31, 2004 and 2003 totaled $2,291 and $2,864 respectively.

Concentrations of credit risk with respect to accounts receivables are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Changes to the provisions for doubtful accounts is summarized as follows:

Allowance for doubtful accounts	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
2002	(1,742)	(102)	1	(1,843)
2003	(1,843)	(1,512)	491	(2,864)
2004	(2,864)	(294)	867	(2,291)

For the year ended December 31, 2004, one customer from the Vessel Operations segment accounted for approximately 15.92% of the Company’s revenue. For the year ended December, 31 2003, one customer from the Vessels Operation segment accounted for approximately 29.4% of the Company’s revenue. For the year ended December 31, 2002 five customers from the Vessels Operation segment accounted for approximately 91.38% of the Company’s revenue.

NOTE 6:    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other assets consist of the following:

	December 31, 2004	December 31, 2003
Receivable claims	$296	$163
Advances to agents	1,492	1,883
Inventories
Lubricants	165	151
Provisions	90	71
Other	—	202
Total prepaid expenses and other current assets	$2,043	$2,470

Receivable claims mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that receivable claims will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

Advances to agents are made up of funds sent to port agents for expenses for port charges, tolls, canal fees and other expenses related to voyages.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

NOTE 7:    VESSELS

Details are as follows:	Cost of Vessels	Accumulated depreciation	Net book value
Balance December 31, 2002	157,593	(10,529)	147,064
Transfer amounts from vessels under construction	12,629	—	12,629
Additions / Provision for depreciation	34,381	(7,916)	26,465
Disposals	(73,256)	7,848	(65,408)
Balance December 31, 2003	131,347	(10,597)	120,750
Additions / Provision for depreciation	385	(4,904)	(4,519)
Balance December 31, 2004	131,732	(15,501)	116,231

NOTE 8:    OTHER FIXED ASSETS

Details are as follows:	Cost	Accumulated depreciation	Net book value
Balance December 31, 2002	20,447	(431)	20,016
Additions / Provision for depreciation	443	(854)	(411)
Balance December 31, 2003	20,890	(1,285)	19,605
Transfer amounts from assets under construction	1,448	—	1,448
Additions / Provision for depreciation	1,923	(933)	990
Disposals	(253)	178	(75)
Balance December 31, 2004	24,008	(2,040)	21,968

Other fixed assets consist of the following:

	December 31, 2004	December 31, 2003
Port and transfer station	$22,200	$18,962
Vessel equipment	—	229
Furniture, fixtures and equipment	1,280	1,210
Computer equipment and software	520	481
Vehicles	8	8
Total costs	24,008	20,890
Accumulated depreciation	(2,040)	(1,285)
Net Other Fixed Assets	$21,968	$19,605

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Reconciliation of depreciation and amortization expense

	December 31, 2004	December 31, 2003	December 31, 2002
Vessels	$(4,904)	$(7,916)	$(5,905)
Other fixed assets	(933)	(854)	(93)
Trade name	(88)	(87)	(5)
Total	$(5,925)	$(8,857)	$(6,003)

NOTE 9:    INVESTMENT IN AFFILIATES

As part of the transaction with Navios that took place on December 11, 2002, the Company acquired a 50% interest in Acropolis Chartering & Shipping, Inc., a brokerage firm for freight and shipping charters. Although Navios owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends for 2004 and thereafter, will be allocated 35% to the Company (2003: 40% to the Company) with the balance to the other shareholder. As of December 31, 2004 and 2003, the carrying amount of the investment was $557 and $493, respectively. Dividends received for 2004, 2003 and 2002 were $699, $78 and $0, respectively. See Note 17.

NOTE 10:    ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2004	December 31, 2003
Payroll	$1,312	$1,474
Accrued Interest	260	430
Accrued voyage expenses	1,442	2,193
Provision for losses on voyages in progress at year end	1,345	390
Accrued lease liability	239	—
Other accrued expenses	2,519	2,440
Total accrued expenses	$7,117	$6,927

NOTE 11:    BORROWINGS

Borrowings consist of the following:

	December 31, 2004	December 31, 2003
2004 Revolving Credit facilities	$40,506	$—
2004 Term Loan	10,000	—
Term Loans	—	98,188
Total borrowings	50,506	98,188
Less current portion	(1,000)	(6,760)
Total long term borrowings	$49,506	$91,428

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

2004 Revolving Credit Facilities:    On October 5, 2004, the Company entered into a revolving credit facility of $51,000 collateralized by the vessels M/V Navios Apollon, M/V Navios Herakles and M/V Navios Ionian. The book value of the vessels collateralizing the revolving credit facility was $53,626 at December 31, 2004. On each revolving facility reduction date the maximum revolving facility amount is to be reduced, by $1,700. The ‘‘revolving facility date’’ means each one of the seventeen (17) dates falling at consecutive six (6) monthly intervals after the first advance date, up to, and including, the revolving facility availability termination date. Principal payments are due only when the balance on the facility is greater than or equal to the maximum revolving credit facility amount as determined after the reduction of each of the 17 revolving facility dates mentioned above, which as of December 31, 2004, is determined to be in 2013. The revolving credit facility bears interest at LIBOR plus 1%. The Company must pay a fee of 0.3% per annum on the unused portion of the maximum revolving facility amount on a quarterly basis in arrears. The amount outstanding as of December 31, 2004 was $18,100 (2003: $0).

On October 4, 2004 the Company entered into a revolving credit facility of $55,000 collateralized by the vessels M/V Navios Achilles, M/V Navios Hios and M/V Navios Kypros and a guarantee of Navios Maritime Holdings, Inc. The book value of the vessels collateralizing the revolving credit facility was $62,056 at December 31, 2004. On each revolving facility reduction date, the maximum revolving facility amount is to be reduced, by $1,000. The ‘‘revolving facility date’’ means each one of the thirty five (35) dates falling at consecutive three (3) monthly intervals after the first advance date, up to, and including, the revolving facility availability termination date. Principal payments are due only when the balance on the facility is greater than or equal to the maximum revolving credit facility amount as determined after the reduction of each of the 35 revolving facility dates mentioned above, which as of December 31, 2004, are determined to be in 2013. The revolving credit facility bears interest at LIBOR plus 1%. The Company must pay a fee of 0.3% per annum on the unused portion of the maximum revolving facility amount on a quarterly basis in arrears. The amount outstanding as of December 31, 2004 was $22,406 (2003: $0).

2004 Term Loan:    On October 4, 2004, the Company entered into a $10,000 term loan collateralized by the vessels M/V Navios Achilles, M/V Navios Hios, and M/V Navios Kypros, which is due October 2010. The book value of the vessels collateralizing the term loan was $62,056 at December 31, 2004. The loan is repayable in twenty four consecutive quarterly instalments of $250 with a balloon payment of $4,000 due upon maturity. Interest is payable at an aggregate of the margin of 1.5% over LIBOR. The amount outstanding as of December 31, 2004 was $10,000 (2003: $0).

2004 Line of credit:    A line of credit of up to $5,000 was made available to the Company in October 2004. The facility is available to be used for the purpose of meeting working capital requirements and for general corporate purposes. Interest is payable at an aggregate of the margin of 2.25% plus ‘‘overnight Euro Dollar rate’’ for the term of each advance. This facility expires in October 2005, is subject to be renewed annually. The amount outstanding as of December 31, 2004 was $0.

2003 Revolving credit facility:    During October 2003, a revolving credit facility of up to US$5,000 was made available to the Company for working capital requirements. The facility was terminated in 2004 and was replaced by the 2004 line of credit referred to above. Interest was payable at an aggregate of the margin of 2.25% plus ‘‘overnight Euro Dollar rate’’ for the term of each advance. At December 31, 2003 there were no amounts outstanding under this facility.

Term Loans:    At December 31, 2003, the Company had seven term loans with five different institutions with maturity dates ranging from 2007 to 2013. As of December 31, 2004, the amounts outstanding on these loans have been paid off and replaced with the 2004 Revolving Credit Facilities (See above). During 2004, unamortized deferred costs of $644 related to these term loans were recognized in the statement of operations as a component of interest expense.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

The weighted average effective interest rate for the years ended December, 31 2004, 2003 and 2002 was 2.3%, 2.7% and 3.1%, respectively.

The borrowing agreements also include positive and negative covenants for the Company, the most significant of which are the maintenance of operating accounts, minimum working capital, ownership and control, ISPS compliance and minimum market values. The borrowers are further restricted from incurring additional indebtedness, making loans or investments and distributing dividends without the prior consent of the lenders. In conjunction with maintenance of operating accounts covenants, $0 was included as a component of restricted cash at December 31, 2004, (2003: $501). As of December 31, 2004, the Company was in compliance with all covenants.

The aggregate annual principal payments required to be made under all borrowings as of December 31, 2004 are as follows:

2005	$1,000
2006	1,000
2007	1,000
2008	1,000
2009	1,000
thereafter	45,506
$50,506

Interest paid, excluding capitalized interest, amounted to $5,159 in 2004, $6,794 in 2003 and $6,069 in 2002.

The Company enters into interest rate swaps to manage its exposure to variability of its floating rate debt. See Note 13.

NOTE 12:    MANDATORILY REDEEMABLE PREFERRED STOCK

During 2003 and 2002 the Company issued $6,440 and $9,435 of mandatorily redeemable preferred stock (‘‘Preferred Stock’’). Each share of Preferred Stock is participating and non-voting and can be liquidated by the company at face value. The shares are mandatorily redeemable at a fixed date, accordingly such shares are classified as a liability on the related consolidated balance sheet, pursuant to SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, and the related dividends are reflected as interest expense.

The shares were issued in three tranches totaling $15,875 as follows: Tranche A $12,000; Tranche B $3,000; and Tranche C $875. Tranche A carried a dividend rate at 3 months LIBOR plus 2.25% plus the discretionary borrowing cost of the lender. Tranche B carried a dividend rate at 6% per annum. Tranche C carried a dividend rate at 6% per annum. Total dividends for the years ended December 31, 2004, 2003 and 2002 were $330, $689 and $0, respectively and are included in total interest expense in the statement of operations. During 2004 and 2003 preferred stock in the amount of $15,189 and $686 respectively, was redeemed.

NOTE 13:    FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as fair value hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The principal terms of the interest rate swaps outstanding at December 31, 2004 and 2003 are as follows:

December 31, 2004
Counterparty	Royal Bank of Scotland	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 12,250 declining 437 at resetting dates until maturity date	USD 14,385 declining 478 at resetting dates until maturity date	USD 11,550 declining 525 at resetting dates until maturity date	USD 11,500 declining 250 at resetting dates until maturity date
Terms	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	6 months LIBOR for 5.57%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	April and October	April and October	February and August	Quarterly
Inception	April 2001	October 2001	June 2001	July 2001
Maturity	October 2010	October 2006	February 2006	July 2010

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

December 31, 2003
Counterparty	Royal Bank of Scotland	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 13,125 declining 437 at each resetting dates until maturity date	USD 15,340 declining 478 at each resetting date until maturity date	USD 12,600 declining 525 at each resetting date until maturity date	USD 12,500 declining 250 at each resetting date until maturity date
Terms	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	6 months LIBOR for 5.57%	Floor 3 months LIBOR 5.65% Cap 3 months LIBOR 7.5%
Reset	April and October	April and October	February and August	Quarterly
Inception	April 2001	October 2001	June 2001	July 2001
Maturity	October 2010	October 2006	February 2006	July 2010

For the years ended December 31, 2004 and 2003 and 2002, the loss on interest rate swaps was $301, $220, $4,059 respectively. As of December 31, 2004 and 2003, the outstanding liability was $3,103 and $5,121, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by preferred mortgages over the M/V Navios Apollon and M/V Navios Ionian. The Alpha Bank swap agreement has been guaranteed by the Company.

Foreign Currency Risk

The Company, in the normal course of business, entered into short term forward exchange contracts (FECs) to hedge against the fluctuations of the Euro against the US Dollar.

The Company purchased €2,500 (2003: €2,000) at an average rate of 1.32 (2003: 1.16) with a $3,290 (2003: $2,324) sales value. These contacts mature within twelve months of the balance sheet date for all periods. The contracts entered into during 2004 will settle monthly between March and

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

June 2005. As of December 31, 2004 and 2003, the fair value of these contracts was $126 and $170, respectively. The net gains from FECs amounted to $219, $432 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively. For the years ended December 31, 2004, 2003 and 2002, the unrealized gain (loss) on forward exchange contracts was $(44), $170 and $0, respectively.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFA market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or to the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFA trading generally has not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved; they are settled monthly based on publicly quoted indices.

At December 31, 2004 and 2003, none of the ‘mark to market’ position of open dry bulk FFA contracts qualified for hedge accounting treatment. Dry bulk shipping FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations. The net gain from FFAs amounted to $57,746, $51,115 and $494 for the years ended December 31, 2004, 2003 and 2002, respectively. The net annual unrealized gain on FFAs amounted to $599, $45,905 and $848 as of December 31, 2004, 2003 and 2002 respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFA)	December 31, 2004	December 31, 2003
Short term FFA derivative asset	$111,131	$116,232
Long term FFA derivative asset	708	36,073
Short term FFA derivative liability	(63,981)	(86,084)
Long term FFA derivative liability	(752)	(19,715)
Net fair value on FFA contracts	$47,106	$46,506
NOS FFA portion of fair value at December 31, 2004 transferred to NOS receivable account	(1,947)	0

The open interest rate swaps after consideration of the fair value is summarized as follows:

Interest Rate Swaps	December 31, 2004	December 31, 2003
Short term Interest Rate Swap liability	$(1,411)	$(2,303)
Long term Interest Rate Swap liability	(1,692)	(2,818)
Net fair value on Interest Rate Swap contracts	$(3,103)	$(5,121)

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

The open FECs after consideration of the fair value is summarized as follows:

Forward Exchange Contracts (FEC)	December 31, 2004	December 31, 2003
Short term FEC derivative asset	$126	$170

Reconciliation of Derivatives	December 31, 2004	December 31, 2003
Total short term derivative asset	109,310	116,402
Total long term derivative asset	708	36,073
Total short term derivative liability	(65,392)	(88,387)
Total long term derivative liability	(2,444)	(22,533)

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Forward Contracts

The estimated fair value of forward contracts and other assets was determined based on quoted market prices.

Long-Term Borrowings

The fair value of the Company’s long-term borrowings is estimated based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

Interest Rate Swaps and Forward Freight Agreements

The fair value of derivative instruments is estimated by obtaining quotes from brokers, financial institutions or exchanges.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2004		December 31, 2003
	Book Value	Fair Value	Book Value	Fair Value
Cash and short term investments	50,271	50,271	27,735	27,735
Trade Receivables	15,200	15,200	17,348	17,348
Accounts Payable	(14,883)	(14,883)	(14,174)	(14,174)
Long Term debt	(50,506)	(50,506)	(98,188)	(98,188)
Redeemable Preferred Stock	—	—	(15,189)	(15,058)
Interest Rate Swaps	(3,103)	(3,103)	(5,121)	(5,121)
Forward Freight Agreements, net	47,106	47,106	46,506	46,506

NOTE 14:    EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

The Company sponsors an employee savings plan covering all of its employees in the United States. Company contributions to the employee savings plan during the year ended December 31, 2004 were approximately $267 (2003: $273 and 2002: $121), which included a discretionary contribution of $137 (2003: $153 and 2002: $114).

Defined Benefit Pension Plan

The Company sponsors a legacy, unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

Post-employment medical and life insurance benefits

The Company also sponsors a legacy post-retirement medical benefit plan that covers certain US retirees of Navios Corporation. The unfunded liability related to post-retirement medical and life insurance is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities.

The Company acquired Navios Corporation on December 11, 2002, including its pension plans and other post-retirement benefit plans.

The Greek office employees are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full social security retirement pension. The amount of compensation is based on the number of years of service and the amount of monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under FASB Statement No. 87 Accounting for Pension by Employers.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

The Company uses December 31 as the measurement date for its plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
	At December 31
	2004	2003	2004	2003
Change in benefit obligation	(26)	17	93	(27)
Benefit obligation at beginning of year	393	376	652	679
Service cost	7	5	—	—
Interest cost	22	23	39	45
Plan participants’ contributions	—	—	—	—
Amendments	—	—	—	—
Actuarial (gain) loss	(5)	39	88	(42)
Benefits paid	(50)	(50)	(34)	(30)
Benefit obligation at end of year	367	393	745	652
Funded status*	(367)	(393)	(745)	(652)
Unrecognized net actuarial loss (gain)	—	—	—	—
Unrecognized prior service cost (benefit)	—	—	—	—
Net amount recognized	(367)	(393)	(745)	(652)

*	All of the Company’s plans are unfunded.

Amounts recognized in the balance sheet consist of:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Prepaid benefit cost	—	—	—	—
Accrued benefit cost	(367)	(393)	(745)	(652)
Intangible assets	—	—	—	—
Accumulated other comprehensive income	—	—	—	—
Net amount recognized	(367)	(393)	(745)	(652)

The accumulated benefit obligation for all defined benefit pension plans, including the Greek indemnity plan was $338 and $363 at December 31, 2004 and 2003, respectively.

Components of Net Periodic Benefit Cost

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Service cost	7	5	2	—	—	—
Interest cost	22	23	3	39	45	2
Expected return on plan assets	—	—	—	—	—	—
Amortization of prior service cost	—	—	—	—	—	—
Amortization of net actuarial (gain) loss	(5)	39	9	88	(42)	—
Net periodic benefit cost	24	67	14	127	3	2

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of compensation increase	4.5%	4.5%	n/a	n/a

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.75%	6.75%	6.25%	6.75%	6.75%
Expected long-term return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a
Rate of compensation increase	4.5%	4.5%	4.5%	—	—	—

Assumed health care cost trend rates at December 31:

	2004	2003
Health care cost trend rate assumed for next year	10.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	0.5%	0.5%
Year that the rate reaches the ultimate trend rate	2014	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	43	36
Effect on post-retirement benefit obligation	816	683

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(USD Thousands)	Pension Benefits	Other Benefits
2005	$53	$43
2006	49	46
2007	44	49
2008	40	51
2009	36	53
Years 2010 – 2014	127	297

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

NOTE 15:    LEGAL RESERVE

The legal reserve was made in accordance with local Uruguayan law N° 16.060 that states that the Company’s Uruguayan subsidiary should create a legal reserve from net income of 5% per year until the amount equals 20% of the paid-in capital. This amount is legally restricted and the subsidiary is restricted from distributing dividends until the reserve equals 20% of paid-in capital. Considering this, with the net income for the 2004 year, the Uruguayan subsidiary shall increase this reserve in the amount of $184 during the next year and increased the legal reserve in 2004 by $154.

NOTE 16:    COMMITMENTS AND CONTINGENCIES

The Company as of December 31, 2004 had outstanding commitments of approximately $3,206 with Dieste & Montanez S.A. in Uruguay for the construction of a new horizontal silo with ancillary equipment for soybean storage.

The Company as of December 31, 2004 was contingently liable for letters of guarantee and letters of credit amounting to $745 (2003: $784) issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash.

The Company has issued guarantees, amounting to US$71 at December 31, 2004 (2003: $0), to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of 6 months following the last trade date which was December 21, 2004.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings including the settlement of the M/V SD Victory litigation (see Note 21) that are deemed by management to be probable that a liability has been incurred as of December 31, 2004, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is insignificant and will not adversely affect the Company’s financial position.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2014.

In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in June 2011. During 2003 the Company also entered into a nine-year lease for office facilities in Piraeus, Greece, that expires May 2012. During 2004, the Company entered into two lease agreements for two apartments in Athens, Greece. The first lease is for twenty four months and expires March 2006. The second lease is for four months and expires April 2005.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

Future minimum lease payments under the non-cancelable operating leases, with terms of one year or more, are as follows at December 31, 2004:

	Charter Hire	Norwalk Office	Piraeus Office & Apartments
2005	$48,574	$336	$85
2006	49,285	336	69
2007	49,182	336	69
2008	37,205	352	72
2009	30,713	361	76
Thereafter	59,745	498	197
	$274,704	$2,219	$568

Expense under operating leases was $153,360, $103,029 and $4,617 for the years ended December 31, 2004, 2003 and 2002, respectivey.

During the year ended December 31, 2004, the Company, in the normal course of business, entered into contracts to sub-time charter-out vessels for various periods through December 2007.

Future minimum hire receivables under the non-cancelable sub-time charter agreements, with redelivery periods through December 2007, are as follows as at December 31:

	Sub-time charters 2004	Sub-time charters 2003
2004	—	$107,630
2005	185,026	44,549
2006	54,571	12,003
2007	12,403	2,026
	$252,000	$166,208

NOTE 17:    RELATED PARTY TRANSACTIONS

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping, Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis during the years ended December 31, 2004, 2003 and 2002 were $877, $597 and $0, respectively. The Company owns fifty percent of the common stock of Acropolis. During the years ended December 31, 2004, 2003 and 2002, the Company received dividends $699, $78 and $0, respectively. See Note 9.

During the year ended December 31, 2003 and 2002, the Company utilized Levant Maritime Company Ltd. as an agent. Agency fees paid to Levant Maritime Company Ltd. amounted to $1,003, and $846, respectively. Levant Maritime Company Ltd. is a company not included in this consolidation. The management of this Agency was carried out by one of the Company’s former directors and shareholder. The Company ceased to use the services of this agency as of December 31, 2003.

Loans to shareholders:    In November 2002, the Company issued a promissory note for $367 to Kastella Trading, Inc. (‘‘Kastella’’), a Marshall Islands corporation. Interest accrued at 4.6% per year

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

and was payable at the note’s due date. Kastella was wholly-owned by one of the Company’s executives. This loan was fully repaid in 2004 and the interest received was $33 and is included in the statement of operations as part of interest received.

In January 2002, the Company advanced to one of its shareholders and executives the amount of $70. The outstanding amount as at December 31, 2003 of $65 was fully repaid during the year. The loan bore interest at a variable rate linked to the Company’s investment rate and was secured by the shareholder’s ownership in the Company, which amounts to 1,500 shares. The interest received was $1 (2003: $1) and is included in the statement of operations as part of interest received.

In August 2004, the Company advanced to one of its shareholders and executive officers the amount of $50. The full amount was repaid during the year. No interest was calculated for the duration of this loan.

Balances due to related parties:    An amount of $147 (2003: $185), which is due to Acropolis Chartering and Shipping Inc., was included in the trade account payable at December 31, 2004.

NOTE 18:    DISPOSAL OF FIXED ASSETS

In 2004, the following fixed assets were disposed of:

Fixed Asset	Net Sales Proceeds	Net Book Value	Gain on sale
Payloaders (2)	$112	$(58)	$54
Uniloaders (3)	24	(17)	7
	$136	$(75)	$61

In 2003, the following vessels were disposed of:

Vessel	Net Sales Proceeds	Net Book Value	(Loss)/Gain on sale
M/V Navios Pioneer	$6,020	$(5,805)	$215
M/V Agios Konstantinos	18,487	(19,413)	(926)
M/V Artemis	18,538	(21,712)	(3,174)
M/V Navios Aegean	19,996	(18,478)	1,518
	$63,041	$(65,408)	$(2,367)

During 2002, the following vessel was disposed of:

Vessel	Net Sales Proceeds	Net Book Value	(Loss)/Gain on sale
MV Chian Sportsman	$1,036	$(1,163)	$(127)

NOTE 19:    MINORITY INTERESTS

The Navimax Pool, an association of three participants, was created for purposes of trading and operating vessels owned and/or chartered by the Pool’s participants, as well as, to charter and trade with third parties under freight contracts.

As a result of the business combination on December 11, 2002, the Company effectively owned 66.66% of the shares in the Navimax Pool changing the status of the investment from an associate company to a subsidiary company.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

In 2003 the Company liquidated the third participant’s interest in the Navimax Pool based on mutual agreement. The liquidation was carried out on March 11, 2003 by distributing to the third participant, its remaining monetary value of pool interests as there were no other assets or liabilities.

NOTE 20:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Port Terminal business consists of operating a port and transfer station terminal.

The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2, ‘‘Significant Accounting Policies.’’ The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table.

Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations	Port Terminal	Total
Year ended December 31, 2004
Revenue	$271,536	$7,648	$279,184
Gain and loss on forward freight agreements	57,746	—	57,746
Interest revenue	787	2	789
Interest expense	(3,140)	(310)	(3,450)
Depreciation and amortization	(5,258)	(667)	(5,925)
Equity in net earnings of affiliate companies	763	—	763
Net income	123,841	3,291	127,132
Total assets	309,022	24,270	333,292
Total expenditure for long-lived assets	494	4,609	5,103
Investment in affiliates	557	—	557

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

	Vessel Operations	Port Terminal	Total
Year ended December 31, 2003
Revenue	$172,824	$6,910	$179,734
Gain and loss on forward freight agreements	51,115	—	51,115
Interest revenue	132	2	134
Interest expense	(4,738)	(540)	(5,278)
Depreciation and amortization	(8,293)	(564)	(8,857)
Equity in net earnings of affiliate companies	403	—	403
Net income	52,588	2,913	55,501
Total assets	340,017	21,516	361,533
Total expenditure for long-lived assets	34,894	1,553	36,447
Investment in affiliates	493	—	493

	Vessel Operations	Port Terminal	Total
Year ended December 31, 2002
Revenue	$26,544	$215	$26,759
Gain and loss on forward freight agreements	494	—	494
Interest revenue	41	—	41
Interest expense	(3,950)	—	(3,950)
Depreciation and amortization	(5,943)	(60)	(6,003)
Equity in net earnings of affiliate companies	68	—	68
Net income	(5,672)	38	(5,634)
Total assets	200,662	14,810	215,472
Total expenditure for long-lived assets	7,654	—	7,654
Investment in affiliates	1,074	—	1,074

The following table sets out operating revenue by geographic region for the Company’s reportable segments. Vessel Operation and Port Terminal revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue By Geographic Region

	December 31, 2004	December 31, 2003	December 31, 2002
North America	$38,201	$30,308	$5,597
South America	7,808	7,055	372
Europe	119,393	85,533	13,661
Australia	12,943	10,863	2,851
Asia	99,356	44,308	3,656
Other	1,483	1,667	622
Total	$279,184	$179,734	26,759

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

NAVIOS MARITIME HOLDINGS INC.
[ACQUIRED COMPANY* ]
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars)

possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $116,231 and $120,750 at December 31, 2004 and 2003, respectively. For Port Terminal, all long-lived assets by country are located in Uruguay. The total net book value of long-lived assets for port terminal amounted to $20,909 and $18,338 at December 31, 2004 and 2003, respectively.

Long-lived assets include vessels, other fixed assets, and the unamortized portion of capitalized drydock costs.

NOTE 21:    SUBSEQUENT EVENTS

(a) Negotiated settlement on M/V SD Victory arbitration case

On February 15, 2005, the Company successfully negotiated a settlement of $705 with the head owners of the M/V SD Victory. This amount had been reserved as of December 31, 2004.

(b) International Shipping Enterprises, Inc. (‘‘ISE’’) enters into agreement for acquisition of the Company

On March 1, 2005, ISE and the Company announced that they entered into a definitive stock purchase agreement, dated February 28, 2005, whereby the Company and its subsidiaries will be acquired by ISE. Under the terms of the agreement, all of the equity of the Company will be purchased for approximately $607.5 million in cash, subject to certain adjustments.

*	"Acquired Company" designates the entity acquired and this term is being used to avoid any confusion between the registrant from before and after the acquisition by ISE.

65,550,000 Shares of Common Stock

[NAVIOS LOGO]

NAVIOS MARITIME HOLDINGS INC.

PROSPECTUS

       , 2005

All dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

The Associations Law of the Republic of the Marshall Islands authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Marshall Islands law.

Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1)

Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)

Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)

When director or officer successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)

Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)

Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(6)

Insurance. A corporation shall have power to purchase and maintain insurance or behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

We have obtained director and officer liability insurance to cover liabilities of our directors and officers that may occur in connection with their services to us, including matters arising under the Securities Act of 1933. Our articles of incorporation and bylaws also provide that we will indemnify and advance expenses to, to the fullest extent permitted by law, any of our directors and officers, against any and all costs, expenses or liabilities incurred by them by reason of having been a director or officer.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc., or ISE, Navios and all the shareholders of Navios, ISE acquired substantially all of the assets of Navios through the purchase of all of the outstanding shares of stock of Navios. As a result of such acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, Navios. As a result of the reincorporation, ISE changed its name to Navios Maritime Holdings Inc. to reflect its operations and ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. Prior to becoming a public company on August 25, 2005, Navios was a privately held company that sold all of its outstanding shares that had been previously issued on such date. Since August 25, 2005, Navios has not sold any unregistered securities.

Item 8.    Exhibits and Financial Statement Schedules

(a) Exhibits

3.1	Amended and Restated Articles of Incorporation.*
3.2	Bylaws.*
4.1	Specimen Unit Certificate.*

4.2	Specimen Common Stock Certificate.*
4.3	Specimen Warrant Certificate.*
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and International Shipping Enterprises, Inc., the legal predecessor of Navios (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
5.1	Opinion of Reeder & Simpson P.C., Marshall Islands Counsel to Navios, as to the validity of the shares.†
10.1	Plan and Agreement of Merger, dated as of August 25, 2005, between International Shipping Enterprises, Inc. and Navios Maritime Holdings Inc.
10.2	Form of Stock Escrow Agreement between International Shipping Enterprises, Inc., the legal predecessor of Navios, Continental Stock Transfer & Trust Company and the Initial Stockholders of International Shipping Enterprises, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.3	Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios, and the Initial Stockholders (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.4	Stock Purchase Agreement, dated as of February 28, 2005, by and among International Shipping Enterprises, Inc., the legal predecessor of Navios, Navios, the Shareholders' agent and the Shareholders of Navios (Incorporated by reference to International Shipping Enterprises, Inc.'s, the legal predecessor of Navios, Amendment No. 1 to Annual Report on Form 10-K/A filed on April 18, 2005.)
10.4.1	List of omitted schedules to the Stock Purchase Agreement identified in Exhibit 10.3 (Incorporated by reference to pre-effective Amendment No. 2 of the Registration Statement on Form S-4 of International Shipping Enterprises, Inc. filed on June 27, 2005) (1).
10.5	Facilities Agreement for International Shipping Enterprises, Inc. with HSH Nordbank AG dated July 12, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005). The Registrant will furnish supplementally a copy of any omitted schedule to the commission upon request)
10.6	Amendment to the Stock Purchase Agreement dated May 27, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated May 27, 2005 and filed on June 3, 2005.
10.7	Second Amendment to the Stock Purchase Agreement dated July 14, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005).
23.1	Consent of PricewaterhouseCoopers*
23.2	Consent of Reeder & Simpson P.C. †(see Exhibit 5.1)
23.3	Consent of Drewry Shipping Consultants.*
24	Powers of Attorney.* (Included on Signature Page)

*	Filed herewith

(1)	In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the omitted schedules is filed herewith. The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.

†	To be filed by amendment.

(b)	Financial Statement Schedule(s):

All schedules are omitted for the reason that the information is included in the financial statements or the notes thereto or that they are not required or are not applicable.

Item 9.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than any payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Piraeus, Greece on November 2, 2005.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Name: Angeliki Frangou Title: Chairman and Chief Executive Officer
By: /s/ Michael McClure Name: Michael McClure Title: Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each director and executive officer of Navios Maritime Holdings Inc. whose signature appears below constitutes and appoints Angeliki Frangou and Michael McClure, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement (and any registration statement relating to the same offering and filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities indicated on November 2, 2005

Signature	Title(s)	Date

/s/ Angeliki Frangou	Chief Executive Officer (principal executive officer)	November 2, 2005

Angeliki Frangou

/s/ Michael McClure	Chief Financial Officer (principal financial and accounting officer)	November 2, 2005

Michael McClure

/s/ Angeliki Frangou	Chairman of the Board	November 2, 2005

Angeliki Frangou

/s/ Robert Shaw	President and Director	November 2, 2005

Robert Shaw

/s/ Vasiliki Papaefthymiou	Director	November 2, 2005

Vasiliki Papaefthymiou

/s/ Spyridon Magoulas	Director	November 2, 2005

Spyridon Magoulas

/s/ John Stratakis	Director	November 2, 2005

John Stratakis

Signature	Title(s)	Date

/s/ Rex Harrington	Director	November 2, 2005

Rex Harrington

/s/ Allan Shaw	Director	November 2, 2005

Allan Shaw